SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03055100

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F √ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) √

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No √

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Serono Annual Report 2002

the f

serono

biotech & beyond

contents



Team Rebif®















2002 has been a pivotal year in the development of Serono. We delivered on our promise and achieved a fundamental element of our strategy with the approval of Rebif® in the United States. We concluded a number of key business agreements that further strengthen our leading positions in reproductive health and neurology, and we are poised to enter the therapeutic area of psoriasis.

The most exciting news of the year was the early approval of Rebif® by the US Food and Drug Administration on March 7, 2002, making Rebif® available to people with multiple sclerosis (MS) in the United States. Thanks to the tremendous preparatory work by our teams, we were able to launch Rebif® in the United States immediately upon approval and then deliver a very strong performance, with US sales of $71 million. This is a remarkable achievement and the culmination of many years of work.

Another landmark was the agreement for the co-marketing of Rebif® in the United States with Pfizer, which has the leading sales force in the neurology field and will considerably extend patient access to Rebif®. Our joint team is already working together to fulfill the goal of making Rebif® the most successful treatment for multiple sclerosis in the US.

Outside the US, Rebif® continued to be the world's most-prescribed MS treatment, consolidating its leadership position, and is now our largest selling product. The success of Rebif®, combined with the licensing and development of complementary products, sets the stage for our neurology franchise to become our leading business.

Our other businesses are also contributing strong results, and I am very pleased for example with our performance in reproductive health (RH) where we are the overall market leader. Our leading RH product Gonal-F® achieved sales growth of 9.7 percent illustrating the success of our recombinant strategy.

The year has also been notable for a number of landmark collaborative agreements. We have made significant investments in Serono's future, both to develop our existing businesses and to strengthen our pipeline. This focus will continue into the future.

Serono partnered with Genentech to develop and market Raptiva™ (efalizumab) for psoriasis worldwide and currently holds the license outside of the US and Japan.

We are building the strongest portfolio of MS therapies in the world. We have entered into an agreement with Amgen to commercialize Novantrone® (mitoxantrone) in the US. Novantrone®, which is registered for advanced forms of MS, is complementary to Rebif® and is already on the market. Serono will develop cladribine, potentially the first oral treatment for multiple sclerosis, in collaboration with Ivax.

We signed an exclusive worldwide agreement with AstraZeneca to develop the aromatase inhibitor anastrozole in ovulation induction and improvement of follicular development.

Key projects made excellent progress. Our IL-18 binding protein successfully completed Phase 1 clinical testing, and we plan to start Phase 2 in the first targeted indication of psoriasis later this year. Onercept (TBP-1) has also yielded promising results in this indication in a Phase 2 study, and this year we are further investigating its potential, as well.

Promising clinical results have been achieved with LIF, reinforcing our view that it has considerable potential in the treatment of infertility by helping with embryo implantation, and we are proceeding with a Phase 2 study.

In addition, with the acquisition of Genset, we have added a world-class genetics capability to our discovery activities, complementing our existing activities in this area. This acquisition will enable the creation of a unique integrated discovery platform to feed our development pipeline using genetics expertise to identify and validate new targets and therapeutic proteins based upon their relevance to human disease.

As you'll read in more detail in this report, 2002 was pivotal for our future. We have delivered strong performance while investing in the future of our company. We have a strong research base with intellectual property protecting our discovery and development efforts. We are the world leader in reproductive health, and going forward a leadership position in MS is looking highly attainable. We are very well positioned for the future.

Ernesto Bertarelli
Chief Executive Officer



Record revenues of $1.6 billion

Product sales up 14% to $1.4 billion

Strong cash flow and net financial assets of $1.6 billion

Net income up to $320.8 million

Highly diversified

Total revenues (US$ million)

Net income (US$ million)


1,239.7
1,376.5
1,546.5
2000
2001
2002
301.0
316.7
320.8
2000
2001
2002

2002 product sales by therapeutic area (% of $1,423.1 million)

1 Reproductive health **43.7%**
2 Neurology **38.6%**
3 Growth and metabolism **8.7%**
4 Wasting **6.7%**
5 Other **2.3%**


1
2
3
4
5

2002 product sales by *geographic* area (% of $1,423.1 *million*)

1 Europe **43.6%**
2 North America **33.7%**
3 Latin America **7.7%**
4 Others **15.0%**


1
2
3
4

Neurology

Rebif® became our top-selling product with sales of $549 million. Approved and launched in the US in March 2002, we achieved excellent US sales of $71 million, and our goal is to extend our market leadership to the US.

We are building the world's strongest MS portfolio, as evidenced by our investments in Novantrone® and cladribine.

Reproductive health

Worldwide sales grew 8.3%, to $622 million outpacing the growth of the RH market. Sales of Gonal-F® – our leading reproductive health product – increased by 9.7%, demonstrating the success of our recombinant portfolio strategy. At the end of 2002 recombinant products were 90% of Serono's gonadotropin sales in the US and Europe.

Growth and metabolism

Saizen® sales increased by 15.6% to $124 million, and Serostim® sales were $95 million, contributing well to our overall business.

Psoriasis

Genentech has licensed to Serono the rights to develop and market Raptiva™ outside of the US and Japan. Serono is now poised to enter this new therapeutic area.

Rebif® in the USA


Supply Chain
Rebif
Regulatory
Legal
MS Lifelines
Evidence
Statistics
Managed Markets
Manufacturing
Marketing
PR

A winning team depends on a shared vision, a sense of purpose and confidence in one another. At Serono, the people who stand behind Rebif® (interferon-beta 1a) strongly believe it can make a difference in the lives of those who suffer from multiple sclerosis (MS). Supporting that conviction is conclusive scientific evidence and the personal experience of many MS patients.

Already the most widely used MS therapy in the rest of the world, Rebif® has grown at a record-setting pace in the United States since its launch in March 2002. Why? Physicians and patients have discovered that it is an excellent combination of proven efficacy, safety and convenience. With the help of Rebif,® people with MS are able to look forward to full and active lives.


Government Relations
Strategy
USA
Training
Medical
Sales
Human Resources

MS LifeLines Ambassadors

The day-to-day reality of living with multiple sclerosis can best be understood by those who have felt it themselves. As part of Serono's Rebif® Across America program, MS patients are sharing their experiences and personal insights into managing the disease. These MS LifeLines Ambassadors have a message of hope: MS will not stop us from living a rich and meaningful life.



"I am thankful for all of my senses, especially the sensation of touch. I refuse to allow MS to rob me of any more precious moments."
Edress Williams

Like many people with MS, Edress Williams was misdiagnosed for years. Her symptoms grew worse, including a painful burning sensation whenever a family member touched her or their puppy rubbed up against her skin. When she was finally diagnosed with MS in 1997, she began weekly intramuscular injections of interferon. The shots made her miserable. Then Edress discovered Rebif,® which is given just below the skin. Edress got a big part of her life back. Now she is sharing her story with other MS patients.

"By choosing my therapy, my lifestyle and my attitude, I have found, somewhat unexpectedly, an amazing and priceless gift: hope."
Christy Demory

In 2000, newly engaged Christy Demory was diagnosed with MS. She was devastated. With support from family and friends, she began evaluating her options. She decided to participate in the EVIDENCE study, and was randomly selected to take Rebif.® She chose to stay with Rebif® after the trial was over. Christy doesn't let MS stop her from doing what she loves to do. When she is not working or spending time with her family, she sings in her church choir and volunteers for the Salvation Army and United Way. Christy serves as a MS LifeLines Ambassador because she wants to share her new sense of hope.

a true team effort

With more than 200 people from Serono involved in the successful launch of Rebif® in the United States, singling out anyone for recognition is a difficult task. The following "team roster" represents the essential contributions of many committed individuals.



"The EVIDENCE trial was a tremendous team effort. Within a compressed time frame, many individuals from departments in clinical development put maximum effort and dedication into the successful conduct, from start to finish, of this pivotal clinical study. The final results of the trial validated our prior study results and our predictions on the importance of high dose, high frequency interferon therapy for MS patients."

Gordon Francis
Vice President of Clinical Development, Neurology



"Since the approval of Rebif® set a precedent in overcoming the orphan drug designation of another product based on efficacy, Serono's ongoing dialogue with the FDA was absolutely critical to success. Running a head-to-head clinical trial such as EVIDENCE is always a risky proposition. The positive results justified our belief in Rebif®. Congratulations to the many people throughout Serono who contributed to the approval and made a difference for people living with MS."

Thomas A Lang
Vice Chairman and Senior Policy Advisor



"We were on the phone with the FDA many times a day: answering questions, responding to requests for additional data or discussing the wording of the labeling. Our entire company was driven by a sense of urgency. The bottom line, of course, was the quality of our clinical data. Because we were setting a precedent with Rebif® in the context of orphan drug legislation, we had to meet very high standards."

Pamela Williamson Joyce
Vice President, Regulatory Affairs & Quality Assurance, North America

a story of great efficacy



"After a great deal of soul searching, I realized that hard things are put in our way not to stop us, but to call on our courage and strength."
Ron Groh

Ron Groh has always been an athlete and an outdoorsman with a love for camping, hiking and whitewater rafting. In 1996, when he learned he had multiple sclerosis, he went into severe depression. Complicating his MS therapy was a phobia of needles, heightened by the two-and-a-half inch needle he used for intramuscular injections. He then began taking Rebif®, taking advantage of the autoinjector that hides the smaller needle used for subcutaneous injection. Now Ron has a more positive attitude and continues to lead an active life: playing golf, coaching football and going to the beach with his two daughters. He gives interviews and presentations on his personal experience, hoping to be an inspiration to others living with MS.

MS patients want a treatment that works. The efficacy and safety of Rebif® have been firmly established on the basis of the PRISMS study, the largest study of its type to-date conducted in relapsing-remitting MS.

Serono went beyond this to conduct a head-to-head clinical trial comparing Rebif® (44 micrograms three times per week) with Avonex® (30 micrograms once per week). When presented with the results of this EVIDENCE trial, the Food and Drug Administration (FDA) granted an exception of the orphan drug exclusivity of Avonex® and allowed Rebif® entry into the US market in March 2002. This was the first time the FDA has ever taken such a decision on the basis of superior efficacy.

Team Rebif® | BROWN 14 | FRANCIS 21 | SHERMAN 33 | HYDE 18 | DEL MAZZA 10 | LANG 11 | WILLIAMSON JOYCE 19



"I see my role as both a coach and a cheerleader in keeping our organization focused on our key message of efficacy, and maintaining a high level of enthusiasm. The successful launch of Rebif® in the US shows that our sales force has the knowledge and the tenacity needed to win in this very competitive marketplace. It also reinforces what we have learned from the launch of Rebif® in the rest of the world: 'The truth, well told, will prevail'."

Deborah Brown
Executive Vice President for Neurology, North America



"The MS LifeLines program has been a centerpiece of the Rebif® launch in the United States. Our team of registered nurses, customer support specialists and medical reimbursement specialists handles many thousands of calls every month and in 2002 processed more than 13,000 prescription requests from physicians. The key to success in any call center is the people who take care of the customer. Our staff are well trained, courteous and professional."

Scott Sherman
Director of Operations, MS LifeLines



"If you start from zero on the day of launch, you lose valuable time explaining the basics of your company and product. Our clinical science liaisons fanned out across the US more than one year before Rebif® was launched, building relationships with key neurologists and explaining the science behind our product. That's one reason why Rebif® has taken off so quickly in the US market. Our team had already sown the seeds of success."

Robert Hyde
Director of Medical Services



"The final regulatory approval for Rebif® came on a Thursday evening. The following Monday morning, we were able to bring the product to patients. Behind this were many months of meticulous planning, close collaboration with our suppliers and calculated risks at key junctures. Our cross-functional team was motivated by a sense of excitement in achieving what some people called 'mission impossible'."

Dario Del Mazza
Vice President of Distribution, North America

toge

Serono and Pfizer working together to bring Rebif® to doctors and their patients




ther

Take the resources and experience of Pfizer, the largest pharmaceutical company in the world, and combine them with Serono's expertise in multiple sclerosis and the extraordinary efficacy of Rebif®. The result is a new and powerful combination that is able to reach neurologists and their patients optimally.

"We are leveraging each other's strengths," explained Gina Lobello, Senior Director/Group Leader for Neurology at Pfizer. "Serono offers an excellent therapy, product expertise and clinical knowledge of MS. We add our experience in marketing and sales, our reputation as a leader in neurology and our relationships with US physicians, especially community neurologists who are the key to future growth. Over time, our combined companies will become the MS market leaders."

"The collaboration is functioning so well that we no longer focus on either Serono or Pfizer," said Corbin Wood, Serono's Executive Director of Marketing, Neurology. "We make joint decisions on the basis of what is best for the overall business. We share the goal of achieving the same leadership position in the United States that Rebif® has attained in the rest of the world."

"All of our neurology products are number one in their respective disease areas," added Deborah Masone, Director/Team Leader for Marketing, Neurology, at Pfizer. "Rebif® is a leading product that fits well into our portfolio. We are now solidifying our relationship with Serono and sharing best practices. Our co-promotion agreement is a 13-year deal, so we are in this for the long haul."

Serono's Nevena Mirkovic, who has achieved the highest market share for Rebif® in the US, works well with the three Pfizer counterparts in her territory of South Detroit (Michigan). "By first analyzing, then capitalizing on the best existing relationships between physicians and account specialists," she explained, "we are creating an effective team and driving the prescriptions."

She said that aggressive selling isn't necessary, because Rebif® has such outstanding scientific data backing it up. "You have heard the claims of the competition," she often tells physicians, "now here are the facts. You decide for yourself what is best for your patients."





extending
the MS franchise

Building on our leadership in MS

Serono's commitment to discovering and developing better ways to treat multiple sclerosis doesn't end with Rebif.® We continue to invest in research and develop our portfolio of state-of-the-art products as we search, ultimately, for a cure. To complement our internal R&D programs, we have formed alliances with other leading biotech and pharmaceutical companies, acquiring promising new therapies. This is all part of our vision of building the world's leading MS portfolio.

Novantrone®
In November 2002, a licensing and commercialization agreement was finalized with Amgen that gives Serono the rights to market the chemotherapeutic agent Novantrone® (mitoxantrone for injection concentrate) in the US. Novantrone® is approved by the FDA in the United States for more aggressive forms of MS and certain forms of cancer. Thus, in MS it complements Rebif,® which is registered for relapsing forms of MS. Novantrone® is already on the market, having been approved by the FDA for MS indications in October 2000.

Cladribine
In October 2002, Serono and IVAX Corporation signed a worldwide agreement to develop and commercialize cladribine. This molecule disrupts the proliferation of certain white blood cells involved in the pathological process of multiple sclerosis. We are developing cladribine as potentially the first orally effective treatment for multiple sclerosis. Serono and IVAX are working to establish the optimal oral formulation of cladribine for testing in clinical trials.



BRIGHT FUTURE



2002 saw a considerable strengthening of our pipeline. In addition to the six recombinant products which we have on the market, we have over 30 projects at various stages of development. About half of these involve recombinant proteins and the rest are small molecules which can be taken orally.

Our current products are in the areas of neurology, reproductive health and metabolism. Now we are entering into new therapeutic areas, such as inflammatory and autoimmune diseases.

Partnering – with biotechnology and pharmaceutical companies, as well as with leading academic institutions – is a strong Serono tradition and an essential part of our leadership strategy in biotechnology. We signed a number of significant deals which support our existing therapeutic areas and those we will enter in the future. This enhances our capability to bring innovative treatment options to patients in the years to come. The current Serono pipeline reflects our commitment to developing products that will address unmet medical needs.

our pipeline





Therapeutic area

Reproductive health

FSH-LH chimera female infertility

Oxytocin receptor antagonist pre-term labor

Prostanoid FP receptor antagonist pre-term labor

Microencapsulated r-FSH
to reduce the frequency of administration of r-FSH

Anastrozole (aromatase inhibitor)
ovulation induction and improvement of follicular development

r-LIF (emfilermin) embryo implantation failure

Luveris® severe FSH and LH deficiency (US)

Neurology

Chemokine inhibitor multiple sclerosis

Cladribine multiple sclerosis

JNK inhibitor multiple sclerosis

Breaker peptide Alzheimer's disease

IFNAR-2 to increase the half life of IFNß-1a in MS

r-IL-6 (atexakin alfa) neuropathy (planned)

Growth and metabolism

PTP1b inhibitor diabetes and obesity

PEG GHRF
conditions related to growth hormone deficiency

r-GH HARS/lipodystrophy

Inflammatory and autoimmune diseases

JNK inhibitor inflammatory conditions

TACI-Ig autoimmune conditions

r-IL-18 bp rheumatoid arthritis

r-IL-18 bp psoriasis

Onercept (r-TBP-1) psoriasis

Efalizumab (Raptiva™) psoriatic arthritis

Efalizumab (Raptiva™) rheumatoid arthritis

Efalizumab (Raptiva™) psoriasis

Gastroenterology

r-IL-18 bp Crohn's disease

r-IFNß-1a Crohn's disease

r-IFNß-1a ulcerative colitis

Onercept (r-TBP-1) Crohn's disease

r-GH short bowel syndrome

r-IFNß-1a chronic hepatitis C in Asian patients

Other

Iturelix nanospheres (GnRH antagonist) prostate cancer and BPI

Type 1 5-alpha reductase inhibitor acne

PEG r-IFNß-1a anti-viral

preclinical phase Investigate safety of a product candidate in a controlled laboratory environment	phase 1 Clinical trials in healthy volunteers to determine safety, dosages and the best route for delivery of the medicine	phase 2 Clinical trials in patients to further determine dose, safety and efficacy	phase 3 Large clinical trials to determine definitive safety and efficacy in patients	major marketed products
				Gonal F® Ovitrelle®/ Ovidrel® Luveris® (Europe) Crinone® Cetrotide®
				Rebif® Novantrone®
				Saizen® Serostim®

BPH Benign prostate hyperplasia
GnRH Gonadotropin releasing hormone
GHRF Growth hormone releasing factor
HARS HIV-associated adipose redistribution syndrome
Ig Immunoglobulin
PEG Pegylated – the addition of polyethylene glycol molecules to a potential drug candidate in order to modify some of its properties such as solubility, stability, pharmacokinetic half-life or immunogenicity profile
PTP1b Protein tyrosine phosphatase 1b
r-FSH Recombinant follicle stimulating hormone
r-GH Recombinant growth hormone
r-IFNß-1a Recombinant interferon beta-1a
r-IL-6 Recombinant interleukin-6
r-IL-18 bp Recombinant interleukin-18 binding protein
r-LIF Recombinant leukemia inhibitory factor
r-TBP-1 Recombinant tumor necrosis factor binding protein 1
TACI Transmembrane activator and CAML-interactor

a unique portfolio of solutions

Entering a new therapeutic area psoriasis

Psoriasis is a chronic, autoimmune disease that affects the skin of patients. About 2% of the population suffers from psoriasis, and the more severe forms of this disease require a lifetime of treatment. None of the therapies available today are considered adequate, by patients and doctors alike.

Raptiva™

Raptiva™ (efalizumab), which we are developing in conjunction with Genentech and Xoma, works by a totally new and unique mechanism of action and represents a potential breakthrough in the long-term treatment of psoriasis. Data available from recently completed Phase 3 trials in patients with moderate-to-severe psoriasis, showed that Raptiva™ works fast and is effective and safe for chronic use.

Serono will be responsible for Raptiva's marketing outside of the US and Japan and has recently filed Raptiva™ with the European regulatory authority. Raptiva™ is also undergoing Phase 2 clinical testing in rheumatoid arthritis in the US as a potential therapy for moderate-to-severe disease.

With Raptiva™ already close to the market, we are further building the franchise with two molecules in development – onercept (r-TBP-1) and r-IL-18bp, both of which have a mechanism of action different from that of Raptiva™ – providing us with a unique portfolio of products to provide better treatment in this generally underserved therapeutic area.

As we announced in December 2002, the results of a Phase 2 trial of onercept in psoriasis and psoriatic arthritis were positive, and we will start a Phase 3 study this year. Meanwhile, r-IL-18bp was shown to be safe and well tolerated in Phase 1 trials, which were completed in 2002, and further clinical trials will be initiated in 2003 for the treatment of autoimmune diseases including psoriasis and rheumatoid arthritis.



"Over the course of 30 years, I watched as psoriasis claimed more than 40 percent of my skin. Simple things like taking a shower or getting dressed were painful ordeals. Any movement could cause the skin to crack and bleed, and sports were out of the question.

"There was no escape from the torment, not even in sleep. Falling asleep was hard, and staying asleep for more than two hours at a time was almost impossible.

"I was fortunate enough to get into a clinical trial for a psoriasis treatment that rapidly relieved my symptoms. It was like waking up from a 30-year nightmare. I could look at myself in the mirror and not feel disgusted. I could wear whatever clothes I felt like wearing.

"I could roll around on the floor with my kids. I had forgotten what it was like to enjoy the feeling of being touched by another person. Today, I feel blessed beyond measure."




better life



discovering new proteins as drug candidates

Joining forces has allowed us to strengthen our discovery platforms

ON YOUR MARKS, GENSET, GO

In September, one of the world's leading genomics companies, Genset, was incorporated into our discovery organization, bringing with it 12 years of expertise in human genetics and thereby enhancing our capabilities to provide the medical advances of the future.

Human genetics enable us to understand the disease better than ever before and to invent new approaches to therapy. Our enhanced capabilities in genetics will improve the likelihood of success in developing new medicines for a variety of diseases.

The other thing we are planning to do is to link pharmacogenomics with clinical trials of some of our potential new therapies, to understand better which patients are most likely to benefit.

The completion of The Human Genome Project and the ability to link genetic sequences with specific diseases and the way they evolve marks the beginning of an era of opportunity for Serono. Genset gives us additional critical mass in the race to unlock the secrets of the human genome and fulfill our objective of finding therapeutically useful molecules.

One of Serono's major long-term strengths is our capability to understand our key disease areas. We believe that this, combined with the genetic approach, will allow us to discover treatments for diseases that are currently considered difficult or impossible to treat.

We are confident that we are in a strong position for the future. Our biology is now streamlined to enable us to move forward with the most suitable potential medicines for each disease area; whether they be proteins, antibodies, peptides or small molecules which can be taken orally.



Protein library

Serono's expertise in biotechnology is based on our profound understanding of proteins and how they act in the human body. Using this knowledge, we continue to develop potential new treatments. The molecules described here are just three of the proteins on which we are currently working.







LIF

Recombinant leukemia inhibitory factor (LIF) is a protein believed to be important to the process of attachment of the embryo to the inner lining of the uterus.

Failure of the embryo to implant in the uterus occurs in a large proportion of patients undergoing *in vitro* fertilization and similar procedures. The clinical impact of LIF was reflected in the results of a clinical study completed in 2002 in almost 60 patients with a history of recurrent embryo implantation failures.

In early 2003, we started a Phase 2 study as a follow up to this observation.



IL-18 binding protein

As its name suggests, IL-18 binding protein is a protein which sticks to IL-18. The latter is an important cytokine, or chemical messenger, which provokes inflammation in a variety of diseases. It does this by stimulating other inflammatory proteins to be released. IL-18 bp mops up excess IL-18 and prevents it from causing further harmful inflammation.

We believe that it could be useful in a variety of diseases and, having recently completed Phase 1, plan to start further clinical studies in 2003 involving patients suffering from psoriasis and rheumatoid arthritis.



FSH-LH chimera

There is an emerging belief among infertility experts that combined treatment with FSH together with LH may offer therapeutic advantages, including increased pregnancy rates in some groups of patients. To meet this need we are developing new chimeric gonadotropins possessing both FSH and LH activities in a single protein molecule.

Selected chimeras are potent activators of both the human FSH and LH receptors and display powerful follicle stimulating activity in the laboratory. One chimeric molecule possessing both FSH and LH activity has recently entered the pre-clinical phase of development.

arrivals ↓



Our reproductive health portfolio is unique in that we offer a complete portfolio of state-of-the-art products for total cycle management. We are the only company with three fertility hormones produced by recombinant technology. Given the demonstrated benefits of recombinant products in fertility, Serono's goal is to provide an entirely recombinant portfolio. This enables the production of highly consistent and extremely pure proteins in guaranteed quantities.

Serono is continuously searching for new therapies to make fertility treatment even more efficacious and convenient. New drug candidates are being studied to enhance embryo implantation, to develop oral treatments for female infertility and to treat premature labor.

LIF has just entered Phase 2 testing to support embryo implantation during *in vitro* fertilization (IVF), currently one of the major causes for failure of IVF.

Also in Phase 2 is anastrozole, which was licensed for development in the treatment of ovulation induction and improvement of follicular development from AstraZeneca in July 2002. Anastrozole's unique characteristics lead us to believe it will have benefits over currently available treatments, both in efficacy and fewer side effects.

About ten percent of all pregnancies end prematurely. Reducing uterine activity during pre-term labor will improve the outcome. Our research has come up with two promising ways of potentially tackling the problem by switching off premature uterine contractions. One of these is an oxytocin receptor antagonist and the other – a more recent development – is a prostaglandin receptor antagonist.





"We were diagnosed with infertility after one year of trying to become pregnant naturally. For the next three years, we undertook fertility treatment.

"I'll never forget the message that came through that afternoon while I was in a meeting with colleagues, asking me to ring back my treating nurse. 'It's positive,' she told me. I whooped with joy and couldn't wait to phone Tom. He seemed to have trouble believing the news.

"After that telephone call, everything became a heavenly blur of happiness. Yes, we were expecting a baby. It no longer mattered how long and hard we had tried. We knew we were going to enjoy every moment of pregnancy and parenthood.

"When our little angel Amy was born, we were over the moon, and the love and joy of our family and friends were quite overwhelming."





new life



Gonal-F® multidose gives both convenience and efficacy


Custo

Infertility treatment serves one aim: to allow people the opportunity to fulfill their dream of having a child. Any number of factors can cause infertility, as more than 10% of couples worldwide know all too well from their own experiences. Our vision is to develop and market innovative products to help infertile couples at every stage of the reproductive cycle, from follicular development to early pregnancy, in making their dream come true.


mizing

Serono has developed a complete portfolio of recombinant fertility drugs for each stage of the reproductive cycle, from ovulation through to early pregnancy. Gonal-F® (recombinant FSH), Luveris® (recombinant LH) and Ovidrel® (recombinant hCG) form the basis of a product portfolio that allows doctors to tailor the therapy to best meet their patients' needs.

Gonal-F® multidose gives both convenience and efficacy

Gonal-F® is the flagship of our reproductive health portfolio. It is the first biotechnologically produced human follicle-stimulating hormone.

This hormone is responsible for the development of follicles in the ovaries. Gonal-F® has helped hundreds of thousands of couples in more than 80 countries to overcome this relative deficiency.

To further improve Gonal-F®, Serono has developed a new manufacturing process by implementing the Fill-by-Mass process. The result is an even more pure and consistent product. The practical benefit for doctors and patients is a more consistent clinical response.

Growth hormone



"no needles to pop our balloons"



Saizen® is used for long-term treatment of children with growth failure due to *inadequate secretion of endogenous* growth hormone or other reasons. Children with these disorders require injections daily or several times weekly for many years in order to improve their growth rate.

Patients and parents of children treated with growth hormone are often apprehensive about treatment with daily needle injections. The needle-free delivery system cool.click™ offers patients a convenient, less painful alternative to traditional needles and syringes and has made Saizen® a very popular brand of growth hormone.

cool.click™ has been a big success for Saizen® in the US, where it was first launched, achieving a 91 percent satisfaction rate. In June 2002, cool.click™ received EU authorization and is off to a very impressive start in those countries where it has already been launched.



"As a physician, my experience is that patients with adult growth hormone deficiency have difficulties with self-confidence and social contacts: they need emotional support. The patients show problems in finding a job, in leaving home or in having a stable relationship. Some also have problems with their studies.

"Some time ago I asked a patient how she felt about her disease and how the therapy helps. 'From a physical point of view, growth hormone deficiency makes you feel unable to accomplish even simple tasks, and the therapy removes this incapacity; from a psychological point of view, the disease is like rain every day, while the therapy is the sun that rises again in your life,' she replied."


quality life



what makes us perform

At Serono we believe in the culture of the possible. With 4,616 employees in 45 countries, we work in harmony to achieve our high standards and ambitious goals. We deliver high performance by encouraging and recognizing creativity, innovation, energy and passion... as individuals, as innovators, in teams, in every part of our company. Each year, CEO Awards are given to honor excellence in these five categories:

Leadership is about enabling others to act, turning opportunities into remarkable successes by challenging processes, inspiring shared visions, modeling the way and providing encouragement and motivation. It is also about enthusiastic and persistent individual initiative to achieve results in the pursuit of excellence.

Innovation skills

With fresh perspectives and creative alternatives, we encourage employees to identify new revenue opportunities and unique solutions to reduce overhead or accelerate processes. They provide dynamic environments in which others can innovate, they set new precedents and establish new company standards.

Teamwork

Excellent teamwork recognizes the ability of two or more people working together who swiftly define and successfully meet their goals to achieve outstanding results not possible through individual performance. Those recognized for teamwork think positively and demonstrate enthusiasm, loyalty and commitment to team assignments.

Interpersonal skills

Our people build successful working relationships and networks by fostering mutual trust and respect. They share information and cultivate collaboration to decrease costs, improve speed to market and increase revenues. They use excellent communication skills to influence without authority and effectively negotiate mutually beneficial outcomes and exceptional results.

Customer service

Excellent service increases customer satisfaction and promotes awareness, which lead to improved products and services as well as growth of market share and product revenues. Typically those awarded are easily accessible to their customers. They promptly and constructively respond to feedback to establish open and proactive communication to sustain profitable, long-term customer relationships.


the
winners
board
THE AWARD
ileana-dana
jean-pierre
reinoud
luana


steve
coolclick
hi ☺
maria

Each year since 1998 Serono has recognized and rewarded excellent performance. Of the 443 employees nominated by their peers for accomplishments in 2001, 46 emerged as so outstanding that they received the CEO Award in recognition of their achievements. Here are some of the winners.

Category: Leadership
Jean-Pierre Gotteland
Head of Enzyme Medicinal Chemistry and Jun Kinase project leader SPRI Geneva, Switzerland

Chemist Jean-Pierre Gotteland showed impressive leadership and organization skills as leader of the JunKinase discovery project, so he was chosen to lead the preclinical team, as well. He competently met the challenge with persistence and drive to achieve the ambitious goals: the team has already delivered two leads and one optimized lead, representing one of Serono's best chances to progress a small molecule to Phase 1 clinical trials. Jean-Pierre also demonstrates his leadership skills on the soccer field as long-time coach of Serono's team.

Category: Innovation
Jose Salmeron
Regional Affairs Manager, Brazil
Rubens Pedrosa
General Manager, Brazil
Reinoud Driebergen
Director Center of Expertise Quality Control Systems, Italy
Debora Tanaami
Regional Coordinator and Technical Manager, Brazil
Juana Hughes
Regulatory and Quality Assurance Director for Latin America, Uruguay
Third Party Quality Control Lab

Serono Brazil created a uniquely elegant solution for the local release of imported products by organizing a local network of qualified third-party quality control labs. The concept was a new one in Brazil and demanded very intense cooperation between local, regional and corporate team members and third parties. Their precedent-setting achievements also yielded concrete economic efficiencies and proved that such initiatives can succeed.

Category: Interpersonal skills
Ileana-Dana Sterescu
Manager R&D Contracts
Geneva, Switzerland

Ileana-Dana Sterescu first joined the licensing department in 1986, moved to R&D then joined the legal department in 1994. She adroitly uses her knowledge and expertise to handle complex contract issues, patiently and meticulously overseeing the entire contract process. Well respected, Ileana-Dana has a remarkable way of achieving consensus. Above all, she has the company's best interests at heart at all times and goes the extra mile to ensure compliance.

Category: Leadership
Steve Tang
General Manager, Taiwan

A good captain for us in Asia Pacific since 1994, Steve Tang was Serono's first Taiwan employee. He has since led the Reproductive Health business into the highest market share in Asia Pacific, while expanding growth opportunities in two other therapeutic areas. Undeterred by recent financial disasters and natural calamities – including a flood last year that damaged his home – Steve's detailed planning, strong financial acumen and knowledge of the markets have firmly established Serono Taiwan as the leader in each of the therapeutic areas in which we compete.

Category: Innovation
Maria Barberaki
KAM/PM Metabolic Endocrinology
Athens, Greece

After only one year with Serono Hellas, Maria Barberaki was promoted in January 2001 to the newly created role of Saizen® Product Manager/Key Account Manager for Metabolic Endocrinology. Due to her dedication and motivation, she was instrumental in growing the Growth and Metabolism business in Greece by 77 percent over 2001, with comparable performance again in 2002. A true professional, Maria has established very effective relationships with her key accounts, and her colleagues respect and appreciate her as a key team player.

Corporate social responsibility

our responsibility

In 2002, we developed and implemented an Integrated Corporate Responsibility Policy, in recognition of the interests of patients treated with our products, the healthcare professionals who treat them, our shareholders, employees and customers, the communities in which we live and society at large.

As a leading biotechnology company, we are committed to the principles of ethical science, good business practices, responsible corporate citizenship and environmental sustainability.

As a company, we fully endorse the United Nations Global Compact, which requires its members to embrace, support and enact a set of core values in the environment, human rights, and labor standards.

	Total energy consumption (gigajoule)	Total water consumption (10^3m^3)	Total chemical waste (ton)	Total products sales (US$ million)	Total energy consumption/ total products sales (gigajoule/ US$ million)	Total water consumption/ total products sales (10^3m^3/ US$ million)	Total chemical waste/ total products sales (ton/US$ million)
2000	494918	850.4	1785.0	1147.0	431.0	0.74	1.56
2001	526811	842.1	1475.1	1249.4	422.0	0.67	1.18
2002	**539731**	**838.2**	**1113.8**	**1423.1**	**379.0**	**0.59**	**0.78**

Our science
We are dedicated to developing innovative therapies that help the lives of people.

We develop and use biotechnology with respect for human dignity and human rights, working to the leading international scientific and ethical standards.

We have a rigorous scientific approach to the innovation and development of new products and technologies. We respect the codes of ethics of research and healthcare professionals.

We follow the leading international standards in the design and conduct of clinical trials.

We give priority to health, safety and environmental protection when undertaking the research, development, manufacture and distribution of our products.

Our people
We provide our people with an environment in which we can all develop, excel and innovate. We target, encourage and recognize superior performance.

We base our worldwide human resource policies on equality, fairness, mutual respect and openness. We enjoy, value and respect cultural diversity.

Our employment policies support the fundamental rights of every individual, such as the freedom of opinion and expression, freedom of association, protection of privacy and non-discrimination.

Our approach to remuneration is to ensure competitive and fair salaries, with the appropriate benefits, based upon analysis of good practice in the general environment.

We believe in constructive and open dialogue between employer and employees and place a high value upon communication.

Total water consumption reported to total product sales 10^3m^3/US$ million

0.80 0.75 0.70 0.65 0.60 0.55 0.50 0.45 0.40
2000 2001 2002

Concerning the most important natural component, total water consumption decreased over the last three years (-1%). Reported on the total product sales, the relative total water consumption was reduced by approximately -20%. This fact also highlights our efforts to conserve natural resources wherever possible.

Total chemical waste reported to total product sales ton/US$ million

1.8 1.6 1.4 1.2 1.0 0.8 0.6 0.4 0.2 0.0
2000 2001 2002

Total chemical waste decreased over the last three years (-38%) due to the discontinuation of urinary products manufacturing, which was replaced by biotech products manufacturing. Reported on the total product sales, the relative total chemical waste was reduced by half (-50%).

Total energy consumption reported to total product sales gigajoule/US$ million

440 430 420 410 400 390 380 370 360 350
2000 2001 2002

Analysis of environmental indicator data collected our from primary manufacturing sites shows that primary energy sources are electricity and gas (electricity ~50%, gas ~45%, fuels ~5%). For the three-year period 2000 to 2002, the increase of global business effectively increased total energy consumption (+9%); however, once reported on the total product sales, the relative total energy consumption decreased (-12%). This fact highlights efforts to optimize the energy consumption and avoid energy losses in our manufacturing plants.

Environmental Health and Safety (EHS)

The health and safety of our employees, neighbors, customers, consumers and all others affected by our business activities, as well as protection of the environment, have priority in all our activities.

Our EHS principles concentrate primarily upon ensuring:

- that our operations are optimally conducted as regards to protection of the air, water, natural environment and ecosystem, as regards to the energy and natural resources consumption, and as regards to waste management;
- a safe and healthy environment to our people in terms of an ergonomic and well-designed workplace, and minimizing the potential hazards to which they may be exposed; and
- compliance with legal and regulatory requirements.



HE RESULTS

"We delivered a very good performance in 2002, which strongly positions Serono going forward."

Chief Financial Officer's review

Gross profit and gross margin (US$ million)

	2000	2001	2002
Gross profit	917.1	1,036.2	1,199.4
Gross margin %	80.0%	82.9%	84.3%

Towards higher quality products (US$ million)

	2000	2001	2002
Total product sales	1,147.0	1,249.4	1,423.1
Biotechnology products as a % of product sales	74.1%	82.2%	86.6%

Rebif® and Gonal-F® sales (US$ million)

	2000	2001	2002
Gonal-F® sales	365.9	410.5	450.4
Rebif® sales	254.2	379.6	548.8

Net cash flows from operating activities (US$ million)

2000	2001	2002
255.4	405.0	532.0

Research and development (US$ million)

	2000	2001	2002
R&D expense, net	263.2	308.6	358.1
R&D expense, % of total revenues	21.2%	22.4%	23.2%



We delivered a very good performance in 2002, which strongly positions Serono going forward. As a newcomer to the company, I find that Serono offers a lower risk-reward ratio compared to our peers in the biotech sector. We are more diversified than most of our competitors, both in terms of the therapeutic areas in which we are active and in our geographic reach. We have biotechnology manufacturing capabilities in multiple countries and integrated operations around the globe. As we are poised to enter the new area of psoriasis, it is important to note that we have a proven ability to understand and build new therapeutic areas. As illustrated in 2002, we are a partner of choice for global biotech licensing opportunities.

I am very pleased to report that in 2002 our total revenues rose by 12.4% to $1,546.5 million. Our total product sales grew by 13.9% to $1,423.1 million, with neurology sales up 44.6% to $548.8 million and our reproductive health business growing 8.3% to $621.9 million. 2002 sales in North America grew by 22.8% to $479.6 million and our European sales also did well, increasing by 14.4% to $620.4 million.

Rebif® became our top-selling product on a worldwide basis, and we achieved sales in the US of $71.2 million in just 10 months. Gonal-F® reached worldwide sales of $450.4 million, growing 9.7% year on year.

Our gross margin increased to 84.3% of product sales in 2002, compared with 82.9% in 2001, as a result of the continued increase in the proportion of biotechnology products among our total sales as well as manufacturing improvements leading to higher production yields.

Selling, General and Administrative expenses were $512.9 million or 33.2% of total revenues in 2002, compared with $446.9 million or 32.5% of total revenues in 2001. This increase is largely a result of the significant investments made during 2002 in our US neurology sales force and infrastructure. We decided to leverage this investment in our neurology infrastructure by broadening our MS portfolio with the acquisition of Novantrone® currently marketed in the US for advanced forms of MS and certain cancers. Additionally our investment in the cladribine project has the potential to further strengthen our leadership in MS in the longer term.

Full year R&D expenses were $358.1 million or 23.2% of total revenues, compared with $308.6 million or 22.4% of total revenues in 2001. This increase reflects three main items: first, our 2002 agreements, including Raptiva™, cladribine and anastrozole; second, developmental work on the manufacturing processes of onercept and IL-18 bp; and, third, our sustained efforts in discovery activities including functional genomics and the acquisition of Genset.

Other operating expenses in 2002 were $85.8 million, compared with $70.2 million in 2001, reflecting increased royalties to third parties related to Serono's product sales as well as the amortization of goodwill associated with the acquisition of Genset.

Net financial income was $36.5 million in 2002, compared with $51.4 million in 2001, reflecting the low interest rates during the year. In 2002 we recognized a $13.9 million translation loss related mainly to the revaluation of our local assets in Latin America. In the context of our global balance sheet, this translation impact is negligible.

Net income in the full year 2002 was up 1.3% to $320.8 million, compared with $316.7 million in 2001. On a like-for-like basis, net income in 2002 rose by 14.6% to $333.8 million, or 21.6% of total revenues. Like-for-like means excluding a $16.3 million restructuring charge taken in the fourth quarter of 2002 mainly related to the final stage of closing our production facilities for urine-derived products, as well as exceptional licensing payments of $27.6 million and $0.6 million received from a third party, in 2001 and 2002 respectively, from the divestiture of a product which was non-core to Serono's business.

Earnings per share were $20.07 per bearer share and approximately $0.50 per American depositary share.

Despite the large fluctuation of the US dollar versus European currencies during the year, the broad geographic nature of our international operations provided in part a natural hedge to the company's currency exposures. The negative impact of translation of currency on our operating results was under $3 million, representing less than a 1% effect on reported net income.

Net cash flow from operating activities was up 31.4% to $532.0 million, compared to $405.0 million in 2001. Our excellent cash flow has led to a further strengthening of our balance sheet during the past year. This provides us with the financial flexibility to continue investing in opportunities to grow our business.

The Board of Directors approved a dividend recommendation of 7 Swiss francs per bearer share in January 2003.

On July 15, 2002, Serono announced a share buy back program for the repurchase of bearer shares up to a value of 500 million Swiss francs over a three-year period. At the end of 2002, over 226,000 shares had been purchased on the open market, representing 34.6% of the authorized amount.

We are committed to the creation of shareholder value through the selective use of our cash and the active promotion of our superior recombinant products. We are therefore confident about our prospects for 2003: we will continue to deliver strong operating performance while maintaining the necessary investment to propel our growth going forward.

Allan L. Shaw
Chief Financial Officer

2002 product sales by geographic area (% of $1,423.1 million)

1 Europe 43.6%
2 North America 33.7%
3 Latin America 7.7%
4 Others 15.0%



2002 product sales by therapeutic area (% of $1,423.1 million)

1 Reproductive health 43.7%
2 Neurology 38.6%
3 Growth and metabolism 8.7%
4 Wasting 6.7%
5 Other 2.3%



2002 human resources by activity %

1 Manufacturing 23.4%
2 Marketing and sales 36.0%
3 Research and development 32.4%
4 General and administrative 8.2%



Human resources (headcount at December 31)

2000	2001	2002
4,268	4,501	4,616

Five-year consolidated data

	2002 US$000	2001 US$000	2000 US$000	1999 US$000	1998 US$000
Financial results					
Total revenue	**1,546,529**	1,376,470	1,239,654	1,132,544	949,859
Gross margin (% of product sales)	**84.3**	82.9	80.0	75.3	73.7
Research and development, net	**358,099**	308,561	263,152	221,629	199,799
Operating income before restructuring	**365,926**	337,652	321,732	221,702	151,390
Restructuring	**16,303**	–	–	–	44,277
Operating income after restructuring	**349,623**	337,652	321,732	221,702	107,113
Income before taxes and minority interest	**384,441**	386,485	371,598	223,082	102,375
Net income	**320,778**	316,721	301,040	183,296	73,746
Financial position					
Working capital	**1,258,352**	1,527,359	1,505,534	405,721	422,631
Current ratio	**3.3:1***	3.9:1	3.8:1	1.8:1	1.9:1
Property, plant and equipment	**554,509**	460,767	462,425	460,712	510,452
Total assets	**3,494,674**	3,018,769	2,794,777	1,591,298	1,536,915
Short-term debt	**93,598**	173,254	238,585	238,738	224,633
Long-term debt	**25,857**	37,325	56,626	116,381	214,454
Shareholders' equity	**2,461,198**	2,218,914	2,006,416	826,785	762,074
Other data					
Property, plant and equipment additions	**125,324**	97,131	67,080	66,420	108,942
Cash flows from operating activities	**531,982**	404,950	255,443	274,632	125,656
Dividends paid	**64,238**	53,759	17,755	19,310	18,514
Depreciation and amortization	**100,552**	98,906	86,266	71,960	96,062
Average number of employees	**4,559**	4,384	4,117	4,022	4,037
Average number of shares outstanding:					
– Bearer	**11,580,611**	11,658,108	11,032,835	10,581,187	10,581,140
– Registered	**11,013,040**	11,013,040	11,013,040	11,013,040	11,013,040
– Equivalent bearer share	**15,985,827**	16,063,324	15,438,051	14,986,403	14,986,356
Total revenue per employee (in US dollars)	**339,225**	313,976	301,106	281,587	235,288
Data per equivalent bearer share (in US dollars)					
Net income	**20.07**	19.72	19.50	12.23	4.92
Net income without restructuring	**21.09**	19.72	19.50	12.23	7.88
Dividends paid	**4.02**	3.35	1.15	1.29	1.24
Cash flows from operating activities	**33.28**	25.21	16.55	18.33	8.38
Shareholders' equity	**153.96**	138.14	129.97	55.17	50.85

*The decrease in the current ratio in 2002 reflects the change in investment strategy from investment in short-term financial assets to long-term financial assets. The 2002 current ratio would be 4.5:1 if investment in long-term financial assets (high-grade corporate bonds) is included in the calculation.

Sales of 10 major products 2002 vs 2001

	Therapeutic area	2002 US$000	2002 % of total	2001 US$000	2001 % of total	Change in US$000	% change in local currencies
Rebif®	Neuro	548.8	38.6	379.6	30.4	169.2	39.9
Gonal-F®	RH	450.4	31.7	410.5	32.9	39.9	7.8
Saizen®	G&M	124.0	8.7	107.3	8.6	16.7	13.0
Serostim®	G&M	95.1	6.7	125.3	10.0	(30.2)	(24.1)
Metrodin HP®	RH	50.1	3.5	67.1	5.4	(17.0)	(25.6)
Pergonal®	RH	46.0	3.2	38.1	3.0	7.9	20.7
Profasi®	RH	19.8	1.4	23.8	1.9	(4.0)	(17.6)
Cetrotide®	RH	18.4	1.3	10.6	0.8	7.8	68.2
Stilamin®	Other	13.9	1.0	16.9	1.4	(3.0)	(18.8)
Crinone®	RH	10.9	0.8	2.4	0.2	8.5	345.1
Other products		45.7	3.1	67.8	5.4	(22.1)	(33.6)
Total product sales		1,423.1	100.0	1,249.4	100.0	173.7	11.5

Operating and financial review and prospects

You should read the following operating and financial review in conjunction with the consolidated financial statements and the notes to the consolidated financial statements appearing elsewhere in this Annual Report. We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), which differ in significant respects from United States Generally Accepted Accounting Principles (US GAAP). You can find a reconciliation of the significant differences between IFRS and US GAAP in note 34 to our consolidated financial statements.

Critical accounting policies and estimates

Our operating and financial review and prospects are based upon our consolidated financial statements, which we prepared in accordance with IFRS. We have provided in note 34 of the consolidated financial statements a reconciliation of net income and shareholders' equity from IFRS to US GAAP. The preparation of financial statements in conformity with IFRS and the reconciliation under US GAAP require us to make estimates and assumptions that affect the amounts we report in the financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to reserves for fiscal and legal claims, sales returns, inventory obsolescence, bad debt reserves and the assessment of impairment of intangible assets and available-for-sale investments, income taxes, and pensions and retirement benefit plans. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates that we use in the preparation of our consolidated financial statements.

Revenue recognition

We recognize product sales revenue upon transfer to the buyer of the significant risks and rewards of ownership, net of estimated returns, provided that we determine that collection is probable. We adjust the estimates for returns periodically based upon historical rates of returns, inventory, shipment history, estimated levels of product in the distribution channel, and other related factors. While we believe that we can make reliable estimates for these matters, nevertheless unsold products in the distribution channels can be exposed to rapid changes in market conditions or obsolescence due to new competitive environments, product updates or competing products. Accordingly, it is possible that these estimates will change in the near future or that the actual amounts could vary significantly from our estimates.

Inventory provision

We write down our inventory for estimated obsolescence equal to the difference between the cost of inventory and the net realizable value of the inventory based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we project, we may need to take additional inventory write-downs.

Bad debt

We maintain allowances for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, we might need to make additional allowances.

Impairment testing

As described in note 1 to our consolidated financial statements, we evaluate the carrying value of our tangible and intangible assets for impairment whenever indicators of impairment exist. If we determine that such indicators are present, we prepare a discounted future net cash flow projection for the asset ("value in use"). In preparing this projection, we must make a number of assumptions and estimates concerning such things as future sales performance of our various products and the rates of increase in operating expenses over the remaining useful life of the asset. If calculation of value in use is in excess of the carrying value of the recorded asset, no impairment is recorded. In the event the carrying value of the asset exceeded the value in use, we would estimate the net selling price of the asset, and, where appropriate, we would use the assistance of an external valuation expert. If the carrying value also exceeds net selling price, we would take an impairment charge to bring the carrying value down to the higher of net selling price and value in use. The discount rate we use in the calculation represents our best estimate of the risk-adjusted pre-tax rate. Should the sales performance of one or more products be significantly below our estimates, we might have to take an impairment charge.

Accounting for available-for-sale investments

We hold available-for-sale investments at fair value and have elected to take any unrealized gains and losses as fair value reserves, which affects shareholders' equity. We have a policy in place to review each individual holding of available-for-sale investments at each balance sheet date to evaluate whether or not each investment is permanently impaired. Our policy includes, but is not limited to, reviewing all publicly available information provided by the company in which we have invested and analysts' reports for evidence of significant financial difficulty, recognition of impairment losses, possibility of bankruptcy, severe operational setbacks and other impairment indicators. If we believe that a permanent impairment has been incurred and the eventual recoverable amount will not exceed original cost, it is our policy to recognize an impairment loss in the income statement.

Deferred income taxes

We account for deferred income taxes based upon differences between the financial reporting and income tax bases of our assets and liabilities. We record deferred tax assets only to the extent that it is probable that taxable profit is available in the affiliate that has recognized the deferred tax assets – an assessment that requires management judgment.

Pensions

We determine pension assets and liabilities on an actuarial basis. These are affected by the estimated market value of plan assets, estimates of the expected return on plan assets and discount rates. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense that we ultimately recognize.

Overview

As the third largest biotechnology company in the world based on 2002 revenues, we are active in the research, development, production and marketing of products that address our three main therapeutic areas of reproductive health, neurology and growth and metabolism.

Total revenues

Product sales

In 2002, four products accounted for 85.6% of our total product sales. Rebif®, our largest selling product, is a recombinant interferon beta-1a that we sell for the treatment of multiple sclerosis. Gonal-F®, our second largest selling product, is a recombinant human follicle stimulating hormone that we sell for the treatment of infertility. Saizen® and Serostim® are different formulations of recombinant human growth hormone, and are our third and fourth largest selling products, respectively. Saizen® is used in the treatment of growth retardation due to a variety of causes. Serostim® is used to treat AIDS wasting.

In addition to the main products highlighted above, we also sell a variety of other products in our three therapeutic areas, some of which we license in from third parties.

We also include in product sales contract service revenue from a contract research laboratory, Istituto di Ricerche Biomediche "Antoine Marxer" RBM, located in Ivrea, Italy, which offers a full range of services in toxicology and pharmacology to the pharmaceutical, chemical, cosmetic and food industries, and from Bourn Hall, a clinic located in Cambridge, England, which specializes in the treatment of infertility disorders. In 2002, this contract service revenue represented less than 1.0% of our total product sales (less than 1.3% in 2001 and less than 1.5% in 2000).

Royalty and license income

We currently receive ongoing royalties and fees under licensing agreements with Biogen for its sales of Avonex®, Organon for its sales of Puregon®, Amgen for its sales of Enbrel® and Roche for its sales of Recormon® and NeoRecormon®. Our revenues from these agreements increase or decrease in proportion to our licensees' sales of their products. We derive license income from out-licensing certain products to third parties including, for example, Pfizer's co-promotion of Rebif in the United States. In addition, we also receive non-recurring amounts through patent settlements with third parties.

Operating expenses

Our operating expenses are composed of cost of product sales, selling, general and administrative expenses, research and development expenses, restructuring and other operating expenses, net.

Cost of product sales

Cost of product sales includes all costs we incur to manufacture the products we sell in a given year. Our largest components of cost of product sales are employee-related expenses, depreciation of manufacturing plant, property and equipment, materials and supplies, utilities and other manufacturing-related facility expenses.

Selling, general and administrative

Our selling, general and administrative expenses (SG&A), are composed of distribution, selling and marketing and general and administrative expenses:

Distribution In general, we sell our products to wholesale distributors or directly to hospitals, medical centers and pharmacies. Distribution expenses are primarily freight expenses, employee-related expenses and expenses incurred by third-party distributors to sell our products.

Selling and marketing We maintain a marketing and sales force of approximately 1,700 employees in 2002 (1,650 employees in 2001) to sell or manage distribution of our products in over 100 countries. Our selling and marketing expenditures consist primarily of employee-related expenses and costs associated with congresses, exhibitions and advertising.
When we introduce products into new markets, selling and marketing expenses typically increase because we hire additional sales personnel to undertake product launch.

General and administrative We incur general and administrative expenses in maintaining our headquarters in Geneva and our operations in 45 countries. We centralize certain functions, such as finance, information technology, treasury, tax and legal, to the extent possible, to achieve economies of scale in operations.

Research and development

Research and development (R&D) is one of our key functions, and we employ approximately 1,400 R&D personnel in 2002 (1,300 employees in 2001). We incur our primary R&D expenses in connection with the operation of the Serono Pharmaceutical Research Institute in Geneva, the Serono Reproductive Biology Institute in Boston, Istituto di Ricerca Cesare Serono, which merged into Industria Farmaceutica Serono, and Istituto di Ricerche Biomediche "Antoine Marxer" RBM in Italy and our corporate R&D organization.

In 2002, we acquired, through cash tender offer, Genset S.A., a genomics-based biotechnology company. The cash tender offer expired on October 31, 2002, resulting in an ownership of 91.8%. We continued to buy shares on the market and as of December 31, 2002, we held 92.47% of the share capital and voting rights of Genset S.A. We believe that the acquisition of Genset S.A., will create an excellent integrated genomics discovery platform to enhance our development pipeline of novel proteins and small molecules.

Other operating expense, net

Our net other operating expense includes royalty and licensing expenses. We incur royalty and licensing expenses under agreements that we have with Yeda, the commercial arm of the Weizmann Institute in Israel, for royalties received from Biogen and Amgen and also for sales of Rebif®, Columbia University for sales of Gonal-F®, Roche for sales of Rebif®, Berlex Laboratories Inc., the US subsidiary of the Schering AG Group, for sales of Rebif® only in the United States, and others for sales of certain other products. Our expenses under these licenses vary with the royalties received and the sales of the applicable products. Other operating expense, net also includes movements in litigation provisions, amortization of intangibles and other long-term assets, patent and trademark expenses and other non-recurring payments.

Results of operations

The following tables summarize, for the periods indicated, our product sales by region and therapeutic area:

Product sales by region

	Year ended December 31				
	2002 US$m	Change %	2001 US$m	Change %	2000 US$m
Europe	**620.4**	14.4	542.2	17.9	460.1
North America	**479.6**	22.8	390.6	(3.5)	404.9
Latin America	**109.2**	(16.5)	130.9	15.2	113.6
Other regions	**213.9**	15.2	185.7	10.3	168.4
Total product sales	**1,423.1**	13.9	1,249.4	8.9	1,147.0

Product sales by therapeutic area

	Year ended December 31				
	2002 US$m	Change %	2001 US$m	Change %	2000 US$m
Reproductive health:					
Gonal-F®	**450.4**	9.7	410.5	12.2	365.9
Metrodin HP®	**50.1**	(25.3)	67.1	(30.1)	96.1
Pergonal®	**46.0**	20.7	38.1	(31.3)	55.4
Profasi®	**19.8**	(16.9)	23.8	2.2	23.3
Cetrotide®	**18.4**	73.6	10.6	1,568.1	0.6
Other products	**37.2**	53.7	24.2	(52.5)	51.0
Total reproductive health	**621.9**	8.3	574.3	(3.0)	592.3
Neurology:					
Rebif®	**548.8**	44.6	379.6	49.3	254.2
Growth and metabolism:					
Saizen®	**124.0**	15.6	107.3	19.2	90.0
Serostim®	**95.1**	(24.1)	125.3	(8.6)	137.1
Total growth and metabolism	**219.1**	(5.8)	232.6	2.4	227.1
Other products	**33.3**	(47.0)	62.9	(14.4)	73.4
Total product sales	**1,423.1**	13.9	1,249.4	8.9	1,147.0
Recombinant products	**1,232.0**	19.9	1,027.4	20.9	849.6
Non-recombinant products	**191.1**	(13.9)	222.0	(25.4)	297.4

Year ended December 31, 2002 compared to year ended December 31, 2001

Total revenues

Our total revenues increased by 12.4% to $1,546.5 million compared to $1,376.5 million in 2001.

Product sales

Our consolidated worldwide product sales increased by 13.9% to $1,423.1 million in 2002 from $1,249.4 million in 2001. There was a favorable currency effect of $29.6 million on product sales that was offset by a corresponding increase in operating expenses due to an adverse currency effect.

Our sales of recombinant products increased by 19.9% to $1,232.0 million, or 86.6% of total product sales, in 2002 from $1,027.4 million, or 82.2% of total product sales, in 2001. Our sales of urine-derived and other non-recombinant products decreased by 13.9% to $191.1 million, or 13.4% of total product sales, in 2002 from $222.0 million, or 17.8% of total product sales, in 2001. The changing sales mix reflects our strategy of focusing on biotechnology products, and the transition from urine-derived products to recombinant products.

Reproductive health

Our reproductive health product sales increased by 8.3% to $621.9 million in 2002 from $574.3 million in 2001. Our sales of Gonal-F® increased by 9.7% to $450.4 million in 2002 from $410.5 million in 2001. As a result of the continued switch to biotechnology products, our sales of Metrodin HP® declined by 25.3% to $50.1 million in 2002 from $67.1 million in 2001. We expect that we will continue to gradually replace Metrodin HP® with Gonal-F®. Our sales of Pergonal® increased by 20.7% to $46.0 million in 2002 from $38.1 million in 2001. Our sales of Cetrotide® reached $18.4 million in 2002 compared to $10.6 million in 2001.

Given the demonstrated benefits of recombinant products in infertility, our strategy for some time now has been to replace previous-generation urine-derived products with recombinant products that have been registered around the world. Recombinant DNA technology is our preferred method for providing human proteins for therapeutic use as it enables the production of consistent and extremely pure proteins in predictable quantities. In accordance with our strategy, we are now proceeding with the final closure of our production facilities for urine-derived products. As a result, we have incurred a restructuring charge of $16.3 million in 2002 for the phase-out of urine-derived products. The restructuring charge includes $6.1 million of employee-related termination benefits, $8.9 million of asset-related write-downs and $1.3 million of other costs, largely associated with contract cancellation fees and legal costs related to the termination of contracts with various suppliers and subcontractors. The restructuring plan included the planned termination of approximately 56 employees. We do not expect to incur any costs relating to these matters in addition to those for which we have provided.

Neurology

Our sales of Rebif® increased by 44.6% to $548.8 million in 2002 from $379.6 million in 2001. Following the FDA approval on March 7, 2002, Rebif® was launched in the United States on March 11, 2002. During 2002, we announced an agreement with Pfizer to co-promote Rebif® in the United States with the aim of increasing sales and market penetration. Our total Rebif® sales in the United States were $71.2 million in 2002. Rebif® sales in the rest of the world grew by 25.5% to 477.6 million in 2002 compared to $379.6 million in 2001. We estimate that our worldwide market share at the end of 2002 was approximately 19% compared with 16% at the end of 2001. Outside the United States, we estimate that our market share at the end of 2002 was approximately 36%, compared with 36% at the end of 2001. Finally, we estimate that our dollar market share reached 5% in the United States at the end of 2002.

Growth and metabolism

Our growth and metabolism product sales decreased by 5.8% to $219.1 million in 2002 from $232.6 million in 2001.

Our sales of Saizen® increased by 15.6% to $124.0 million in 2002 from $107.3 million in 2001. This increase was due to higher demand in the United States, driven by the continuing good success of the first needle free device for the delivery of human growth hormone, cool.click™, and higher demand in Europe thanks to the roll-out of our auto-injector, one.click™. Cool.click™ was approved in June 2002 in Europe, and launched during the last quarter of 2002.

Our sales of Serostim® decreased by 24.1% to $95.1 million in 2002 from $125.3 million in 2001. Serostim® sales declined as a result of tighter control and usage guidelines in key US states. In October 2002, we announced the implementation of the new Serostim® Secured Distribution Program in the United States. This program was designed to track and manage Serostim® through the distribution process, and ensure that patients who require Serostim® receive genuine products on a timely basis.

Other products

Our sales of other products declined by 47.0% to $33.3 million in 2002 from $62.9 million in 2001. This decrease was primarily due to the discontinuation of Curosurf® sales, lower sales of generics drugs in Latin America, and lower sales of Stilamin®.

Europe

Our total European product sales increased by 14.4% to $620.4 million in 2002 from $542.2 million in 2001. The increase was primarily due to the increased sales of Rebif® and Saizen®.

North America

Our total North American product sales increased by 22.8% to $479.6 million in 2002 from $390.6 million in 2001. In North America, the increase was primarily due to the strong performance of Rebif® following its successful launch in the United States in 2002, and increased Saizen® and Gonal-F® sales, that were partially offset by lower Serostim® sales. Our total Rebif® sales in the United States were $71.2 million in 2002.

Latin America

Our total Latin American product sales decreased by 16.5% to $109.2 million in 2002 from $130.9 million in 2001. Our sales performance in 2002 was adversely impacted by the continued economical difficulties in several countries in Latin America, Argentina in particular.

Other regions

In the Middle East, Africa and Eastern Europe regions, our product sales increased by 28.0% to $107.6 million in 2002 from $84.1 million in 2001, due primarily to the continued sales growth of Rebif® and Gonal-F® in these markets. In the Asia-Pacific region, which excludes Japan, our product sales increased by 1.4% to $55.2 million in 2002 from $54.4 million in 2001, due largely to increased demand of Gonal-F®, which was partially offset by lower sales of urinary products. In Japan, our product sales decreased by 0.5% to $29.2 million in 2002 from $29.3 million in 2001, due primarily to the weakening of the Japanese Yen, which was partially offset by increased demand for Saizen® and Metrodin HP®. In Oceania, our product sales increased by 22.4% to $21.9 million in 2002 from $17.9 million in 2001, due largely to higher Rebif® and Gonal-F® sales.

Royalty and license income

	Year ended December 31				
	2002 US$m	Change %	2001 US$m	Change %	2000 US$m
Royalty income	**113.1**	14.0	99.2	27.0	78.1
License income	**10.3**	(63.1)	27.9	91.1	14.6
Total royalty and license income	**123.4**	(2.9)	127.1	37.1	92.7

Our revenues from royalty and license income decreased by 2.9% to $123.4 million in 2002, compared to $127.1 million in 2001. Our royalty income reached $113.1 million in 2002 compared to $99.2 million in 2001. The increase was due primarily to higher royalty income from Biogen on its sales of Avonex® and from Organon on its sales of Puregon®.

Our license income decreased to $10.3 million in 2002 from $27.9 million in 2001. The decrease of our license income was mainly due to the fact that in 2001 we received an exceptional payment of $27.6 million from a third party related to the divestiture of a product which was not core to our business. The license income for 2002 reflected primarily the amortization of the deferred up-front payment from the co-promotion agreement with Pfizer for Rebif® in the United States. We received an up-front payment of $200 million from Pfizer, which has been recorded as deferred income and will be recognized as license income on a straight-line basis over the life of the agreement, which ends in 2013.

Operating expenses

Cost of product sales

Our cost of product sales increased by 5.0% to $223.8 million in 2002 from $213.2 million in 2001. This increase was driven by higher product sales. However, cost of product sales increased less than product sales due to an increasing proportion of our product sales from higher margin recombinant product and due to increased production yields driven by technical improvements in our biotechnology manufacturing processes. As a result, our gross profit on product sales, which is product sales less product cost of sales, increased by 15.7% to $1,199.4 million, or 84.3% of product sales, in 2002 from $1,036.2 million, or 82.9% of product sales, in 2001.

Selling, general and administrative

Our SG&A expenses increased by 14.8% to $512.9 million in 2002 from $446.9 million in 2001. SG&A expenses represented 33.2% of revenues in 2002, compared to 32.5% in 2001. This increase was primarily due to:

- Higher overall sales volumes;
- Investment in selling and marketing infrastructure in 2002 for the launch of Rebif® in the United States;
- Payment of sales commissions to Pfizer related to the co-promotion agreement for Rebif®;
- Selling & marketing expenses associated with the roll-out of three new recombinant products in the area of reproductive health (Ovidrel®, Luveris® and Gonal-F® multidose); and
- Roll-out of new devices in the area of growth hormone deficiency (cool.click™ and one.click™).

Research and development, net

	Year ended December 31		
	2002 US$m	2001 US$m	2000 US$m
R&D expense, gross	**358.3**	308.8	263.4
Government grants	**(0.2)**	(0.2)	(0.2)
R&D expense, net	**358.1**	308.6	263.2
R&D expense, net as a % of revenues	**23.2**	22.4	21.2

Our net research and development expenses increased by 16.1% to $358.1 million, or 23.2% of revenues, in 2002 from $308.6 million, or 22.4% of revenues, in 2001. This increase in our research and development expenses was due to several factors:

- Our investment in strategic external collaborations. In 2002, we made significant progress in the area of business development with the achievement of agreements with leading biotechnology partners for late-stage and marketed products;
- The further development of our functional genomics and discovery activities with the integration of the genetic genomic capabilities of Genset S.A.; and
- The further development of the pipeline inclusive of the manufacturing process.

Restructuring charge

In December 2002, we took a one-time $16.3 million restructuring charge related to:

- The final stage of the closure of our production facilities for urine-derived reproductive hormone products in Italy. This action reflected our strategy to replace urine-derived fertility products with recombinant products; and
- The sale of two companies in Latin America, in connection with our withdrawal from the generics sector, which was not core to our business.

Other operating expense, net

Our net other operating expense was $85.8 million in 2002, compared to $70.2 million in 2001. This 22.3% increase was due to a number of factors including:

- Our net royalty expenses increased to $34.8 million in 2002 compared to $22.9 million in 2001, in line with the increase in royalty income. In 2002, we reached an agreement with Berlex Laboratories Inc., the US subsidiary of Schering AG, concerning patents No. 5 376 567, which relate to the production of human interferon-beta. Under the terms of the settlement we received a non-exclusive license to import, manufacture and sell Rebif® in the United States, that will require us to pay a royalty to Berlex Laboratories Inc., based on US sales of Rebif®;

- Amortization of intangibles and other long-term assets decreased to $22.8 million in 2002 compared to $31.6 million in 2001; and
- Litigation and legal costs increased to $13.3 million in 2002 compared to $7.6 million in 2001.

Operating income

Our operating income increased by 3.5% to $349.6 million in 2002 from $337.7 million in 2001. As a percentage of revenues, our operating income was 22.6% in 2002 compared to 24.5% in 2001.

Financial income, net

Our net financial income decreased to $36.5 million in 2002 from $51.4 million in 2001. This decrease was primarily due to lower interest rates on US dollar deposits, and because we incurred translation losses of $13.9 million in 2002 compared to $9.1 million in 2001 arising primarily from various currency devaluations in Latin America.

Taxes

Our total taxes decreased by 9.6% to $63.1 million in 2002 from $69.8 million in 2001 due primarily to our manufacturing process improvements which resulted in comparatively higher profit recognition in countries with more favorable tax jurisdictions. Our overall tax rate, including capital taxes, decreased to 16.4% in 2002 from 18.1% in 2001.

Net income

Our net income increased by 1.3% to $320.8 million in 2002 from $316.7 million in 2001. Our net income represented 20.7% of revenues, compared to 23.0% in 2001.

Year ended December 31, 2001 compared to year ended December 31, 2000

Total revenues

Our total revenues increased by 11.0% to $1,376.5 million compared to $1,239.7 million in 2000.

Product sales

Our consolidated worldwide product sales increased by 8.9% to $1,249.4 million in 2001 from $1,147.0 million in 2000. There was an adverse currency effect of $30.5 million that was primarily due to the weakness of the Euro, Swedish Krone, Canadian Dollar, Japanese Yen and Australian Dollar against the US Dollar. Our product sales were impacted by two major events during 2001:

- On April 4, we announced the voluntary recall of Crinone® due to a drug application problem of the gel in some applicators. This decision was based on the recommendation of Columbia Laboratories Inc., the manufacturer of Crinone®. Between April 4 and December 31 we incurred product returns from our wholesalers for a total of $3.1 million, which were recorded in reduction of our product sales. Consequently, our sales of Crinone® reached $2.4 million in 2001 (net of product returns) compared to $27.4 million in 2000; and
- On February 22, we signed a termination agreement with Chiesi Farmaceutici S.p.A., a pharmaceutical company with headquarters in Parma, Italy, bringing to an end the right for our company to use the trademark Curosurf® and the right to use and employ the know-how related to this surfactant product. We initially obtained these rights from Chiesi in July 1991. This termination agreement was signed for an undisclosed amount, to be paid by Chiesi in several installments. As a result of this agreement, we discontinued gradually our sales of Curosurf®, which were brought to an end in December 2001. Our total Curosurf® sales were $10.4 million in 2001 compared to $18.3 million in 2000.

Excluding Crinone® and Curosurf® sales in 2001 and 2000, our product sales were $1,236.6 million and $1,101.3 million respectively, representing an increase of 12.3% year on year.

Our sales of recombinant products increased by 20.9% to $1,027.4 million, or 82.2% of total product sales, in 2001 from $849.6 million, or 74.1% of total product sales, in 2000. Our sales of urine-derived and other non-recombinant products decreased by 25.4% to $222.0 million, or 17.8% of total product sales, in 2001 from $297.4 million, or 25.9% of total product sales, in 2000. The changing sales mix reflects our strategy of focusing on biotechnology products, the transition from urine-derived products to recombinant products, and the voluntary recall of Crinone® as discussed above.

Reproductive health

Our reproductive health product sales decreased by 3.0% to $574.3 million in 2001 from $592.3 million in 2000. Excluding the impact of the Crinone® recall, our reproductive health product sales increased by 1.2%. Our sales of Gonal-F® increased by 12.2% to $410.5 million in 2001 from $365.9 million in 2000. As a result of the continued switch to biotechnology products, our sales of Metrodin HP® declined by 30.1% to $67.1 million in 2001 from $96.1 million in 2000. We expect that we will continue to gradually replace Metrodin HP® with Gonal-F®. Our sales of Pergonal® declined by 31.3% to $38.1 million in 2001 from $55.4 million in 2000. Our sales of Cetrotide® reached $10.6 million in 2001 compared to $0.6 million in 2000. We had purchased the marketing rights of this product from ASTA Medica in 2000 for an undisclosed amount.

Neurology

Our sales of Rebif® increased by 49.3% to $379.6 million in 2001 from $254.2 million in 2000. At the end of 2001, approximately 38,000 patients had been treated with Rebif®, compared with approximately 28,000 at the end of 2000. Following FDA approval on March 7, 2002, Rebif® was launched in the United States on March 11, 2002. Outside the United States, we estimate that our market share at the end of 2001 was approximately 36%, compared with 32% at the end of 2000.

Growth and metabolism

Our growth and metabolism product sales increased by 2.4% to $232.6 million in 2001 from $227.1 million in 2000.

Our sales of Saizen® increased by 19.2% to $107.3 million in 2001 from $90.0 million in 2000. This increase was due to higher demand in the United States, where we introduced the first needle free device, cool.click™, and higher demand in Europe where we introduced an improved auto-injector, one.click™. These results are net of sales return provisions of $4.4 million for the year 2000 in respect of a dispute with a co-promoter in the United States. Excluding this adjustment, sales increased by 13.6% in the year.

Our sales of Serostim® decreased by 8.6% to $125.3 million in 2001 from $137.1 million in 2000. Serostim® sales declined as a result of tighter reimbursement and usage guidelines in key US states.

Other products

Our sales of other products declined by 14.4% to $62.9 million in 2001 from $73.4 million in 2000. This decrease was essentially due to the discontinuation of Curosurf® sales, as discussed above, and the discontinuation of Ukidan® sales during 2000.

Europe

Our total European product sales increased by 17.9% to $542.2 million in 2001 from $460.1 million in 2000. The increase was primarily due to the strong sales of Rebif® throughout Europe and, to a lesser extent, increasing sales of reproductive health products and sales of Saizen®.

North America

Our total North American product sales decreased by 3.5% to $390.6 million in 2001 from $404.9 million in 2000. This decrease was essentially due to the recall of Crinone® and lower Serostim® sales. Meanwhile our sales of Rebif® in Canada continued to progress well. Adjusted for the recall of Crinone®, like-for-like product sales in North America grew 2.0%.

Latin America
In spite of the economic difficulties observed in some Latin American countries, notably Argentina, our total Latin American product sales increased by 15.2% in dollar terms, to $130.9 million in 2001 from $113.6 million in 2000. The increase was due primarily to the increased demand for Rebif® and Gonal-F®.

Other regions
In the Middle East, Africa and Eastern Europe regions, our product sales increased by 15.8% to $84.1 million in 2001 from $72.6 million in 2000, due primarily to the continued sales growth of Rebif®, and also Gonal-F®, in these markets. In the Asia-Pacific region, which excludes Japan, our product sales increased by 28.8% to $54.4 million in 2001 from $42.2 million in 2000, due largely to higher sales of Stilamin® and Gonal-F®, notably in China. In Japan, our product sales decreased by 22.5% to $29.3 million in 2001 from $37.9 million in 2000, due primarily to the weakening of the Japanese Yen, and lower demand for Saizen® and Metrodin HP® in the Japanese market. In Oceania, our product sales increased by 13.3% to $17.9 million in 2001 from $15.8 million in 2000, due primarily to the good progression of Rebif® in Australia.

Royalty and license income

	Year ended December 31				
	2001 US$m	Change %	2000 US$m	Change %	1999 US$m
Royalty income	**99.2**	27.0	78.1	42.0	55.0
License income	**27.9**	91.1	14.6	(37.6)	23.4
Total royalty and license income	**127.1**	37.1	92.7	18.2	78.4

Our revenues from royalty and license income increased by 37.1% to $127.1 million in 2001, compared to $92.7 million in 2000. This increase was due to two factors:

- A non-disclosed license income arising from the payment from Chiesi in 2001 in respect of the termination of our agreement on Curosurf®, as discussed above; and
- Higher royalty income from Biogen on its sales of Avonex®, from Organon on its sales of Puregon® and from Immunex on its sales of Enbrel®.

Operating expenses

Cost of product sales
Our cost of product sales decreased by 7.3% to $213.2 million in 2001 from $229.9 million in 2000. This decrease was due to increased production yields due to technical improvements in our biotechnology manufacturing processes and an increasing proportion of our product sales from higher margin recombinant products. As a result, our gross profit on product sales, which is product sales less product cost of sales, increased by 13.0% to $1,036.2 million, or 82.9% of product sales in 2001 from $917.1 million, or 80.0% of product sales in 2000.

Selling, general and administrative
Our SG&A expenses increased by 13.5% to $446.9 million in 2001 from $393.7 million in 2000. This increase was primarily due to higher product sales volumes, our marketing investment in the second half of 2001 in anticipation of a potential launch of Rebif® in the United States in 2002 and selling and marketing expenses associated with the launch of three new recombinant products in the area of reproductive health (Ovidrel®, Luveris® and Gonal-F® multidose). SG&A expenses represented 32.5% of revenues in 2001, compared to 31.8% in 2000.

Research and development, net

	Year ended December 31		
	2001 US$m	2000 US$m	1999 US$m
R&D expense, gross	**308.8**	263.4	222.1
Government grants	**(0.2)**	(0.2)	(0.5)
R&D expense, net	**308.6**	263.2	221.6
R&D expense, net as a % of revenues	**22.4**	21.2	19.5

Our net research and development expenses increased by 17.3% to $308.6 million, or 22.4% of revenues, in 2001 from $263.2 million, or 21.2% of revenues, in 2000. This increase in our research and development expenses was due to several factors:

- The continuation of the head-to-head trial between Rebif® and Avonex® (also known as the EVIDENCE study);
- Seven molecules entering the development process;
- Projects already in development progressing through the development pipeline; and
- The further development of our genomic activities.

Other operating expense, net
Our net other operating expense was $70.2 million in 2001, compared to $31.1 million in 2000. This 125.2% increase was principally a recognition of an unrealized capital gain of $27.2 million resulting from the acquisition of Signal Pharmaceuticals Inc. by Celgene Inc. At the end of 1997, we invested $10.1 million in Signal Pharmaceuticals Inc. In return for this cash payment, we received 2,722,513 shares of series F preferred stock and 986,302 shares of series E preferred stock. During 2000, Celgene purchased Signal and, as a result of this transaction, Serono holds 466,198 shares in Celgene. This investment was valued at the Celgene stock price on the date of the acquisition agreement, of $74, giving rise to an unrealized gain of $27.2 million.

Operating income
Our operating income increased by 4.9% to $337.7 million in 2001 from $321.7 million in 2000. As a percentage of revenues, our operating income was 24.5% in 2001 compared to 26.0% in 2000.

Financial income, net
Our net financial income decreased to $51.4 million in 2001 from $52.3 million in 2000. This decrease was due to several factors:

- We earned interest income on the proceeds of the capital raised in 2000 during an entire year as opposed to five month in 2000. However, interest rates on US dollar deposits declined sharply throughout 2001;
- We recognized a net foreign currency loss of $3.1 million on our 2001 results, arising from the devaluation of the Argentine Peso during the period from December 2001 to January 2002; and
- We realized an exceptional gain of $20.7 million in 2000 on our investment in an open-ended fund, prior to our sale of the investment in November 2000.

Taxes
Our total taxes decreased by 0.8% to $69.8 million in 2001 from $70.4 million in 2000 due primarily to our manufacturing process improvements, as referred to above, which resulted in comparatively higher profit recognition in countries with more favorable tax jurisdictions. Our overall tax rate, including capital taxes, decreased to 18.1% in 2001 from 18.9% in 2000.

Net income

Our net income increased by 5.2% to $316.7 million in 2001 from $301.0 million in 2000. Our net income represented 23.0% of revenues, compared to 24.3% in 2000.

Liquidity and capital resources

Our principal sources of liquidity have historically consisted of cash generated from operations and short-term and long-term borrowings. In 2000, we completed a global public offering of 1,070,670 bearer shares in the form of bearer shares and American depositary shares for gross proceeds of $1,006.0 million and net proceeds of $951.8 million. At December 31, 2002, we had net financial assets in the amount of $1,615.9 million compared to $1,453.8 million in 2001, an increase of 11.2%. The following table represents the components and the total amount of financial assets as of December 31, 2002, 2001 and 2000:

Financial assets

	As of December 31		
	2002 US$m	2001 US$m	2000 US$m
Cash and cash equivalents	686.0	1,131.1	223.0
Short-term financial assets	378.9	344.4	1,215.5
Long-term financial assets	670.5	188.8	19.1
Bank advances	(70.1)	(154.2)	(162.1)
Current and long-term portion of debt	(49.4)	(56.3)	(133.1)
Net financial assets	**1,615.9**	1,453.8	1,162.4

At December 31, 2002, we had unused lines of credit for short-term financing of $112.7 million (2001: $94.1 million).

Our cash flows from operating activities are a significant ongoing source of funds to finance operations. Cash flows from operating activities increased by 31.4% to $532.0 million in 2002 from $405.0 million in 2001. This increase was primarily due to an increase in deferred income from the payment received from Pfizer on our co-promotion agreement for Rebif® in the United States. Excluding net cash items, net working capital increased to $287.1 million at December 31, 2002, from $225.1 million at December 31, 2001.

Net cash used in investing activities was $(700.6) million in 2002 compared to net cash flows from investing activities of $648.3 million in 2001. Key movements were:

- The change in investment strategy from investment in short-term financial assets to long-term financial assets; and
- An increase in intangible assets due primarily to the acquisition of Genset S.A. in 2002.

As a result of the factors discussed above, our free cash flow, which is the cash provided from our operating activities plus the cash from our investing activities, decreased to $(168.6) million in 2002 from $1,053.3 million in 2001 and $(749.3) million in 2000, as set forth below:

Free cash flows

	Year ended December 31		
	2002 US$m	2001 US$m	2000 US$m
Net cash flows from operating activities	532.0	405.0	255.4
Net cash flows from investing activities	(700.6)	648.3	(1,004.7)
Free cash flow	**(168.6)**	1,053.3	(749.3)

Net cash flows from financing activities decreased to $(288.8) million in 2002 from $(144.4) million in 2001. This decrease was due primarily to:

- Cash paid for shares under our share buy back program. On July 15, 2002 we announced a share buy back program for the repurchase of bearer shares up to CHF500 million over a three-year period. At the year-end, 226,507 shares had been purchased for an amount of CHF173 million or $112.5 million. This amount represented 34.6% of the authorized amount; and
- The repayment of bank advances and long-term debt in the amount of $112.1 million.

We believe that our existing net financial assets, cash generated from operations, and unused sources of debt financing will be adequate to satisfy our working capital and capital expenditure requirements during the next several years. However, we may raise additional capital from time to time for other strategic purposes.

Contractual cash obligations

Our future minimum non-cancelable contractual obligations at December 31, 2002 are described below:

	Payments due by year (in $m)				
Contractual obligation	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Borrowings	48.3	23.0	10.9	4.5	9.9
Lease – operating	130.3	26.5	40.1	22.7	41.0
Lease – finance	1.1	0.5	0.6	0.0	0.0
Capital commitments	51.8	51.8	0.0	0.0	0.0

The capital commitments relate to construction costs and contractors' compensations for a building, which is expected to be completed before the end of 2003. Given the strength of our net financial assets, we do not anticipate difficulty in renegotiating our borrowings should this be necessary.

In addition to the amounts disclosed above, we have a number of commitments under collaborative agreements as described in note 30 to the consolidated financial statements. As part of these agreements we have made commitments to make R&D payments to the collaborators, usually once milestones have been achieved, but in some cases on a regular basis. We do not consider any single collaborative agreement to be a sufficiently large commitment that it could impair significantly our financial condition. In the unlikely event that all the collaborators were to achieve all the contractual milestones, we would be required to pay approximately $200 million. The exact timing of eventual payments is uncertain, but it would be over a period of the next 10 years.

Assets with an original cost of $67.5 million at December 31, 2002 (2001: $97.3 million) have been pledged as security against long-term debt and certain unused long-term lines of credits.

Inflation

Our results in recent years have not been significantly affected by inflation or changes in prices related to inflation.

Recent accounting pronouncements

You can find a discussion of recent accounting pronouncements related to IFRS and US GAAP applicable to our company in note 34 to our consolidated financial statements. In addition, you can find a discussion of the potential impact of some IFRS exposure drafts published by the International Accounting Standards Boards in note 1 to our consolidated financial statements that could have a material impact on our results.

Quantitative and qualitative disclosures about market risk

We are exposed to market risk, primarily related to foreign exchange, interest rates and the market value of our investment in financial assets. These exposures are actively managed by the Serono group treasury in accordance with a written treasury policy approved by the Board of Directors and subject to internal controls. To minimize earnings or cash flow volatility relating to these exposures, to protect the yield on the investment of liquid funds, and to manage the cost of our debt, we use a variety of derivative financial instruments. We do not use financial derivatives for speculative reasons or purposes unrelated to the normal business activities of the group. Any loss in value on a financial derivative would normally be offset by an increase in the value of the underlying transaction.

1. Exchange rate exposure

Currency risk management

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates between the major world currencies. Our transactional currency risk exposure occurs on revenues and expenses that are generated in currencies other than the US dollar. The following table provides information about our product sales and operating expenses (comprising SG&A and R&D) by major currencies for 2002, 2001 and 2000:

Currency impact

	Year ended December 31		
	2002 %	2001 %	2000 %
Product sales			
In US dollar	**46**	46	50
In Euro	**37**	35	32
In other currencies	**17**	19	18
Total	**100**	100	100
Operating expenses (SG&A and R&D)			
In US dollar	**34**	38	36
In Swiss franc	**30**	32	32
In Euro	**27**	19	21
In other currencies	**9**	11	11
Total	**100**	100	100

The primary purpose of our currency exchange risk management is to achieve stable and predictable cash flows. Consequently, we use various financial derivatives that change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. Our current policy is to enter into forward foreign exchange contracts and currency options to cover the currency risk associated with existing assets, liabilities and other contractually agreed transactions, as well as a portion of the currency risk associated with transactions that we anticipate conducting within the following six months. We report our results in US dollars but we have significant revenues and expenses in currencies other than the US dollar. The impact of a movement in the US dollar against the Euro and the Swiss franc is limited by the natural hedging effect of those non-US dollar expenses. The maturity dates of our forward contracts and currency options do not currently exceed eight months. At December 31, 2002 and 2001, we had entered into forward foreign exchange contracts and currency options with a nominal face value of $1,188.0 million and $585.6 million, respectively. At December 31, 2002, the fair value of our open derivative instruments for managing our foreign exchange exposures was negative $1.8 million, compared to a positive value of $5.4 million at December 31, 2001. The fair value represents the market value if the instruments were closed out at year-end, based on available market prices. We use financial instruments that are contracted with banks, which in most cases have credit ratings of A or better, and that have a maximum maturity of eight months.

The currencies in which our derivative financial instruments are denominated match those in which we have transaction or translation risk. We pursue a risk-averse approach to foreign exchange risk management with the intention to minimize the impact of short-term movements in exchange rates on our cash flows.

The following table provides information about our significant derivative financial instruments that are sensitive to fluctuations in foreign currency exchange rates, as of December 31, 2002:

	Forward foreign exchange contracts		Foreign currency options	
(US dollar equivalents in thousands)	Nominal amount	Fair value at Dec 31, 2002	Nominal amount	Fair value at Dec 31, 2002
1. US dollar against				
Swiss franc	109,586	(1,754)	–	–
Canadian dollar	2,154	(37)	–	–
British pound	15,927	(155)	–	–
Euro	395,522	(4,562)	186,860	154
Japanese yen	2,530	(54)	–	–
Australian dollar	1,129	1	–	–
Israeli shekel	10,836	177	–	–
Danish krone	1,130	(39)	–	–
Mexican peso	1,959	45	–	–
Bolivar	1,691	(191)	–	–
Swedish krona	1,354	(1)		
2. Swiss franc against				
Canadian dollar	5,069	461	36,049	1,553
Australian dollar	2,539	107	13,502	299
British pound	4,505	69	–	–
Japanese yen	675	26	5,575	239
Euro	47,643	307	310,292	1,544
Swedish krona	3,081	39	12,097	130
Danish krone	10,712	(11)	–	–
Norwegian krone	5,614	(170)	–	–
Totals	**623,656**	**(5,742)**	**564,375**	**3,919**

Exchange rate sensitivity

During 2002, the US dollar weakened against most major currencies including the Swiss franc and the Euro. The Swiss franc is the most significant source of our non-US dollar denominated expenses. The Euro is a significant source of our non-US dollar denominated revenues. A weaker dollar increases the value of sales denominated in currencies other than the US dollar such as the Euro, however, this positive impact is largely offset by the negative impact of higher Swiss-based costs in US dollar terms. In 2002, the US dollar fell by 6.9% against the Swiss franc; however, the negative impact of the lower US dollar on the net income of Serono was less than 1%.

Because we enter into financial instruments to hedge a significant portion of our contracted and forecasted foreign exchange exposures up to eight months forward, a significant increase or decrease in the exchange rate of the US dollar relative to other major world currencies should not, in the short-term, have a material adverse effect on our cash flows. Over time, however, to the extent that such exchange rate movements are unable to be reflected in the pricing of our products in local currencies, such exchange rate movements could materially affect our cash flows.

2. Interest rate exposure

We actively manage our interest rate exposure through various risk management techniques. In the context of our goal of maintaining stable and predictable cash flows, we attempt to limit the impact of a significant increase or decrease in interest rates in the short term. As of December 31, 2002, we had net financial assets (excluding equity securities) of $1,615.9 million, compared with $1,453.8 million as of December 31, 2001. Our exposure to fluctuations in net interest income is managed by making investments in high quality financial assets and through the use of several types of derivative financial instruments that are sensitive to interest movements. The group's financial assets include deposits with prime banks, investments in short-term money market funds, and rated bonds with a life to maturity of up to four years. Our interest risk exposure is monitored on an ongoing basis using various measures including, a repricing gap analysis, calculated using assets and liabilities that are sensitive to interest rates. This repricing gap analysis forms the basis of our calculation of our expected net interest profit/loss movements. This analysis determines the expected increase or decrease of the future interest profit/loss compared to the interest profit/loss resulting from our presently prevailing net financial assets.

Interest rate risk management

The total notional principal amount of our interest rate swap contracts excluding swaps that qualify as fair value hedges at December 31, 2002 was $29.7 million, compared to $33.1 million at December 31, 2001. The entire 2002 balance matures during the period to April 2004. At December 31, 2002, we had no forward rate agreements. At December 31, 2001, we had forward rate agreements with a total nominal amount of $825 million and a fair value of $0.6 million. At December 31, 2002, the fair value of the interest rate swaps was negative $0.9 million, compared to negative $0.3 million at December 31, 2001. The fair value represents the market value if the instruments were closed out at the year-end.

Fair value hedges

We maintain interest rate swaps that qualify for hedge accounting as fair value hedges relating to bond investments. The fair value movements of these swaps are included in the fair value hedge reserve and are recorded in the income statement in order to reflect the impact of derivatives on the interest charges related to the bond. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Interest rate exposure on long-term debt

The following tables present certain information regarding our use of derivative financial instruments, and other financial instruments that are sensitive to changes in interest rates, as of December 31, 2002. With respect to fixed rate and variable rate debt, the first table presents principal amounts of long-term debt (including current portion) at the December 31, 2002 exchange rates, and the related weighted average interest rates at the expected maturity date. Actual weighted average variable rates are applied for all periods. With respect to interest rate swaps, the second table presents notional amounts and weighted average interest rates at the expected maturity date. Weighted average variable rates are based on the implied forward rates as of December 31, 2002.

Interest rate risk management principal (notional) amount by expected maturity average interest rate
(US dollar equivalents in thousands)

	2003	2004	2005	2006	2007	Thereafter	Total
Variable rate (USD)	1,500	–	–	–	–	–	**1,500**
Average interest rate	2.35%	–	–	–	–	–	**–**
Fixed rate (EUR)	3,719	2,497	934	913	163	347	**8,573**
Average interest rate	2.48%	2.53%	2.20%	2.06%	4.00%	1.87%	**–**
Fixed rate (CHF)	721	360	–	–	–	–	**1,081**
Average interest rate	4.69%	4.69%	–	–	–	–	**–**
Variable rate (CHF)	17,315	5,781	1,455	1,455	1,455	9,453	**36,914**
Average interest rate	2.67%	3.60%	3.91%	3.91%	3.91%	3.91%	**–**
Fixed rate (JPY)	250	250	250	250	250	44	**1,294**
Average interest rate	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	**–**
Total debt, long-term and current portion							**49,362**

Interest rate risk management principal (notional) amount by expected maturity average interest (swap) rate
(US dollar equivalents in thousands)

	2003	2004	Total	Fair value at December 31, 2002
Swiss Franc interest rate swaps:				
Payer swap (variable to fixed)	10,106	19,598	**29,704**	**(885)**
Average pay rate (fixed)	3.73%	3.73%		
Average received rate (variable)	1.86%	1.86%		

Audit Committee's report

The Audit Committee reviews the company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In this context, the Committee has met and held discussions with management and the independent auditors. Management represented to the Committee that the company's consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), and the Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by International Standard on Auditing 260 "Communication of Audit Matters with Those Charged with Governance" and the AICPA Statement of Auditing Standards No. 61, Communication With Audit Committees. In addition, the Committee has discussed with the independent auditors, the auditors' independence from the company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the board has approved, that the audited financial statements be submitted to the Annual Shareholders' Meeting on May 6, 2003 and included in the company's Annual report on Form 20-F for the year ended December 31, 2002, for filing with the Securities and Exchange Commission. The Committee and the board also have recommended, subject to shareholder approval, the selection of the company's independent auditors.

Sergio Marchionne, Chairman, Audit Committee
Geneva, March 13, 2003

Report of the group auditors

To the General Meeting of Serono S.A. Coinsins (Vaud), Switzerland

As auditors of the group, we have audited the consolidated financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity and notes) of Serono S.A. for the year ended December 31, 2002.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with International Standards on Auditing which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers S.A.

M. Aked H-J. Hofer
Geneva, March 14, 2003

Consolidated income statements

Year ended December 31

	Notes	2002 US$000	2001 US$000	2000 US$000
Revenues				
Product sales	2	**1,423,130**	1,249,405	1,146,998
Royalty and license income	2	**123,399**	127,065	92,656
Total revenues	2	**1,546,529**	1,376,470	1,239,654
Operating expenses				
Cost of product sales		**223,751**	213,160	229,907
Selling, general and administrative		**512,942**	446,945	393,716
Research and development, net	3	**358,099**	308,561	263,152
Restructuring		**16,303**	–	–
Other operating expense, net	4	**85,811**	70,152	31,147
Total operating expenses		**1,196,906**	1,038,818	917,922
Operating income		**349,623**	337,652	321,732
Non-operating income, net				
Financial income, net	5	**36,476**	51,381	52,277
Other expense, net	6	**1,658**	2,548	2,411
Total non-operating income, net		**34,818**	48,833	49,866
Income before taxes and minority interests		**384,441**	386,485	371,598
Taxes	20	**63,127**	69,816	70,384
Income before minority interests		**321,314**	316,669	301,214
Minority interests		**536**	(52)	174
Net income		**320,778**	316,721	301,040

		US$	US$	US$
Basic earnings per share				
Bearer shares	8	**20.07**	19.72	19.50
Registered shares	8	**8.03**	7.89	7.80
American depositary shares	8	**0.50**	0.49	0.49
Diluted earnings per share				
Bearer shares	8	**20.04**	19.68	19.46
Registered shares	8	**8.02**	7.87	7.78
American depositary shares	8	**0.50**	0.49	0.49

The accompanying notes form an integral part of these financial statements.

Consolidated balance sheets

As of December 31

	Notes	2002 US$000	2001 US$000
ASSETS			
Current assets			
Cash and cash equivalents	9	**686,033**	1,131,091
Short-term financial assets	16	**378,865**	344,413
Trade accounts receivable	10	**257,313**	234,490
Inventories	11	**259,477**	196,063
Prepaid expenses	12	**26,609**	21,857
Other current assets	13	**208,100**	134,955
Total current assets		**1,816,397**	2,062,869
Long-term assets			
Property, plant and equipment	14	**554,509**	460,767
Long-term financial assets	16	**711,201**	241,009
Intangible assets	15	**216,371**	110,615
Deferred tax assets	20	**136,687**	107,115
Other long-term assets	17	**59,509**	36,394
Total long-term assets		**1,678,277**	955,900
Total assets	2	**3,494,674**	3,018,769
LIABILITIES			
Current liabilities			
Bank advances	18	**70,093**	154,295
Trade accounts payable		**60,591**	60,151
Current portion of long-term debt	18	**23,505**	18,959
Income taxes		**55,152**	55,948
Other current liabilities	19	**348,704**	246,157
Total current liabilities		**558,045**	535,510
Total long-term liabilities			
Long-term debt	18	**25,857**	37,325
Deferred tax liabilities	20	**12,080**	9,003
Other long-term liabilities	21	**436,329**	217,430
Total long-term liabilities		**474,266**	263,758
Total liabilities	2	**1,032,311**	799,268
Minority interests		**1,165**	587
SHAREHOLDERS' EQUITY			
Share capital	23	**253,416**	253,137
Share premium	24	**989,141**	975,335
Treasury shares	23	**(126,460)**	(9,222)
Retained earnings	24	**1,364,626**	1,108,086
Fair value reserves	16	**(44,807)**	(25,135)
Cumulative foreign currency translation adjustments		**25,282**	(83,287)
Total shareholders' equity		**2,461,198**	2,218,914
Total liabilities, minority interests and shareholders' equity		**3,494,674**	3,018,769

The accompanying notes form an integral part of these financial statements.

Consolidated statements of changes in equity

	Notes	Share capital[1] US$000	Share premium US$000	Treasury shares US$000	Retained earnings[1] US$000	Fair value reserves US$000	Cumulative foreign currency translation adjustments US$000	Total US$000
Balance as of January 1, 2000		236,978	33,965	–	621,615	–	(65,773)	826,785
Issue of share capital – stock options		157	3,309	–	(21)	–	–	3,445
Issue of stock options to employees		–	140	–	–	–	–	140
Net income for 2000		–	–	–	301,040	–	–	301,040
Shares issued during the year		15,937	935,837	–	–	–	–	951,774
Purchase of treasury shares		–	–	(4,750)	–	–	–	(4,750)
Withholding tax on free share dividend		–	–	–	(59,755)	–	–	(59,755)
Dividend for 1999 – bearer shares		–	–	–	(12,537)	–	–	(12,537)
Dividend for 1999 – registered shares		–	–	–	(5,218)	–	–	(5,218)
Foreign currency translation adjustments		–	–	–	–	–	5,492	5,492
Balance as of December 31, 2000		253,072	973,251	(4,750)	845,124	–	(60,281)	2,006,416
Balance as of January 1, 2001								
As previously reported		253,072	973,251	(4,750)	845,124	–	(60,281)	2,006,416
Effect of adopting IAS 39		–	–	–	–	(21,519)	–	(21,519)
As restated		253,072	973,251	(4,750)	845,124	(21,519)	(60,281)	1,984,897
Issue of share capital – stock options	25	65	1,760	–	–	–	–	1,825
Issue of stock options to employees	25	–	482	–	–	–	–	482
Issue of share capital – employee	23	–	(158)	1,106	–	–	–	948
Net income for 2001		–	–	–	316,721	–	–	316,721
Purchase of treasury shares	23	–	–	(5,578)	–	–	–	(5,578)
Dividend for 2000 – bearer shares	24	–	–	–	(39,017)	–	–	(39,017)
Dividend for 2000 – registered shares	24	–	–	–	(14,742)	–	–	(14,742)
Revaluation adjustments		–	–	–	–	(3,616)	–	(3,616)
Foreign currency translation adjustments		–	–	–	–	–	(23,006)	(23,006)
Balance as of December 31, 2001		253,137	975,335	(9,222)	1,108,086	(25,135)	(83,287)	2,218,914
Balance as of January 1, 2002		**253,137**	**975,335**	**(9,222)**	**1,108,086**	**(25,135)**	**(83,287)**	**2,218,914**
Issue of share capital – stock options	25	66	1,388	–	–	–	–	1,454
Issue of stock options to employees	25	–	1,045	–	–	–	–	1,045
Issue of share capital – ESPP	26	213	11,397	–	–	–	–	11,610
Issue of share capital – employee	23	–	(24)	184	–	–	–	160
Net income for 2002		–	–	–	320,778	–	–	320,778
Purchase of treasury shares	23	–	–	(117,422)	–	–	–	(117,422)
Dividend for 2001 – bearer shares	24	–	–	–	(46,637)	–	–	(46,637)
Dividend for 2001 – registered shares	24	–	–	–	(17,601)	–	–	(17,601)
Revaluation adjustments		–	–	–	–	(19,672)	–	(19,672)
Foreign currency translation adjustments		–	–	–	–	–	108,569	108,569
Balance as of December 31, 2002		**253,416**	**989,141**	**(126,460)**	**1,364,626**	**(44,807)**	**25,282**	**2,461,198**

[1] As a consequence of pursuing a listing on the New York Stock Exchange, the company has complied with Topic 4-C of the SEC Staff Accounting Bulletins by restating its share capital and retained earnings in the consolidated financial statements to reflect the free share dividend distributed effective May 26, 2000 for all periods presented.

The accompanying notes form an integral part of these financial statements.

Consolidated statements of cash flows

Year ended December 31

	Notes	2002 US$000	2001 US$000	2000 US$000
Cash flows from operating activities				
Income before taxes and minority interests		**384,441**	386,485	371,598
Depreciation and amortization	14, 15, 17	**100,552**	98,906	86,266
Financial income	5	**(64,645)**	(75,858)	(72,354)
Financial expense	5	**10,643**	14,709	17,867
Other non-cash items		**17,233**	25,595	(23,788)
Cash flows from operating activities before working capital changes		**448,224**	449,837	379,589
Working capital changes				
Trade accounts payable, other current liabilities and deferred income		**208,341**	20,530	13,648
Trade accounts receivable		**(3,968)**	(22,231)	(34,042)
Inventories		**(32,620)**	(37,335)	5,734
Prepaid expenses and other current assets		**(25,482)**	34,879	(62,264)
Taxes paid		**(62,513)**	(40,730)	(47,222)
Net cash flows from operating activities		**531,982**	404,950	255,443
Cash flows from investing activities				
Acquisition of subsidiary, net of cash acquired	32	**(115,092)**	–	–
Purchase of property, plant and equipment		**(99,144)**	(78,565)	(63,617)
Intangible and other long-term assets		**(25,194)**	(44,352)	(35,225)
Purchase of financial assets	16	**(860,407)**	(188,853)	–
Other non-current liabilities		**(10,257)**	1,653	1,370
Proceeds from sale of financial assets	16	**344,362**	871,343	(945,681)
Disposal of subsidiary, net of cash disposed	32	**6,628**	–	–
Proceeds from sale of property, plant and equipment		**10,488**	11,033	5,367
Interest received		**48,005**	76,076	33,031
Net cash flows from investing activities		**(700,611)**	648,335	(1,004,755)
Cash flows from financing activities				
Proceeds from issuance of share capital		**11,610**	–	951,774
Proceeds from exercises of stock options	25	**1,454**	1,825	3,445
Purchase of treasury shares	23	**(117,422)**	(5,578)	(4,750)
Bank advances		**(94,490)**	639	(9,156)
Payments on long-term debt		**(17,642)**	(73,701)	(36,783)
Interest paid		**(8,121)**	(13,810)	(12,746)
Dividends paid	24	**(64,238)**	(53,759)	(17,755)
Withholding tax on free share dividend		**–**	–	(59,755)
Net cash flows from financing activities		**(288,849)**	(144,384)	814,274
Effect of exchange rate changes on cash and cash equivalents		**12,420**	(819)	(3,423)
Net (decrease)/increase in cash and cash equivalents		**(445,058)**	908,082	61,539
Cash and cash equivalents				
At beginning of year	9	**1,131,091**	223,009	161,470
At end of year	9	**686,033**	1,131,091	223,009

The accompanying notes form an integral part of these financial statements.

Notes to the consolidated financial statements

1. Basis of preparation

The consolidated financial statements of the Serono group ("group") have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and its predecessor organization, the International Accounting Standards Committee. The consolidated financial statements have been prepared under the historical cost convention as modified by available-for-sale investments, financial assets and liabilities held-for-trading. In view of the international nature of the company's activities and due to the fact that more of the company's revenues are denominated in US dollars than in any other single currency, the consolidated financial statements are reported in that currency.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of the more significant estimates include accruals and reserves for fiscal and legal claims, sales returns, and inventory obsolescence. Actual results could differ from those estimates.

The group adopted IAS 39, "Financial Instruments: Recognition and Measurement", and IAS 40, "Investment Property", in 2001. The financial effect of adopting these standards was reported in the previous year's consolidated financial statements. No International Financial Reporting Standards were issued or revised in 2002 and adopted by the group.

1.1 Group accounting

The consolidated financial statements include all companies in which the group, directly or indirectly, has more than 50% of the voting rights or over which it exercises control, unless they are held on a temporary basis. Companies are included in the consolidation as from the date of acquisition, while companies sold are excluded from the consolidation as from the date of sale. The purchase method is used to account for acquisitions. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net asset of the company acquired is recorded as goodwill (note 1.14). The proportion of the net assets and income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Investments in companies over which the group is able to exercise significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control, are accounted for according to the equity method.

1.2 Foreign currencies

Assets and liabilities of the holding company, its subsidiaries and equity investments are translated into US dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. The translation adjustments resulting from exchange rate movements are accumulated in shareholders' equity. On disposal of the foreign entity, such translation differences are recognized in the income statement as part of the gain or loss on sale. Foreign currency transactions are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses are included in the income statement, except for those related to intercompany transactions of a long-term investment nature, which are included in the cumulative foreign currency translation adjustments component of shareholders' equity. Local currency financial statements of foreign entities operating in highly inflationary economies are restated using appropriate indices to current values at the balance sheet date before translation into the company's reporting currency in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies".

1.3 Revenue recognition

Revenue from the sale of products is recognized upon transfer to the buyer of significant risks and rewards and is disclosed net of sales taxes and rebates and after eliminating sales within the group. Revenue from the rendering of services is recognized when the service is rendered or on a percentage of completion basis over the contract period. Royalty and licensing incomes are recognized on an accrual basis in accordance with the economic substance of the agreement. Interest income is recognized as earned unless collectibility is in doubt. Provisions for product returns are made based on historical trends and specific knowledge of any customer's intent to return products. Receipts of upfront payments and other similar non-refundable payments relating to the sale or licensing of products or technology are initially reported as deferred income and recognized as income over the period of the collaboration on a straight-line basis.

1.4 Collaborative agreements

Milestone and signing payments, payable under collaborative research and development or marketing agreements, are charged directly to research and development expense, unless there is significant evidence that all of the criteria for capitalization, as prescribed by IAS 38, "Intangible Assets", are met. Acquired projects which have achieved technical feasibility, usually signified by regulatory body approval, are capitalized, as it is probable that the costs will give rise to future economic benefits. In this case, the costs are capitalized and amortized as technology rights included in intangible assets (note 1.14).

1.5 Government grants

Government grants received are netted against the corresponding items of expense in the income statement, except for those amounts received for the purchase of property, plant and equipment, which are recorded as deferred income in the balance sheet, in other current liabilities and other long-term liabilities as appropriate, and amortized over the useful life of the asset. Government grants become non-refundable upon the achievement of designated milestones.

1.6 Employee benefits

The group operates a Share Purchase Plan ("the Plan"), covering substantially all of its employees. Contributions received from employees are recorded as other current liabilities. Compensation cost related to the Plan is calculated based on the difference between the final purchase price and fair market value of the share on date of purchase and expensed as incurred.

The company operates a number of defined benefit and defined contribution plans, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant group companies, taking into consideration the recommendations of independent qualified actuaries. For defined benefit plans, the group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for actuarial gains/losses and past service costs. Defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees' projected salaries and uses interest rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability. The company's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

1. Basis of preparation (continued)

1.7 Stock options

Stock options are granted to the Board of Directors, the Executive Management Board and directors. A compensation charge, being the difference between the market price of the Serono S.A. bearer shares and the exercise price of the stock options, is calculated at the date the options are granted. This charge is recognized over the stock option's vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium. In November 2002, the International Accounting Standards Board published an exposure draft on share-based payments, which could require fair-value recognition of equity-based compensation in the company's consolidated financial statements. Management estimates that the adoption of this exposure draft in its current format, could result in additional compensation expense that is similar to the amount of compensation expense as disclosed under the current US GAAP treatment as outlined in note 34.

1.8 Taxation

Taxes reported in the income statement include current and deferred income taxes, as well as other taxes, principally those to be paid on capital and property. Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from depreciation on property, plant and equipment, provision for inventory, elimination of unrealized intercompany profits, tax losses carried forward and research and development tax credits carried forward. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Irrecoverable withholding taxes paid on dividends received are included in the income tax charge of the year.

1.9 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand and deposits with banks that have maturity of three months or less from the date of acquisition. Cash and cash equivalents are carried in the consolidated balance sheet at cost. Bank overdrafts are included in bank advances within current liabilities. Bank deposits, that have maturities greater than three months but less than 12 months from the date of acquisition are included in short-term investments.

1.10 Trade accounts receivable

Trade accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off, through selling expense, in the year they are identified. Trade accounts receivable factored out to financial institutions for a single non-returnable fixed sum with no recourse to the company are treated as being fully settled. The corresponding payment from the financial institution is recorded as a cash receipt from customers and no liability is recognized. Fees incurred to effect the factoring are recognized as a financial expense in the period in which the factoring takes place.

1.11 Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is calculated on a FIFO basis. The cost of work-in-progress and finished goods inventories includes materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

1.12 Property, plant and equipment

Property, plant and equipment are carried at cost, including interest and operating expenses directly related to projects that are capitalized during construction. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost providing that increased economic benefits will be earned from the asset. Depreciation is recorded as a charge against income computed on a straight-line basis, at rates considered adequate to depreciate the cost of such assets over their useful lives. Land is not depreciated. Estimated useful lives are as follows:

Buildings	20-40 years
Machinery and equipment	3-10 years
Furniture and fixtures	6-10 years
Leasehold improvement	over life of lease

Gains and losses on disposal or retirement of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating income. Repairs and maintenance costs are expensed as incurred.

1.13 Leases

Leases of assets, whereby the company assumes substantially all the benefits and risks of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments as property, plant and equipment and depreciated over the shorter of the useful life of the asset and the lease term, according to the rates listed in note 1.12. The corresponding liabilities are included in the current and long-term portion of long-term debt. The interest element of the finance cost is charged to the income statement over the lease period. Leases of assets under which the lessor effectively retains all the risks and benefits of ownership are classified as operating leases. Payments under operating leases are charged to income on a straight-line basis over the period of the lease.

1.14 Intangible assets

Goodwill

Goodwill represents the excess of the acquisition cost over the company's share of the fair value of the net assets acquired, at the date of acquisition. Goodwill on acquisitions occurring on or after January 1, 1995, is capitalized at the date of acquisition and amortized on a straight-line basis over the expected period of benefit, which, in the case of a biotechnology business, may exceed five years but which does not exceed 20 years. Goodwill on acquisitions that occurred prior to January 1, 1995, was charged in full to retained earnings; such goodwill has not been retroactively capitalized and amortized.

1. Basis of preparation (continued)

1.14 Intangible assets (continued)

Research and development

Research and development costs are generally expensed as incurred. In the opinion of management, due to the regulatory and other uncertainties inherent in the development of the company's new products, the criteria for development costs to be recognized as an asset, as prescribed by IAS 38, "Intangible Assets", are not met until the product has received regulatory approval and when it is probable that future economic benefits will flow to the group. Capitalized development costs are amortized on a straight-line basis over the period of the expected benefit not exceeding five years and are reviewed for impairment at each balance sheet date (note 1.15). Property, plant and equipment used for research and development purposes are capitalized and depreciated in accordance with the company's depreciation policy (note 1.12).

Computer software

Generally, costs associated with developing computer software are expensed as incurred. However, costs that are clearly associated with an identifiable and unique asset, which will be controlled by the company and has a probable benefit exceeding the cost beyond one year, are capitalized and amortized on a straight-line basis over their useful lives, not exceeding a period of three years. Associated costs include staff costs of the development team and an appropriate portion of relevant overheads.

Other intangible assets

Expenditure on acquired patents, trademarks and licenses and technology rights are recognized when it is probable that future economic benefits will flow to the company and the cost can be measured reliably. Patents and technology rights are amortized by a charge against income computed on a straight-line basis over their useful lives, but not to exceed five years for patents and ten years for technology rights.

1.15 Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

1.16 Investments

As of January 1, 2001, the company adopted IAS 39, "Financial Instruments: Recognition and Measurement", and classified its investments into held-to-maturity and available-for-sale categories. Investments with fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in long-term financial assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time are classified as available-for-sale and are also included within long-term assets.

Purchases and sales of investments are recognized on the trade date, which is the date that the company commits to purchase or sell an asset. Cost of purchase includes transaction costs. Available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortized cost. Unrealized gains and losses arising from changes in the fair value of available-for-sale investments are recognized directly in equity until the financial asset is sold, collected or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net income for the period. Available-for-sale securities comprising marketable equity securities that are traded in active markets are carried at their fair value as of each balance sheet date. For these investments, fair value is determined by reference to stock exchange quoted bid prices. All available-for-sale securities and held-to-maturity securities are classified as non-current assets, unless they are expected to be realized within 12 months of the balance sheet date.

In June 2002, the International Accounting Standards Board published an exposure draft on a proposed amendment to IAS 39, which if adopted would require the recognition of impairment losses on available-for-sale investments if the market value remains at least 25% below the original cost for a period of more than six months. Management estimates that the adoption of this exposure draft in its current format would result in an adjustment to net income that is contained in the company's US GAAP reconciliation as outlined in note 34.

1.17 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, long-term and short-term investments, trade accounts receivable, corporate debt securities, bank advances, trade accounts payable and long-term debt. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item. Derivative financial instruments, including foreign exchange forward contracts, options and interest rate swaps, are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value.

The group uses foreign exchange forward contracts and currency options to hedge the risk of movements in foreign currency exchange rates, which are not naturally hedged from our operations. Gains and losses on forward exchange contracts and currency options taken out to cover short-term receivable and payable exposures are offset against the corresponding gains and losses recognized in the balance sheet and income statement. Certain derivatives transactions, while providing effective economic hedges under the company's risk management policy, do not qualify for hedge accounting under the specific rules of IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement as part of the financial result.

The group designated certain interest rate swaps as a hedge of the fair value of recognized assets or liabilities (fair value hedge). Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets. The group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

The fair value of publicly traded derivatives and available-for-sale securities is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

1. Basis of preparation (continued)

1.18 Provisions

Provisions are recognized by the company when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Restructuring provisions are recorded in the period in which management has committed to a plan and it is probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

1.19 Borrowings

Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds and the redemption value is recognized in the income statement in the period of the borrowings.

1.20 Share capital

The authorized and the conditional share capital have been translated into US dollars, for information purposes only, at the appropriate year-end exchange rates. Issued and fully paid share capital has been translated at the prevailing exchange rate on the date of issuance. Treasury shares are presented as a deduction from equity at cost and are presented as separate items within shareholders' equity. Differences between this amount and the eventual amount received upon reissue are recorded in share premium.

1.21 Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2. *Segment information*

Primary reporting format – geographic segment

		Year ended December 31, 2002				
	Notes	Europe US$000	North America US$000	Latin America US$000	Other US$000	Group US$000
Product sales		620,366	479,553	109,281	213,930	1,423,130
Royalty and license income		62,787	868	–	59,744	123,399
Total revenues		**683,153**	**480,421**	**109,281**	**273,674**	**1,546,529**
Allocable operating income		263,404	345,398	62,769	119,561	791,132
Corporate R&D expenses						**(324,874)**
Unallocated expenses						**(116,635)**
Operating income						**349,623**
Restructuring		12,420	–	3,883	–	**16,303**
Interest income	5	14,208	258	146	50,033	**64,645**
Interest expense	5	(6,033)	(163)	(3,341)	(1,106)	**(10,643)**
Segment assets		**1,564,244**	**182,364**	**52,152**	**1,695,914**	**3,494,674**
Segment liabilities		657,602	91,705	22,114	129,447	**900,868**
Unallocated liabilities						**131,443**
Total liabilities						**1,032,311**
Capital expenditures	14	102,219	12,011	2,911	8,183	**125,324**
Depreciation	14	61,212	8,223	1,872	6,454	**77,761**
Amortization	15,17	20,526	409	202	1,654	**22,791**

2. Segment information (continued)

	Notes	Year ended December 31, 2001				
		Europe US$000	North America US$000	Latin America US$000	Other US$000	Group US$000
Product sales		542,246	390,563	130,889	185,707	1,249,405
Royalty and license income		74,759	–	–	52,306	127,065
Total revenues		617,005	390,563	130,889	238,013	1,376,470
Allocable operating income		338,486	247,265	50,513	96,101	732,365
Corporate R&D expenses						(282,914)
Unallocated expenses						(111,799)
Operating income						337,652
Interest income	5	12,597	981	163	62,117	75,858
Interest expense	5	(8,381)	(1,803)	(2,967)	(1,558)	(14,709)
Segment assets		1,080,711	165,401	95,407	1,677,250	3,018,769
Segment liabilities		482,396	57,793	53,729	103,247	697,165
Unallocated liabilities						102,103
Total liabilities						799,268
Capital expenditures	14	62,916	24,819	1,590	7,806	97,131
Depreciation	14	52,433	3,439	5,656	5,781	67,309
Amortization	15,17	26,504	79	202	4,812	31,597

	Year ended December 31, 2000				
	Europe US$000	North America US$000	Latin America US$000	Other US$000	Group US$000
Product sales	460,086	404,854	113,582	168,476	1,146,998
Royalty and license income	45,280	–	–	47,376	92,656
Total revenues	505,366	404,854	113,582	215,852	1,239,654
Allocable operating income	233,254	279,809	37,317	73,720	624,100
Corporate R&D expenses					(216,561)
Unallocated expenses					(85,807)
Operating income					321,732
Interest income	5,968	353	263	65,770	72,354
Interest expense	(7,602)	(5,264)	(3,209)	(1,792)	(17,867)
Segment assets	1,072,610	204,101	79,461	1,438,605	2,794,777
Segment liabilities	449,081	102,560	43,604	109,849	705,094
Unallocated liabilities					82,527
Total liabilities					787,621
Capital expenditures	55,989	3,376	2,021	5,694	67,080
Depreciation	42,547	6,082	2,546	5,661	56,836
Amortization	22,901	113	162	6,254	29,430

Product sales are based on the country in which the customer is located, while royalty and license income is based on the country that receives the royalty. Segment assets and capital expenditures are shown by the geographical area in which the assets are located. There are no sales or other transactions between the segments. Segment assets consist primarily of cash and cash equivalents, receivables, inventories, prepaid expenses, property, plant and equipment and intangible and other assets, and exclude investments. Segment liabilities comprise operating liabilities and exclude items such as taxation. Capital expenditures comprise additions to property, plant and equipment. Unallocated expenses represent corporate expenses.

Secondary reporting format – business segment

Business segment information is not provided as the company operates in one business segment, namely human therapeutics. The human therapeutics business comprises over 95% of revenues and shareholders' equity of the group.

3. Research and development, net

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
Research and development expense, gross	**358,267**	308,720	263,381
Less government grants	**(168)**	(159)	(229)
Total research and development expense, net	**358,099**	308,561	263,152

4. Other operating expense, net

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
Gain on investment	**–**	–	(27,155)
Amortization of intangibles and other long-term assets	**22,791**	31,597	29,371
Royalty expense	**34,750**	22,868	22,103
Litigation and legal costs	**13,314**	7,595	5,306
Patent and trademark expenses	**4,561**	4,029	3,291
Other	**10,395**	4,063	(1,769)
Total other operating expense, net	**85,811**	70,152	31,147

5. Financial income, net

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
Interest income	**64,645**	75,858	51,675
Gain on investment fund	**–**	–	20,679
Interest expense	**(10,643)**	(14,709)	(17,867)
Foreign currency losses	**(17,526)**	(9,768)	(2,210)
Total financial income, net	**36,476**	51,381	52,277

Foreign currency losses include translation losses arising primarily on various currency devaluation in Latin America that amounted to $13.9 million in 2002 ($9.1 million in 2001 and $1.8 million in 2000).

6. Other expense, net

Includes transactions that are outside the core company business including donations to charitable foundations and rental income and expense earned and paid on certain leases.

7. Personnel costs

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
Salaries and wages	**297,745**	244,256	222,602
Social benefits and other	**133,082**	112,944	92,639
Total personnel costs	**430,827**	357,200	315,241

At December 31, 2002, there were 4,616 employees (2001: 4,501 employees and 2000: 4,268) within the company.

8. Earnings per share

Basic earnings per share are calculated in accordance with IAS 33, "Earnings Per Share", by dividing the net income of the company by the weighted average number of shares outstanding during the year.

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
Net income attributable to bearer shareholders	232,381	229,863	215,139
Net income attributable to registered shareholders	88,397	86,858	85,901
Total net income	**320,778**	316,721	301,040
Weighted average number of bearer shares in issue	11,580,611	11,658,108	11,032,835
Weighted average number of registered shares in issue	11,013,040	11,013,040	11,013,040
	US$	US$	US$
Basic earnings per bearer share	20.07	19.72	19.50
Basic earnings per registered share	8.03	7.89	7.80
Basic earnings per American depositary share	0.50	0.49	0.49
Diluted earnings per bearer share	20.04	19.68	19.46
Diluted earnings per registered share	8.02	7.87	7.78
Diluted earnings per American depositary share	0.50	0.49	0.49

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all outstanding stock options granted to employees (note 25) and directors (note 31) and call options (note 28). Outstanding stock options granted to employees and directors represent 17,544 bearer shares in 2002 (2001: 29,501 and 2000: 31,054).

9. Cash and cash equivalents

	As of December 31	
	2002 US$000	2001 US$000
Cash in hand and at bank	92,043	36,143
Short-term bank deposits	593,990	1,094,948
Total cash and cash equivalents	**686,033**	1,131,091

The short-term bank deposits are mainly denominated in US dollars and Swiss francs with original maturity of three months or less from the date of acquisition. All funds are placed with banks with a high credit rating (minimum rating A). The effective interest rate on short-term bank deposits was 1.47% (2001: 2.04%) and these deposits have a weighted average maturity of eight days (2001: five days) as of December 31, 2002.

10. Trade accounts receivable

	As of December 31	
	2002 US$000	2001 US$000
Trade accounts receivable, gross	268,507	247,192
Provision for doubtful accounts	(11,194)	(12,702)
Total trade accounts receivable, net	**257,313**	234,490

The company sells its products worldwide through major wholesale distributors and direct to clinics and hospitals. No individual customer accounts for more than 10% of trade accounts receivable at the year-end or of sales during the year. Included in trade accounts receivable, gross, are $8.7 million in receivables, which have been outstanding for more than one year (2001: $4.7 million).

11. Inventories

	As of December 31	
	2002 US$000	2001 US$000
Raw materials	**38,259**	30,941
Work-in-progress	**152,594**	113,071
Finished goods	**68,624**	52,051
Total inventories	**259,477**	196,063

Included in inventories as of December 31, 2002, are $14.5 million (2001: $17.8 million) in inventory provisions.

12. Prepaid expenses

	As of December 31	
	2002 US$000	2001 US$000
Prepaid laboratory supplies	**3,588**	6,360
Utilities	**5,453**	2,799
Samples	**997**	2,758
Advertising and marketing expenses	**4,678**	2,598
Prepayments to suppliers	**5,174**	1,889
Spare parts	**2,031**	1,869
Other	**4,688**	3,584
Total prepaid expenses	**26,609**	21,857

13. Other current assets

	As of December 31	
	2002 US$000	2001 US$000
VAT receivable	**93,392**	68,878
Accrued royalty revenue	**27,528**	24,902
Accrued interest income	**36,292**	13,450
Advances	**8,161**	2,465
Other receivables	**30,266**	10,327
Other	**12,461**	14,933
Total other current assets	**208,100**	134,955

14. Property, plant and equipment

	As of December 31						
	Land and buildings US$000	Machinery and equipment US$000	Furniture and fixtures US$000	Leasehold improvements US$000	Construction in progress US$000	**Total 2002 US$000**	Total 2001 US$000
Cost							
As of January 1	315,499	450,705	26,373	51,530	35,385	**879,492**	881,419
Transfers	832	3,275	–	16,510	(20,617)	**–**	–
Additions (note 2)	6,129	67,529	5,946	14,161	31,559	**125,324**	97,131
Disposals	(6,203)	(65,300)	(4,827)	(14,017)	–	**(90,347)**	(69,942)
Impairment	(224)	(309)	–	–	–	**(533)**	–
Currency adjustments	56,138	64,817	5,176	4,887	10,265	**141,283**	(29,116)
As of December 31	372,171	520,717	32,668	73,071	56,592	**1,055,219**	879,492
Accumulated depreciation							
As of January 1	89,480	277,122	17,130	34,993	–	**418,725**	418,994
Disposals	(2,992)	(47,719)	(4,046)	(6,815)	–	**(61,572)**	(55,220)
Depreciation (note 2)	13,212	57,255	2,623	4,671	–	**77,761**	67,309
Currency adjustments	16,093	23,568	3,227	22,908	–	**65,796**	(12,358)
As of December 31	115,793	310,226	18,934	55,757	–	**500,710**	418,725
Net book value as of December 31	256,378	210,491	13,734	17,314	56,592	**554,509**	460,767
Net book value under finance lease contracts						1,113	550

Disposals include the divestments in Filaxis International S.A. and Laboratorios Filaxis S.A. with sales of property, plant and equipment with an original cost of $3.7 million and accumulated depreciation of $1.1 million. Additions include the acquisition of Genset S.A. with the fair value of acquired property, plant and equipment as described in note 32. At December 31, 2002, the group plans to dispose of property, plant and equipment with an original cost of $20.0 million (2001: $19.9 million) and accumulated depreciation of $11.4 million (2001: $11.2 million). The carrying amounts represent management's best estimate of the value in use.

Assets at an original cost of $67.5 million at December 31, 2002 (2001: $97.3 million), have been pledged as security against long-term debt and certain unused long-term lines of credit. The group has other capital commitments totaling $51.8 million (2001: $0.9 million). No interest has been capitalized during 2002 and 2001.

15. Intangible assets

	As of December 31			
	Technology rights and patents US$000	Goodwill US$000	**Total 2002 US$000**	Total 2001 US$000
Cost				
As of January 1	197,784	25,346	**223,130**	221,308
Additions	16,168	111,493	**127,661**	3,041
Disposals	–	(4,046)	**(4,046)**	(297)
Currency adjustments	5,130	–	**5,130**	(922)
As of December 31	219,082	132,793	**351,875**	223,130
Accumulated amortization				
As of January 1	104,975	7,540	**112,515**	88,603
Amortization	17,354	2,957	**20,311**	24,944
Disposals	–	(1,814)	**(1,814)**	(216)
Currency adjustments	4,400	92	**4,492**	(816)
As of December 31	126,729	8,775	**135,504**	112,515
Net book value as of December 31	92,353	124,018	**216,371**	110,615

Additions to goodwill relate to the acquisition of Genset S.A. (note 32). Disposals of goodwill relate to the divestments in Filaxis International S.A. and Laboratorios Filaxis S.A. and were included within restructuring in the income statement.

16. Investments

	As of December 31				
	Cost US$000	Gross unrealized gains US$000	Gross unrealized losses US$000	**Carrying and estimated fair value 2002 US$000**	Carrying and estimated fair value 2001 US$000
Held-to-maturity securities	403,860	–	–	**403,860**	188,853
Available-for-sale securities:					
Equity securities	92,811	–	(52,066)	**40,745**	52,156
Debt securities	638,138	8,568	(1,245)	**645,461**	344,413
Net book value as of December 31	1,134,809	8,568	(53,311)	**1,090,066**	585,422
Classification in the balance sheet					
Short-term financial assets				**378,865**	344,413
Long-term financial assets				**711,201**	241,009

Held-to-maturity securities as of December 31, 2002, include corporate debt securities with effective interest rates ranging from 3.14% to 4.72% (2001: 3.2% to 4.8%), which mature between four months and three years (2001: 15 months and three years).

17. Other long-term assets

	As of December 31	
	2002 US$000	2001 US$000
Software development costs, net	**13,746**	3,232
Deferred charges, net	**2,475**	1,376
Deposits	**3,398**	2,548
Other long-term receivables	**8,299**	-
Other	**31,591**	29,238
Total other long-term assets	**59,509**	36,394

Amortization on software development costs, deferred charges and other amounted to $2.5 million in 2002 (2001: $6.7 million).

18. Borrowings

	As of December 31			
	2002 US$000	2001 US$000	**2002 Weighted average interest rate %**	2001 Weighted average interest rate %
Bank advances	**70,093**	154,295	**5.52**	4.24
Mortgage notes	**30,997**	34,640	**3.72**	3.69
Unsecured bank loans	**17,361**	21,182	**1.64**	2.20
Capital lease obligation	**1,004**	462		
Total debt, long-term and current portion	**49,362**	56,284		
Classification in the balance sheet				
Current portion of long-term debt	**23,505**	18,959		
Long-term debt	**25,857**	37,325		

Maturities of financial obligations are as follows:

	US$000
2003	23,505
2004	8,887
2005	2,639
2006	2,618
2007	1,868
Thereafter	9,845
Total debt, long-term and current portion	**49,362**

The fair value of the total long-term debt is $26.3 million (2001: $37.4 million). The fair value is based on discounted cash flows using a discount rate based upon the borrowing rate and approximates the nominal value as the majority of the borrowings are at variable market interest rates.

Long-term debt includes secured liabilities totaling $20.8 million (2001: $26.1 million). Long-term debt is secured by certain land and buildings (note 14). Unused lines of credit for short-term financing are $112.7 million (2001: $94.1 million).

As part of the short-term financing, the group has $219.5 million (2001: $192.1 million) available under revolving multicurrency operating facilities, of which $157.8 million (2001: $109.7 million) was unused at December 31, 2002. During 2002, the company paid commitment fees for bank advances in the range of 0.06% to 0.13% (2001: 0.06% to 0.13%) on the total credit facilities available.

Capital leases

Future minimum lease payments under capital leases are as follows:

	US$000
2003	525
2004	411
2005	104
2006	11
2007	11
Thereafter	–
Total minimum lease payments	**1,062**
Less amount representing interest	58
Present value of net minimum lease payments	**1,004**

19. Other current liabilities

	As of December 31	
	2002 US$000	2001 US$000
Payroll related	**85,196**	59,680
Accrued accounts payable	**29,351**	39,768
Rebates and promotional expenses	**49,133**	28,108
Short-term provisions	**40,927**	19,730
Royalties	**19,374**	16,621
Taxes other than income	**16,202**	12,488
Employee share purchase plan	**14,650**	11,886
Amount due for available-for-sale investments	**-**	10,492
Accrued research and development	**21,169**	9,107
Construction expenses	**12,862**	6,500
Professional fees and services	**6,656**	5,700
Interest	**519**	1,314
Deferred income	**18,222**	2,291
Other	**34,443**	22,472
Total other current liabilities	**348,704**	246,157

20. Taxation

Tax expense

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
Current income taxes	**75,555**	77,630	70,268
Deferred income taxes	**(21,950)**	(14,567)	(7,348)
Total income taxes	**53,605**	63,063	62,920
Capital and other taxes	**9,522**	6,753	7,464
Total tax expense	**63,127**	69,816	70,384

The group has operations in various countries that have differing tax laws and rates. Consequently, the effective tax rate on consolidated income may vary from year to year, according to the source of earnings. The effective income tax rate is calculated by dividing the income tax expense by the income before taxes and minority interests reduced by capital and other taxes. Reconciliation between the reported income tax expense and the amount computed using a basic Swiss statutory corporate tax rate of 30%, is as follows:

Effective tax rate

	Year ended December 31		
	2002 %	2001 %	2000 %
Corporate tax rate	**30.0**	30.0	30.0
Tax effect of rates different from 30%	**(13.3)**	(12.9)	(17.3)
Effect of utilizing prior periods' tax losses and profits	**(0.1)**	(1.0)	(0.3)
Effect of current year's losses not yet utilized	**0.4**	1.7	1.4
Effect of adjustments recognized in the period for current tax of prior periods	**(3.6)**	(1.7)	2.1
Other, net	**0.9**	0.5	1.4
Effective tax rate	**14.3**	16.6	17.3

20. Taxation (continued)

Deferred income tax assets and liabilities

	As of December 31			
	2002 Deferred tax assets US$000	2002 Deferred tax liabilities US$000	2001 Deferred tax assets US$000	2001 Deferred tax liabilities US$000
Tax losses carried forward	**3,526**	**–**	3,996	–
Various R&D tax credits carried forward	**30,757**	**–**	31,508	–
Depreciation	**15,036**	**3,841**	11,621	3,341
Inventories	**53,984**	**12,643**	41,096	9,950
Other	**33,384**	**(4,404)**	18,894	(4,288)
Total deferred income taxes	**136,687**	**12,080**	107,115	9,003

Negative liability positions reflect the impact of the tax assets and liabilities arising in a local tax jurisdiction, which cannot be netted against the tax assets and liabilities in other tax jurisdictions for aggregate presentation.

Deferred tax assets relating to unused tax losses and deductible temporary differences have been recognized to the extent that it is probable that future taxable profits will be available to utilize such losses and temporary differences. At December 31, 2002, tax losses available for carry forward which have not been recognized due to uncertainty of their recoverability, amount to $248.6 million (2001: $28.8 million). At December 31, 2002, the group has the following loss carry forward for income tax purposes:

	US$000
2003	3,712
2004	4,038
2005	7,189
2006	18,636
2007	41,674
2008	26,086
Thereafter	159,577
Total	**260,912**

Deferred tax liabilities have not been recognized for undistributed earnings as such undistributed earnings are deemed to be permanently reinvested. At December 31, 2002, unremitted earnings of subsidiaries considered permanently invested, for which deferred income taxes estimated at $0.1 million (2001: $0.1 million) have not been provided, were approximately $0.4 million (2001: $8.0 million). Details of the current income taxes and deferred income taxes by origin are as follows:

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
Income before taxes and minority interests, reduced by $9,522 in 2002, $6,753 in 2001 and $7,464 in 2000 for capital and other taxes			
Swiss	**204,377**	201,122	221,696
Foreign	**170,543**	178,610	142,438
Total income before taxes and minority interests	**374,920**	379,732	364,134
Current income tax expense consisted of the following:			
Swiss	**19,001**	33,772	32,845
Foreign	**56,554**	43,858	37,423
Total current income taxes	**75,555**	77,630	70,268
Deferred income tax benefits consisted of the following:			
Swiss	**(4,337)**	2,851	(1,391)
Foreign	**(17,613)**	(17,418)	(5,957)
Total deferred income taxes	**(21,950)**	(14,567)	(7,348)

21. Other long-term liabilities

	As of December 31	
	2002 US$000	2001 US$000
Long-term provisions	**166,138**	124,947
Pension obligations	**50,047**	40,951
Marketing rights	**23,378**	34,836
Staff leaving indemnities	**13,436**	11,465
Deferred income	**176,507**	2,357
Other	**6,823**	2,874
Total other long-term liabilities	**436,329**	217,430

The liability for staff leaving indemnities represents amounts payable to employees upon their termination of employment under provisions of the Italian and Israeli civil codes and collective labor contracts. The deferred income as of December 31, 2002 includes the non-current portion of the upfront fee of $200 million from Pfizer (note 30), which will be recognized as license income on a straight-line basis over the term of the agreement. The current portion of the deferred income has been recorded as other current liabilities.

An additional provision of $41.2 million (2001: $26.9 million) included in long-term provisions was recorded at year-end for fiscal and legal claims. The senior management of the company considers that disclosure of further details of these claims would seriously prejudice the company's negotiating position and accordingly further information on the nature of the obligations has not been provided. There were no provisions released during 2002 or 2001.

22. Retirement benefit plans

Substantially all employees of the company are covered by defined benefit, insured or state pension plans. Pension costs in 2002 amounted to $17.3 million (2001: $12.8 million and 2000: $12.8 million), excluding company contributions to state or statutory pension plans. Included in pension cost is the amount of $2.9 million (2001: $2.3 million and 2000: $2.1 million), which represents contributions to defined contribution plans. The group funds these plans in amounts consistent with the local funding requirements, laws and regulations. The costs of the defined benefit retirement plans are based upon actuarial valuations of the plans made during 2002. The amounts recognized in the consolidated balance sheets and consolidated income statements are as follows:

	As of December 31	
	2002 US$000	2001 US$000
Present value of funded obligations	**185,519**	139,039
Fair value of plan assets	**108,288**	87,575
	77,231	51,464
Unrecognized actuarial losses	**(27,184)**	(10,513)
Total pension obligations in the balance sheet	**50,047**	40,951

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
Current service cost	**13,995**	10,902	11,117
Interest cost	**6,206**	4,810	4,367
Expected return on plan assets	**(5,960)**	(5,226)	(4,831)
Amortization of unrecognized actuarial gains	**113**	–	–
Total pension costs (included in personnel costs, note 7)	**14,354**	10,486	10,653

The actual loss on plan assets was $10.1 million (2001: loss of $11.6 million; 2000: return of $5.8 million). The movements in the pension obligations recognized in the consolidated balance sheets are as follows:

	2002 US$000	2001 US$000
As of January 1	**40,951**	39,595
Exchange differences	**6,306**	80
Total expense as above	**14,354**	10,486
Contributions paid	**(11,564)**	(9,210)
As of December 31	**50,047**	40,951

22. Retirement benefit plans (continued)

The principal weighted average actuarial assumptions used for accounting purposes were:

	Year ended December 31	
	2002 %	2001 %
Discount rate	**4.23**	4.27
Expected return on plan assets	**6.11**	6.14
Future salary increases	**3.12**	3.12
Future pension increases	**0.90**	0.90

23. Share capital

Class of shares	Number of shares	Nominal value	CHF000	US$000
As of December 31, 2002				
Issued and fully paid share capital				
Registered	**11,013,040**	**CHF10**	**110,130**	**68,785**
Bearer	**11,685,856**	**CHF25**	**292,147**	**184,631**
Total			**402,277**	**253,416**
Authorized share capital – bearer	**1,400,000**	**CHF25**	**35,000**	**25,232**
Conditional share capital – bearer	**530,966**	**CHF25**	**13,274**	**9,570**
As of December 31, 2001				
Issued and fully paid share capital				
Registered	11,013,040	CHF10	110,130	68,785
Bearer	11,667,186	CHF25	291,680	184,352
Total			401,810	253,137
Authorized share capital – bearer	329,330	CHF25	8,233	4,935
Conditional share capital – bearer	549,636	CHF25	13,741	8,237

The authorized share capital may be used by Serono S.A. or its affiliates to finance R&D projects and acquire interests in other companies. Of the conditional share capital, 152,000 bearer shares may be used by Serono S.A. or its affiliates for bonds with warrants and/or convertible bonds to be used for general corporate purposes and to finance R&D projects and call options and 378,966 bearer shares are reserved for the stock option plan (note 25).

During 2002, a group company repurchased 227,907 Serono bearer shares (2001: 7,737 bearer shares) for a total consideration of CHF174.7 million or $117.4 million (2001: CHF9.0 million or $5.6 million). There were 239,412 treasury shares at December 31, 2002 (11,705 treasury shares at December 31, 2001), following the granting of 200 shares to employees during the year (1,200 shares in 2001). Compensation expense in the amount of CHF0.3 million or $0.2 million (in 2001: CHF1.7 million or $1.0 million) was recorded during the year, which was determined by the number of shares granted multiplied by the applicable share price at the grant date.

24. Distribution of earnings

At the Annual Shareholders' Meeting on May 6, 2003, the Board of Directors will propose a cash dividend in respect of 2002 of CHF2.80 gross (2001: CHF2.50) per registered share, CHF7.00 gross (2001: CHF6.25) per bearer share or CHF0.175 per American depositary share, amounting to a total of CHF111.0 million (2001: CHF100.5 million). These financial statements do not reflect the dividends payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending December 31, 2003.

In accordance with Swiss law, $49.9 million (2001: $50.6 million) out of the share premium balance is non-distributable as of December 31, 2002. Distribution of retained earnings on a consolidated basis is subject to local restrictions applicable for all companies within the group. At December 31, 2002, non-distributable retained earnings were $506.6 million (2001: $454.0 million).

25. Stock option plan

Stock options are granted to senior management members of Serono S.A. and its affiliates. Each stock option gives the holder the right to purchase one bearer share of Serono S.A. stock. Stock options are granted every plan year and vest as follows: 25% one year after date of grant, 50% after two years, 75% after three years and 100% after four years. Options expire six years after the fourth and final vesting date such that each option has a 10-year duration. The exercise price is determined based on the fair market value on the date of grant. Movements in the number of stock options outstanding are as follows:

	2002			2001		
	Available for grant	**Options outstanding**	**Weighted average exercise price CHF**	Available for grant	Options outstanding	Weighted average exercise price CHF
As of January 1	**339,583**	**135,041**	**1,204**	607	68,500	1,006
Cancelled	**11,967**	**(11,967)**	**1,355**	6,910	(6,910)	1,150
Authorized during the year	**–**	**–**	**–**	410,000	–	–
Granted	**(90,540)**	**90,540**	**1,350**	(77,934)	77,934	1,346
Exercised	**–**	**(4,159)**	**546**	–	(4,483)	706
As of December 31	**261,010**	**209,455**	**1,272**	339,583	135,041	1,204

A compensation charge in the amount of $1.0 million (2001: $0.5 million and 2000: $0.1 million) has been recognized for stock options granted in 2002, 2001 and 2000. The compensation charge related to the stock options granted is being expensed over the four-year vesting period. Stock options cancelled in all years since inception of the plan are the result of options forfeited by participants upon their departure from the company.

During 2002, 90,540 options (2001: 77,934 options) were granted to a total of 625 employees (2001: 532 employees) at a predetermined weighted average exercise price of CHF1,350 (2001: CHF1,346). There were 4,159 options (2001: 4,483 options) exercised during the year yielding proceeds of CHF2.3 million or $1.5 million (2001: CHF3.2 million or $1.8 million). The table below summarizes options outstanding and exercisable at December 31, 2002:

Exercise price	Number outstanding	Remaining contractual life (years)	Number exercisable
CHF546	9,591	5.25	9,591
CHF546	15,478	6.25	10,693
CHF1,521	24,682	7.25	12,256
CHF1,346	70,454	8.25	17,461
CHF1,350	89,250	8.76	–
Total	**209,455**		**50,001**

26. Employee share purchase plan

In 2001, the group introduced a Share Purchase Plan ("the Plan") covering substantially all of its employees. The Plan is designed to allow employees to purchase bearer shares or American depositary shares at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. Purchases under the Plan are subject to certain restrictions and may not exceed 15% of the employee's annual salary. Shares purchased under the Plan that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held. As of December 31, 2002, a total of $10.9 million (2001: $10.0 million) in contributions were held by the company to be used to purchase bearer and American depositary shares on behalf of employees. Compensation cost related to the Plan recorded in 2002 was $1.6 million (in 2001: $1.6 million). The compensation cost for the matching shares amounts to $2.2 million in 2002 (2001: nil).

27. Commitments and contingencies

Operating leasing commitments

Payments made during 2002 on operating leases amounted to $24.5 million (2001: $20.9 million). Future minimum lease payments under non-cancelable operating leases, which total $130.3 million (2001: $129.3 million), are as follows:

	US$000
2003	26,462
2004	21,345
2005	18,720
2006	14,138
2007	8,535
Thereafter	41,051
Total	**130,251**

Manufacturing and facilities agreement

Under the terms of a manufacturing and facilities agreement with Bristol-Meyers Squibb in Puerto Rico, the group had annual commitments to pay rent of $1.2 million and support fees of $1.2 million, through June 2005. The manufacturing and facilities agreement was replaced in 2002. Based on the new terms, the group has a total commitment of $8.1 million.

Contingencies

As part of the normal activities of the business, the company is subject to certain litigation in various countries around the world. In the opinion of management and general counsel of the company, none of the outstanding litigation will have a significant adverse effect on the company's financial position.

28. Derivative financial instruments

The nominal values and fair values of derivative financial instruments, if all the instruments were closed out at the year-end, are as follows:

	As of December 31, 2002			
	Nominal value US$000	Positive fair values US$000	Negative fair values US$000	**Net fair values US$000**
Foreign currency derivatives:				
Currency options	564,375	5,235	(1,316)	**3,919**
Forward foreign exchange contracts	623,656	3,353	(9,095)	**(5,742**
Interest rate derivatives:				
Interest rate swaps	29,704	–	(885)	**(885**
Interest rate swaps – fair value hedges	51,000	–	(525)	**(525**
Other derivatives:				
Options	1,298	–	(4)	**(4**
Total		8,588	(11,825)	**(3,237**

	As of December 31, 2001			
	Nominal value US$000	Positive fair values US$000	Negative fair values US$000	Net fair values US$000
Foreign currency derivatives:				
Currency options	450,844	5,986	(480)	5,506
Forward foreign exchange contracts	134,727	575	(645)	(70
Interest rate derivatives:				
Interest rate swaps	33,102	–	(287)	(287
Forward rate agreements	825,000	636	(23)	613
Total		7,197	(1,435)	5,762

The nominal value represents the total gross amount outstanding. The fair value represents the market value if the instruments were closed at the year-end, based on available market prices, and is the same as the carrying value in the consolidated balance sheet (included in other other current assets and liabilities). Foreign currency derivatives and other derivatives mature in 2003, interest rate swaps mature in 2004 and interest rate swaps-fair value hedges mature in 2005. At December 31, 2002 the fixed interest rates vary from 3.50% to 7.38% (2001: 2.99% to 3.69%) and the average floating rates are LIBOR (average at year end of 1.55%) plus a margin ranking from 1.70% to 4.82%.

29. Principal shareholder

At December 31, 2002, Bertarelli & Cie, a partnership limited by shares with its principal offices at Chéserex (Vaud), Switzerland, held 52.38% of the capital and 61.52% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 7.13% of the capital and 9.91% of the voting rights of Serono S.A.

30. Collaborative agreements

The financial terms for certain collaborative agreements described below have not been disclosed in accordance with confidentiality requirements within the agreements. Upfront fees related to collaborative agreements totaled $24.8 million in 2002, $9.2 million in 2001 and $5.0 million in 2000. Under the same agreements, milestone payments totaled $0.3 million, $4.4 million and $11.9 million and research and development payments totaled $11.9 million, $24.7 million and $16.0 million in 2002, 2001 and 2000, respectively. The amortization charges in respect of the amounts capitalized under these agreements totaled $8.2 million, $8.2 million and $14.8 million in 2002, 2001 and 2000, respectively.

Collaborative agreements for 2002

Serono entered into an agreement with Regeneron Pharmaceuticals Inc. under which Regeneron will use its proprietary Velocigene technology platform to provide Serono with knock-out and transgenic models of gene function. Under the terms of the agreement, Serono will pay Regeneron up to $3 million annually for up to five years, which will be expensed as research and development expense.

Serono signed a license and commercialization agreement with Amgen Inc. under which Serono will sell Amgen's Novantrone® in the United States. Novantrone® is indicated for the treatment of certain forms of multiple sclerosis and certain types of cancer. An upfront fee paid to Amgen Inc. was capitalized as an intangible asset and will be amortized over the life of the agreement.

Serono and IVAX Corporation entered into a worldwide agreement to develop and commercialize IVAX' product, cladribine, as potentially the first oral disease modifying treatment for multiple sclerosis. Under the terms of the agreement, IVAX received an up-front fee and will receive a series of milestone payments and royalties on eventual sales of the product. The initial payment was expensed as research and development expense.

Serono and Cellular Genomics Inc. signed a collaborative research agreement under the terms of which Cellular Genomics will apply its chemical genetics technologies to four undisclosed kinase targets selected by Serono. Under the terms of the agreement, Cellular Genomics will receive an up-front fee and a series of milestone payments over a period of two years. All payments under the agreement will be expensed as research and development expense.

Serono signed an international license agreement with Genentech Inc. under which Serono obtained exclusive rights to develop and market Genentech's humanized anti-CD11a monoclonal antibody Raptiva® outside the United States, Japan and certain other Asian countries. Under the terms of the agreement, Serono and Genentech may collaborate on developing future indications for Raptiva® and will share global development costs. Phase 3 clinical trials of Raptiva® in Psoriasis have been completed and phase 2 trials in rheumatoid arthritis are underway. All payments under the agreement have been expensed as research and development expense.

Serono and AstraZeneca signed a worldwide license and development agreement under which Serono obtained the exclusive rights to develop and market AstraZeneca's aromatase inhibitor, anastrozole, as a treatment of ovulation induction and improvement of follicular development. AstraZeneca will manufacture and supply anastrozole to Serono. All payments under the agreement have been expensed as research and development expense.

Serono and Pfizer Inc. entered into a co-promotion agreement for Serono's multiple sclerosis treatment Rebif® in the United States. Under the terms of the agreement, Pfizer paid Serono an up-front fee of $200 million, will share all commercialization and development costs in the United States, and will receive payments based on Rebif® sales in the United States. Serono will record all sales and continue to distribute the product in the United States. Serono will continue to be sole marketer for Rebif® in the rest of the world. The up-front fee of $200 million has been recorded as deferred income and will be recognized as license income on a straight-line basis over the life of the agreement (note 21).

Collaborative agreements for 2001

The company entered into a multi-year subscription agreement with The Celera Genomics Group ("Celera"). Under the terms of the agreement, Serono gains access to Celera's proprietary genomic databases. All payments under the agreement have been expensed as research and development expense.

Serono entered into an exclusive co-development and commercialization agreement with ZymoGenetics, for two preclinical product candidates discovered by ZymoGenetics. The companies intend to focus their activities on the development of one or more products based on the TACI and BMCA receptors for the treatment of B-cell mediated autoimmune diseases. Serono paid an initial fee upon signature of the agreement, will make certain milestone payments, and will pay royalties on the sales of products resulting from the collaboration. All payments will be expensed as research and development expense.

The company entered into a collaborative research agreement with Inpharmatica Limited, focusing on the discovery of novel proteins. The collaboration highlights the growing importance of protein structures in understanding the function of proteins coded by the human genome. Serono paid an initial fee upon signature of the agreement, will make additional milestone payments and will pay royalties on the sales of any products resulting from the collaboration. Fees and milestone payments will be charged to research and development expense.

The company entered into a collaborative assay development and screening agreement with Evotec OAI AG ("Evotec") to detect direct or indirect interaction of target compounds. Under the terms of the agreement, Evotec will develop a biological assay and will perform screening and profiling services for Serono. Serono has made an initial payment and will make certain milestone payments to Evotec based on the success of the project. All payments will be charged to research and development expense.

Collaborative agreements for 2000

The company signed a research agreement with Vertex Pharmaceuticals Incorporated ("Vertex") to discover, develop, and market caspase inhibitors. Caspase inhibitors are a class of compounds with the potential to treat serious neurological and inflammatory diseases, and have the potential to prevent cell and tissue damage common to a range of diseases. Under the terms of the agreement, Serono made an initial payment to Vertex of $5.0 million, and could pay up to $20 million in research funding over the next five years. Vertex could also receive milestone payments and royalties for the successful development and commercialization of one or more drug candidates. The initial payment was recorded in and future research funds will be charged to research and development expense.

Serono signed an exclusive agreement with British Biotech plc ("British Biotech") to jointly research, develop and commercialize metalloenzyme inhibitors (MEIs) for the treatment of serious inflammatory diseases. The companies will share the costs of research equally. Costs of product development will be borne by Serono, but British Biotech has the right to fund half of such costs for an improved return on sales and, in certain circumstances, may co-promote products with Serono. Under the terms of the agreement, Serono paid an initial fee of $5.0 million and will make a series of milestone payments and eventual royalties on any commercialized products. The initial fee was capitalized as an intangible asset and fully amortized.

30. Collaborative agreements (continued)

Bioject Inc. and Serono announced that a December 21, 1999 license agreement for Bioject's Vitajet™ 3 needle-free injection system had been expanded to cover exclusive worldwide usage for all current and future growth hormone products and indications. These include both Saizen® and Serostim®, a high-dose formulation of growth hormone, which is currently marketed for the treatment of AIDS wasting. Serono also obtained the option right to all new technologies developed by Bioject for the delivery of growth hormone. In connection with this extension of the agreement, the company paid a licensing fee to Bioject and will pay additional fees in conjunction with the approval and rollout of the system worldwide. The original licensing fee of the December 21, 1999 agreement was capitalized as an intangible asset on collaborative agreements and has been amortized over three years. The additional fees are expensed as incurred.

The company announced that it had signed a license agreement with Centocor, Inc. ("Centocor"), in respect of patents covering monoclonal antibodies to tumor necrosis factor (TNF). Centocor has been granted the license as part of a settlement of litigation filed by Serono against Centocor in the District Court of The Hague, The Netherlands. Under the terms of the agreement, Centocor made cash payments to Serono, which were recorded as license income within royalty and license income. The amounts received under the agreement are not material to the company's results of operations.

The company announced that it had signed a license agreement with Knoll AG ("Knoll"), in respect of patents covering monoclonal antibodies to tumor necrosis factor (TNF). Under the terms of the agreement, Knoll paid a license fee, milestone payments and royalties on the sale of products covered by the patents. All receipts were recorded by Serono within royalty and license income. The amounts received under the agreement are not material to the company's results of operations.

31. Related parties

Transactions with related parties

In 2002, the group continued to lease from an unaffiliated company, under a lease that expires in 2006, a building that is used as our headquarters facilities. The lease provides for a market rate rent of approximately $849,000 (2001: $800,000) per year. In addition, the Serono group has sub-rented a portion of the same building mentioned above to a company, which is controlled by Ernesto Bertarelli, our Chief Executive Officer. The lease payments to Serono during 2002, in line with market conditions, amounted to approximately $227,000 (2001: $209,000).

In 2002, from time to time the company made use of a private jet for business-related travel. The jet is owned by a company that is indirectly controlled by Mr. Bertarelli. During 2002, the group paid market-rate rental fees for the jet totaling approximately $2.0 million (2001: $0.3 million).

In 2002, the company provided funding in the amount of $223,000 to the Bertarelli Foundation, which is a not-for-profit organization formed to promote and improve the understanding of the many dimensions of infertility and to mobilize the resources necessary for effective treatment. Ernesto Bertarelli is a director of this foundation.

In 2002, the company paid financial consulting fees to Kedge Capital (Suisse) S.A. a company that is controlled by Ernesto Bertarelli, in the amount of approximately $154,000.

In the course of 1999, the company granted a loan of CHF325,600 (approximately $195,000) to a member of the Executive Management Board. The interest rate of the loan is calculated on the basis of LIBOR and is updated on a yearly basis. 50% of the loan is reimbursed via monthly installments over a period ending May 2010, and as of December 31, 2002, the outstanding amount of this portion of the loan was CHF134,540 (approximately $97,000) (2001: CHF129,738 or approximately $83,000). The residual 50% of the loan, i.e. CHF162,800 (approximately $117,000) (2001: CHF162,800 or approximately $97,500), will be reimbursed in May 2010.

On May 21, 2002, the company granted a loan of CHF600,000 (approximately $433,000) to a member of the Executive Management Board. The interest rate of the loan is fixed at 3%. The loan is to be reimbursed in three equal annual installments plus interest over a period ending April 2005. As of December 31, 2002, the full amount of the loan remains outstanding.

The company continues to hold an equity investment in Cansera International Inc. ("Cansera"), a Canadian company specializing in sterile animal sera and cell culture products. Purchases from Cansera are carried out on commercial terms and conditions and at market prices. Total company purchases from Cansera for the year-ended December 31, 2002 were $2.0 million (2001: $1.7 million). As of December 31, 2002, there was an amount of $186,000 (2001: nil) payable to Cansera.

Remuneration of the Board of Directors and the Executive Management Board

Details of the members of the Board of Directors and the Executive Management Board are provided elsewhere in this Annual Report. In 2002, the combined remuneration of the members of the Board of Directors and the Executive Management Board was $8.7 million (2001: $7.9 million).

Stock options granted to the executive members of the Board of Directors and the Executive Management Board

As part of the stock option plan described in note 25, 10,100 (2001: 8,400) share options were granted to the members of the Executive Management Board during the year. The share options were granted on the same terms and conditions as those offered to other employees of the company. The outstanding number of share options granted to the members of the Executive Management Board as of December 31, 2002 was 26,790 (2001: 17,310).

There were no Directors' options granted to the members of the Board of Directors during 2002 or 2001. The exercise price of the stock options granted to members of the Board of Directors is determined as the market price of the Serono S.A. bearer shares at the date of the grant. Directors' options granted prior to 1998 have an exercise price of CHF523. Directors' options vest on December 31 of each year over a period of five years (four years for one director), but directors may not exercise their options for a period of five years (four years for one director) from the date of the grant. After the options become exercisable, directors may generally exercise their options for a period of five years. As at December 31, 2002, 10,920 (2001: 10,920) directors' options were outstanding and 8,360 (2001: 6,440) directors' options were vested. There were 1,320 options that were exercisable as of December 31, 2002 and 2001.

32. Acquisitions and disposals

On September 12, 2002, the group acquired Genset S.A., a genomics-based biotechnology company, through a cash tender offer. The cash tender offer expired on October 31, 2002 resulting in an ownership of 91.8%. The group continued to buy shares on the market and as of December 31, 2002, the group holds 92.47% of the share capital and voting rights of Genset S.A.

Details of net assets acquired and goodwill are as follows:

	US$000
Purchase consideration:	
Cash paid	139,502
Other considerations	561
Total purchase consideration	**140,063**
Fair value of net assets acquired	**28,570**
Goodwill (note 15)	**111,493**

The assets and liabilities arising from the acquisition are as follows:

	US$000
Cash and cash equivalents	24,410
Trade accounts receivable	296
Prepaid expenses	508
Other current assets	8,420
Property, plant and equipment	11,221
Other long-term assets	4,626
Bank advances	(2,103)
Trade accounts payable	(8,839)
Other current liabilities	(6,383)
Long-term debt	(2,007)
Other long-term liabilities	(1,579)
Total fair value of net assets acquired	**28,570**
Goodwill (note 15)	111,493
Total purchase consideration	140,063
Less:	
Other considerations	561
Cash and cash equivalents in subsidiary acquired	24,410
Net cash outflow on acquisition	**115,092**

The group believes that the acquisition will create an excellent integrated genomics discovery platform to enhance Serono's development pipeline of novel proteins and small molecules. Other than for property, plant and equipment, the fair value of the net assets acquired approximated to the book value of the net assets acquired. Closure provisions or other restructuring provisions of $5.7 million were established. Genset S.A. contributed no revenues and an operating loss of $6.4 million to the group for the period from September 13, 2002 to December 31, 2002, and its assets and liabilities at December 31, 2002 were $35.2 million and $13.9 million, respectively. There were no acquisitions in the year ended December 31, 2001.

On December 30, 2002, the group sold its generics business in Latin America through a disposal of its investments in Filaxis International S.A. and Laboratorios Filaxis S.A. The results and cash flows of the sale of Filaxis International S.A. and Laboratorios Filaxis S.A. were as follows:

	US$000
Net assets sold	8,163
Goodwill (note 15)	2,232
Currency translation differences	(719)
Proceeds from sale	(7,250)
Loss on disposal	**(2,426)**
Proceeds from sale	7,250
Less: Cash and cash equivalents sold	(622)
Net cash inflow on sale	**6,628**

33. Principal operating companies

Company	Currency	Capital	Ownership	Location	
	As of December 31, 2002				
Serono International S.A.	CHF	5,500,000	100%	Switzerland(1)	†#
Serono Pharma Schweiz Zweigniederlassung von Serono International S.A.	CHF	–	100%	Switzerland	‡
Ares Trading S.A.	CHF	500,000	100%	Switzerland	§
Laboratoires Serono S.A.	CHF	11,009,000	100%	Switzerland	*†‡
Laboratoires Serono S.A., succursale de Corsier-sur-Vevey	CHF	–	100%	Switzerland(2)	*†
Serono Argentina S.A.	ARS	1,100,000	100%	Argentina	‡
Serono Australia Pty Ltd	AUD	60,000	100%	Australia	‡
Serono Austria GmbH	EUR	108,065	100%	Austria	‡
Serono Benelux BV, Belgian Branch	EUR	–	100%	Belgium	‡
Serono Produtos Farmaceuticos Ltda	BRL	3,386,546	100%	Brazil	‡
Serono Canada, Inc.	CAD	2,120,000	100%	Canada	‡
Serono de Colombia S.A.	COP	52,200,000	100%	Colombia	‡
Serono Pharma Services, s.r.o.	CZK	1,400,000	100%	Czech Republic	‡
Serono France S.A.	EUR	1,050,000	100%	France(7)	‡
Sorebio S.à r.l.	EUR	1,381,500	100%	France	*
Serono GmbH	EUR	512,000	100%	Germany(6)	‡
Serono Hellas A.E.	EUR	1,205,102	100%	Greece	‡
Serono Hong Kong Ltd	HKD	1,000,020	100%	Hong Kong	‡
ASI Pharma Ltd	ILS	7,000	100%	Israel	‡
InterPharm Laboratories Ltd	ILS	6,242	100%	Israel	*†
Inter-Lab Ltd	ILS	61,478	100%	Israel	*†
InterPharm Industries (1991) Ltd	ILS	4,110	100%	Israel	*†
Industria Farmaceutica Serono S.p.A.	EUR	656,250	96.67%	Italy(3)	*†‡
Istituto di Ricerche Biomediche 'Antoine Marxer' RBM S.p.A.	EUR	5,046,000	96.82%	Italy	†‡
Serono Japan Co. Ltd	JPY	4,300,000,000	100%	Japan	†‡
Serono Korea Co. Ltd	KRW	4,376,800,000	100%	Korea	‡
Serono de Mexico S.A. de C.V.	MXN	25,653,492	100%	Mexico	*‡
Serono Produtos Farmaceuticos Lda	EUR	523,739	100%	Portugal	‡
Serono Puerto Rico, a Branch of Ares Trading S.A.	USD	–	100%	Puerto Rico	*
Serono Singapore Pte Ltd	SGD	630,000	100%	Singapore	‡
Serono South Africa (Pty) Ltd	SAR	1,000	100%	South Africa	‡
Serono Espana S.A.	EUR	2,400,000	100%	Spain(5)	*†‡
Serono Nordic AB	SEK	250,000	100%	Sweden	‡
Serono Singapore Pte Ltd, Taiwan Branch	TWD	–	100%	Taiwan	‡
Serono (Thailand) Co., Ltd	THB	1,250,000	100%	Thailand	‡
Serono Benelux B.V.	EUR	613,808	100%	The Netherlands	‡
Serono Ilaç Pazarlama ve Ticaret A.S.	TRL	153,835,000,000	100%	Turkey	‡
Serono Ltd	GBP	800,000	100%	UK(8)	‡
Bourn Hall Clinic	GBP	6,101,601	100%	UK(4)	
Serono Europe Ltd	GBP	50,001	100%	UK	†
Ares Trading Uruguay S.A.	UYP	570,000	100%	Uruguay	‡§

33. Principal operating companies (continued)

	As of December 31, 2002				
Company	Currency	Capital	Ownership	Location	
Serono Inc.	USD	40,867,094	100%	USA	†‡
Serono Reproductive Biology Institute Inc.	USD	4,000,100	100%	USA	†
Serono de Venezuela S.A.	VEB	11,900,000	100%	Venezuela	‡
Genset S.A.	EUR	24,697,050	92.47%	France(9)	†

The companies above are all fully consolidated subsidiary companies of Serono S.A.

* Production

†Research & Development

‡ Marketing

§ Export & Trading

Headquarters

(1) The Serono Pharmaceutical Research Institute is a division of Serono International S.A.

(2) Laboratoires Serono S.A., succursale de Corsier-sur-Vevey, is a branch of Laboratoires Serono S.A. and is generally referred to as The Serono Biotech Center.

(3) Industria Farmaceutica Serono S.p.A. holds 3.03% of its own shares (treasury shares). Istituto di Ricerca Cesare Serono S.p.A. merged into Industria Farmaceutica Serono S.p.A. on November 1, 2002.

(4) Bourn Hall Clinic is a clinic specializing in the treatment of infertility disorders.

(5) Laboratorios Serono S.A. changed name to Serono Espana S.A. on September 17, 2002.

(6) Serono Pharma GmbH changed name to Serono GmbH on September 30, 2002.

(7) Laboratoires Serono France S.A. changed name to Serono France S.A. on October 16, 2002.

(8) Serono Pharmaceuticals Ltd. changed name to Serono UK Ltd on June 5, 2002. Serono UK Ltd changed name to Serono Ltd on September 16, 2002.

(9) Participation in Genset S.A. was acquired further to a cash tender offer filed with the Commission des Opérations de Bourse in Paris and with the Securities and Exchange Commission in New York.

34. Significant differences between IFRS and US GAAP

The group's consolidated financial statements have been prepared in accordance with IFRS, which as applied by the group, differ in certain significant respects from US GAAP (United States Generally Accepted Accounting Principles). The effects of the application of US GAAP to net income and shareholders' equity are set out in the tables below:

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
Net income under IFRS	**320,778**	316,721	301,040
US GAAP adjustments:			
a. Purchase accounting: Genset S.A.	**(26,829)**	–	–
b. Goodwill: Business combinations	**(5,662)**	(3,088)	(3,156)
c. Goodwill: IAS goodwill amortization	**2,957**	–	–
d. Pension provisions	**(147)**	(909)	(1,325)
e. Available-for-sale securities	**(17,789)**	(22,326)	11,925
f. Derivative financial instruments	**-**	(1,209)	3,037
g. Deferred taxes	**(822)**	3,728	(7,866)
h. Other intangible assets	**-**	761	762
i. Employee share purchase plan	**389**	(4,244)	–
Deferred tax effect of US GAAP adjustments	**7,301**	2,036	(28)
Net income under US GAAP	**280,176**	291,470	304,389

	US$	US$	US$
Basic earnings per bearer share under US GAAP	**17.53**	18.15	19.72
Basic earnings per registered share under US GAAP	**7.01**	7.26	7.89
Diluted earnings per bearer share under US GAAP	**17.51**	18.11	19.68
Diluted earnings per registered share under US GAAP	**7.00**	7.24	7.87

34. Significant differences between IFRS and US GAAP (continued)

	As of December 31	
	2002 US$000	2001 US$000
Shareholders' equity under IFRS	**2,461,198**	2,218,914
US GAAP adjustments:		
a. Purchase accounting: Genset S.A.	**(26,829)**	–
b. Goodwill: Business combinations	**15,142**	20,672
c. Goodwill: IAS goodwill amortization	**2,957**	–
d. Pension provisions	**11,147**	11,294
d. Additional pension liability	**(2,886)**	–
e. Available-for-sale securities	**–**	–
f. Derivative financial instruments	**–**	–
g. Deferred taxes	**(2,511)**	(1,689)
h. Other intangible assets	**–**	–
i. Employee share purchase plan	**(3,855)**	(4,244)
Deferred tax effect of US GAAP adjustments	**2,320**	(5,236)
Shareholders' equity under US GAAP	**2,456,683**	2,239,711

Components of shareholders' equity in accordance with US GAAP are as follows:

	As of December 31	
	2002 US$000	2001 US$000
Share capital	**253,416**	253,137
Share premium	**989,141**	975,335
Treasury shares	**(126,460)**	(9,222)
Retained earnings	**1,321,490**	1,105,552
Accumulated other comprehensive income:		
Pension minimum liability adjustment (net of taxes of $289)	**(2,597)**	–
Foreign currency translation adjustment	**26,386**	(82,282)
Unrealized market value adjustment on securities available-for-sale (net of taxes of $2,147 and $5,380, respectively)	**(4,693)**	(2,809)
Shareholders' equity under US GAAP	**2,456,683**	2,239,711

The changes of shareholders' equity in accordance with US GAAP are as follows:

	2002 US$000	2001 US$000
Balance as of January 1 under US GAAP	**2,239,711**	2,015,860
Net income for the year under US GAAP	**280,176**	291,470
Dividends paid – bearer shares	**(46,637)**	(39,017)
Dividends paid – registered shares	**(17,601)**	(14,742)
Net unrealized market value adjustment	**(1,884)**	12,042
Foreign currency translation adjustment	**108,668**	(23,579)
Issue of share capital – stock options	**1,454**	1,825
Issue of stock options to employees	**1,045**	482
Issue of share capital – employee	**160**	948
Issue of share capital/ESPP	**11,610**	0
Purchase of treasury shares	**(117,422)**	(5,578)
Pension minimum liability adjustment	**(2,597)**	–
Balance as of December 31 under US GAAP	**2,456,683**	2,239,711

34. Significant differences between IFRS and US GAAP (continued)

a) The group adopted SFAS No. 141, "Business Combinations" as of January 1, 2002. SFAS No. 141 requires the identification of acquired in-process research and development projects as a separate component of the purchase price. The estimated fair value of identified acquired in-process research and development projects is expensed immediately unless there is an alternative future use. Under IFRS, acquired in-process research and development costs are included as a part of goodwill, unless they meet the criteria for recognition as intangible assets under IAS 38, "Intangible Assets", in which case they should be capitalized as intangible assets as part of the purchase price allocation.

b) Prior to January 1, 1995, the group wrote-off all goodwill, being the difference between the purchase price and the aggregated fair value of tangible and intangible assets and liabilities acquired in a business combination, directly to equity in accordance with IFRS existing at that time. Under US GAAP until December 31, 2000, the difference between the purchase price and fair value of net assets acquired as part of pre-1995 business combinations is capitalized as goodwill and amortized through the income statement over the estimated useful life of 20 years. The group adopted SFAS No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002. According to SFAS No. 142, all recognized goodwill that exists as of January 1, 2002, after reclassifications between intangible assets and goodwill, is no longer amortized, but rather tested at least annually for impairment. Therefore, there was no amortization charge in 2002 under US GAAP. However, in accordance with SFAS No. 142, non-cash charges of $5.7 million were recorded in 2002 for impairment of goodwill. The impairment loss under US GAAP arises from the write off of pre-1995 goodwill and the loss on disposal of our generics business.

c) In accordance with SFAS No. 142, goodwill is no longer amortized but is only subject to impairment testing under US GAAP as of January 1, 2002. The goodwill amortization in accordance with IFRS has been reversed in the US GAAP reconciliation for 2002.

d) For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions" and the disclosure is presented in accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits". IAS 19 (revised 1993), "Employee Benefits", in force up to December 31, 1998, required that the discount rate used in the calculation of benefit plan obligations be of an average long-term nature, whereas US GAAP requires that the discount rate be based on a rate at which the obligations could be currently settled. From January 1, 1999, IFRS and US GAAP accounting rules in this area are essentially the same. However, adjustments arise when reconciling from IFRS to US GAAP due to the pre-1999 accounting rule differences. In addition, US GAAP requires an additional minimum pension liability equal to the excess of the accumulated benefit obligation over the fair value of the plan assets to be recognized as an intangible asset, up to the amount of unrecognized prior service costs. Any amount exceeding the unrecognized prior service costs is reported in other comprehensive income.

e) US GAAP requires that investments in debt and certain equity securities with readily determinable fair values, be classified as either trading, available-for-sale, or held-to-maturity, depending on management's intent with respect to holding such investments, which is the same as Serono's current policy in accordance with IAS 39, "Financial Instruments: Recognition and Measurement". For US GAAP purposes, the company classified its investments in marketable securities, with readily determinable fair values, as available-for-sale. Investments classified as available-for-sale are carried at fair value, with any unrealized gain or loss recorded as a separate component of shareholders' equity. For all investments, unrealized losses under US GAAP judged to be other than temporary are recognized in the income statement. The group considers impairments to be other than temporary if they have exceeded 25% over a continual period of six months, and there is no indication of a significant increase in fair value in the short term. This definition of impairment under US GAAP differs from the impairment under IFRS.

f) Prior to the adoption of IAS 39, there was no specific IFRS accounting standard dealing with the recognition and measurement of financial instruments and the qualifying criteria for hedge accounting. US GAAP has various standards covering derivative instruments and hedging activities. Under US GAAP, the requirements for hedge accounting are more prescriptive than under IFRS. Excluding the company's interests rate swaps, which qualify for hedge accounting under US GAAP and IFRS, the company's other derivative financial instruments do not qualify for hedge accounting under US GAAP and IFRS.

g) Under IAS 12 (revised 2000), "Income Taxes", and US GAAP, unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. In accordance with IAS 12 and effective from January 1, 1998, the company has changed its accounting policy relating to the calculation of the deferred tax effect on the elimination of unrealized intercompany profits. Prior to this date, the tax effect was calculated with reference to the local tax rate of the selling or manufacturing company where the intercompany profit was generated. Since January 1, 1998, the company calculates the tax effect with reference to the local tax rate of the company that holds the inventory (the buyer) at period-end. However, US GAAP requires the tax effect to be calculated with reference to the local tax rate in the seller's or manufacturer's jurisdiction.

h) According to SFAS No. 142, intangible assets other than goodwill that have definite useful lives will be amortized over the useful life. The useful life of an intangible asset is the period over which the asset is expected to contribute to the future cash flow limited by legal, regulatory or contractual factors. Intangibles with indefinite useful lives will not be amortized, but rather tested at least annually for impairment. Intangible assets other than goodwill for the group as of December 31, 2002, consist of technology rights and patents, which all have definite useful lives and are amortized over their useful lives, which is equal to the amortization in accordance with IFRS. In addition, certain costs mainly relating to payments for licenses and patents for technology that had not yet reached technological feasibility were capitalized under IFRS instead of being expensed under US GAAP. The reconciling item in the income statement solely represents the add-back of amortization expense that was taken under IFRS related capitalized research and development costs as no costs were capitalized under IFRS in 2002, 2001 and 2000.

i) For US GAAP purposes, the Share Purchase Plan ("the Plan") as described in note 26 has been accounted for in accordance with APB No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Plan would be considered a variable plan and therefore, a compensatory plan, which requires the company to include the compensation cost associated with the matching share in determining net income in accordance with US GAAP. Under US GAAP the compensation cost related to the matching share has been calculated based on the estimated number of matching shares to be awarded at the end of 2003 multiplied by the closing share price for a Serono S.A. bearer share translated at the year-end exchange rates adjusted for any over or underaccrual brought forward from the previous year. Under IFRS, the compensation cost related to the matching share has been calculated based on the actual number of matching shares awarded at the end of 2002.

34. Significant differences between IFRS and US GAAP (continued)

Additional US GAAP information

Business combinations

On September 12, 2002, the group acquired 92.47% of the share capital of Genset S.A., a genomics-based biotechnology company, in a transaction accounted for as a business combination. The aggregated purchase price of $140.1 million consisted of approximately $139.5 million in cash and other purchase considerations of approximately $0.6 million. In addition, short-term liabilities with a fair value of $17.3 million and long-term liabilities with a fair value of $3.6 million were assumed by the group. The results of operations of Genset S.A. and the estimated fair value of the assets acquired and liabilities assumed are included in the consolidated financial statements from the date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on estimates of their fair value at the acquisition date. The purchase price exceeded the amounts allocated to assets acquired and liabilities assumed by $84.7 million, and was recorded as goodwill. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

	US$000
Current assets	33,634
Property, plant and equipment	11,221
Acquired in-process research and development	26,829
Goodwill	84,664
Other long-term assets	4,626
Short-term liabilities	(17,325)
Long-term liabilities	(3,586)
Net assets	**140,063**

Approximately $26.8 million of the purchase price represents the estimated fair value of acquired in-process research and development projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed upon the acquisition date in accordance with SFAS No. 141, "Business Combinations" and FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations". The estimated fair value of these projects was determined using a discounted cash flow model. The discount rate used takes into account the stage of completion and the risks surrounding the successful development and commercialization of each of the purchased in-process technology projects that were valued. The operating losses of Genset S.A., in 2002, 2001, 2000, were $34.6 million, $42.0 million and $32.3 million, respectively.

Goodwill and other intangibles

Changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

	2002 US$000
As of January 1	38,478
Goodwill acquired	84,664
Impairment and disposal loss	(5,662)
Goodwill written off related to sale of operating companies	(2,232)
Currency adjustments	132
As of December 31	**115,380**

34. Significant differences between IFRS and US GAAP (continued)
Additional US GAAP information (continued)

All goodwill components were reviewed for impairment during 2002. The fair values of the business units were determined using the expected present value of future cash flows. The impairment loss relates to goodwill occurring on acquisition prior to January 1, 1995.

Pro forma net income for the current year and prior two years after adding back the amortization expense related to goodwill and intangible assets that are no longer being amortized, is as follows:

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
Reported net income	**280,176**	291,470	304,389
Add back: Goodwill amortization	–	4,466	4,612
Adjusted net income	**280,176**	295,936	309,001
	US$	US$	US$
Basic earnings per bearer share:			
Reported basic earnings per bearer share	**17.53**	18.15	19.72
Add back: Goodwill amortization	–	0.27	0.30
Adjusted basic earnings per bearer share	**17.53**	18.42	20.02
Basic earnings per registered share:			
Reported basic earnings per registered share	**7.01**	7.26	7.89
Add back: Goodwill amortization	–	0.11	0.11
Adjusted basic earnings per registered share	**7.01**	7.37	8.00
Diluted earnings per bearer share:			
Reported diluted earnings per bearer share	**17.51**	18.11	19.68
Add back: Goodwill amortization	–	0.27	0.30
Adjusted diluted earnings per bearer share	**17.51**	18.38	19.98
Diluted earnings per registered share:			
Reported diluted earnings per registered share	**7.00**	7.24	7.87
Add back: Goodwill amortization	–	0.12	0.12
Adjusted diluted earnings per registered share	**7.00**	7.36	7.99

The weighted average amortization period of intangible assets is 5.9 years. The estimated amortization of intangibles expense for the next five years is as follows:

	US$000
Aggregate amortization expense:	
For the year ended December 31, 2002	19,834
Estimated amortization expense for the year ended December 31:	
2003	25,270
2004	25,270
2005	25,270
2006	11,524
2007	9,714

34. Significant differences between IFRS and US GAAP (continued)
Additional US GAAP information (continued)

The following tables provide a reconciliation of the changes in the benefit obligation and fair value of assets over the two-year period ending December 31, 2002, and a statement of the funded status as at December 31, 2002 and 2001, for the group's defined benefit pension plans.

	As of December 31	
	2002 US$000	2001 US$000
Benefit obligation:		
As of January 1	139,039	122,081
Service cost	18,974	15,062
Interest cost	6,206	4,810
Actuarial (gain)/loss	986	(470)
Benefit payments	(2,319)	(2,783)
Settlements	–	–
Foreign currency translation	22,633	339
As of December 31	185,519	139,039
Plan assets at fair value:		
As of January 1	87,575	88,356
Actual return on plan assets	(10,126)	(11,627)
Employer contributions	11,244	9,210
Employee contributions	4,980	4,160
Benefit payments	(2,319)	(2,783)
Settlements	–	–
Foreign currency translation	16,934	259
As of December 31	108,288	87,575
Funded status:		
As of December 31	(77,231)	(51,464)
Unrecognized transition obligation	374	524
Unrecognized actuarial loss	37,957	21,282
Additional pension liability	(2,886)	–
Accrued benefit costs	(41,786)	(29,658)
Amounts recognized in the balance sheet:		
Accrued benefit liability	(41,786)	(29,658)
Net amount recognized	(41,786)	(29,658)

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
Net service cost	13,995	10,902	11,117
Interest cost	6,206	4,810	4,367
Expected return on plan assets	(5,960)	(5,226)	(4,831)
Amortization of transition obligation	147	1,688	1,705
Amortization of unrecognized actuarial losses	113	–	101
Net periodic benefit cost	14,501	12,174	12,459

Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The group's US subsidiary, Serono, Inc., maintains a savings plan for eligible employees. This 401(k) plan is designed to supplement the existing pension retirement program of eligible employees and to assist them in strengthening their financial security by providing an incentive to save and invest regularly. The plan provides for a matching contribution by Serono, Inc., which amounted to approximately $1.2 million, $0.9 million and $0.9 million for the three years ended December 31, 2002, 2001 and 2000, respectively.

34. Significant differences between IFRS and US GAAP (continued)
Additional US GAAP information (continued)
Financial assets
The US GAAP carrying value of financial assets equals the IFRS carrying values. The components of short-term and long-term financial assets are provided in note 16. Proceeds from the sale of available-for-sale securities in 2002 were $313.7 million (2001: $0.2 million). Gross realized gains in 2002 were $1.9 million (2001: $0.1 million). The net unrealized loss from available-for-sale securities included as a separate component of shareholders' equity under US GAAP was $19.7 million as of December 31, 2002 (2001: $10.3 million). The maturities of the available-for-sale debt securities at December 31, 2002 are as follows:

	US$000
2003	358,619
2004	176,792
2005	93,246
2006	16,804
Total	**645,461**

Derivative financial instruments
Total gains recognized in 2002 in accordance with US GAAP on options settled in Serono bearer shares that require a net cash settlement were $0.8 million (2001: nil).

Non-derivative financial instruments
Non-derivative financial assets consist of cash and cash equivalents, short-term and long-term investments and unconsolidated investments. Non-derivative liabilities consist of bank advances and short-term and long-term debt. The US GAAP carrying values are equivalent to the IFRS carrying values for all non-derivative financial assets and liabilities. The carrying amount of cash and cash equivalents, short-term investments and bank advances approximates their estimated fair values, due to the short-term nature of these instruments. The fair values for the available-for-sale securities are estimated based on listed market prices or broker or dealer price quotes. The fair value of long-term debt is estimated based on the current quoted market rates available for debt with similar terms and maturities. The estimated fair value and maturity of the long-term debt is provided in note 18.

Current and deferred taxes
Deferred tax assets and liabilities for the group consist of the following:

	As of December 31	
	2002 US$000	2001 US$000
Deferred tax assets:		
Tax loss carry forwards	**91,242**	16,488
Various R&D tax credits carried forward	**30,757**	31,508
Depreciation	**24,770**	24,206
Inventories	**51,511**	39,611
Accrued expenses	**11,598**	10,110
Return reserve	**18,933**	12,929
Other	**13,143**	643
Total deferred tax assets	**241,954**	135,495
Less valuation allowance	**(105,458)**	(35,305)
Total net deferred tax assets	**136,496**	100,190
Deferred tax liabilities:		
Depreciation	**3,841**	3,341
Inventories	**12,643**	9,950
Other[1]	**(4,404)**	(4,288)
Total deferred tax liabilities	**12,080**	9,003
Net deferred tax assets	**124,416**	91,187

(1) Negative asset or liability positions reflect the impact of tax assets and liabilities arising in a local tax jurisdiction, which cannot be netted against tax assets and liabilities in other tax jurisdictions for aggregate presentation.

Valuation allowances have been established for certain deferred tax assets related primarily to net operating loss carry forwards and portions of other deferred tax assets for which the company determined that it was more likely than not that these benefits will not be realized. During 2002, the valuation allowance increased by $70.2 million (2001: decrease of $2.1 million). A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming probable. This would result in a decrease in the group's effective tax rate.

34. Significant differences between IFRS and US GAAP (continued)
Additional US GAAP information (continued)

Deferred tax assets and liabilities, broken out into current and non-current, are as follows:

	As of December 31	
	2002 US$000	2001 US$000
Current deferred tax assets	**109,961**	87,913
Non-current deferred tax assets	**26,535**	12,277
Total net deferred tax assets	**136,496**	100,190
Current deferred tax liabilities	**3,813**	2,626
Non-current deferred tax liabilities	**8,267**	6,377
Total deferred tax liabilities	**12,080**	9,003

Restructuring charge

The following schedule lists the significant components of the restructuring charge:

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
Employee related costs	**6,069**	–	496
Other asset related costs	**8,919**	–	–
Other	**1,315**	–	105
Restructuring charge in accordance with US GAAP	**16,303**	–	601

In December 2002, the company took the final charge related to the withdrawal from the urinary sector of the Reproductive Health business. This charge is a reflection of the group's long-term strategy of reducing the use of traditional extractive methods. This charge was in relation to manufacturing facilities, urine processing and collection facilities, and related personnel located in Italy. The restructuring plan includes the termination of approximately 56 employees; all will leave the group before the end of December 2003. The company has built up sufficient levels of urinary inventory that will allow it to continue to supply the market requirements until 2006. In a separate decision, the company decided to withdraw from the non-core generics business, and has taken a charge in December 2002 related to the sale of two companies in Latin America (see note 32).

34. Significant differences between IFRS and US GAAP (continued)
Additional US GAAP information (continued)
Pro forma earnings per share

As permitted by Statement of SFAS No. 123, "Accounting for Stock Based Compensation", the company applies APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for the company's 1998 Stock Option Plan for US GAAP purposes. Accordingly, no compensation cost has been recognized for options granted under the 1998 Stock Option Plan as well as options to directors. However, the company has disclosed, in the note below, the pro forma effects had compensation cost been determined based on the fair value of the options at the grant date. Had compensation cost for the stock option plans been determined based on the fair value at the grant dates for awards under the Stock Option Plan as well as outside the plan to directors, the company's net income under US GAAP and earnings per bearer and registered share under US GAAP would have decreased to the pro forma amounts indicated below:

	Year ended December 31					
	2002 As reported US$000	**2002 Pro forma US$000**	2001 As reported US$000	2001 Pro forma US$000	2000 As reported US$000	2000 Pro forma US$000
Net income under US GAAP	**280,176**	**266,836**	291,470	284,220	304,389	301,195
	US$	**US$**	US$	US$	US$	US$
Basic earning per bearer share	**17.53**	**16.69**	18.15	17.69	19.72	19.51
Basic earnings per registered share	**7.01**	**6.68**	7.26	7.08	7.89	7.80
Diluted earnings per bearer share	**17.51**	**16.67**	18.11	17.66	19.68	19.47
Diluted earnings per registered share	**7.00**	**6.67**	7.24	7.06	7.87	7.79

The fair value of stock options granted to employees in 2002, 2001 and 2000 were $317, $302 and $383, respectively. The fair value of stock options granted to directors in 2000 was $355. There were no stock options granted to directors in 2002 and 2001. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method with the following weighted average assumptions used for grants.

	Year ended December 31		
	2002	2001	2000
Dividend yield	**0.47%**	0.44%	0.13%
Expected stock price volatility	**33.6%**	31.0%	27.8%
Risk-free interest rate	**3.5%**	4.0%	4.0%
Expected lives, in years	**7.5**	8	8

34. Significant differences between IFRS and US GAAP (continued)
Additional US GAAP information (continued)
Segment information

The following tables and disclosures set out additional US GAAP disclosure requirements, in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," for segment information, prepared under IFRS. The company's reportable segments are based on operations in the various geographic regions. Each region is managed separately because each region requires different marketing strategies. The company has four reportable segments including Europe, North America, Latin America and Other. All segments derive a majority of their revenues from reproductive health products. The segments follow the same IFRS reporting policies as those of the company.

The following table presents product sales by therapeutic field:

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
Reproductive health	**621,872**	574,326	592,253
Neurology	**548,806**	379,628	254,214
Growth and metabolism	**219,115**	232,563	227,103
Other	**33,337**	62,888	73,428
Total product sales	**1,423,130**	1,249,405	1,146,998

The following table presents product sales by country based on the location of the customer:

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
United States	**425,320**	343,032	368,947
Germany	**161,095**	129,878	97,826
Italy	**117,854**	101,815	93,368
France	**97,951**	80,697	69,433
Spain	**64,300**	57,695	43,220
Sweden	**56,488**	54,984	48,831
Canada	**53,071**	45,965	34,160
Mexico	**46,446**	50,002	35,467
United Kingdom	**42,309**	45,331	46,325
Japan	**28,635**	28,899	37,143
Brazil	**26,734**	24,919	24,824
Switzerland	**24,397**	18,894	11,546
Other	**278,530**	267,294	235,908
Total product sales	**1,423,130**	1,249,405	1,146,998

There are no sales to a single customer that amount to 10% or more of the group's total net sales.

The following table presents property, plant and equipment by country based on the location of the asset:

	As of December 31	
	2002 US$000	2001 US$000
Switzerland	**379,996**	289,425
Italy	**64,605**	55,357
United States	**37,531**	31,001
Other	**72,377**	84,984
Total net book value of property, plant and equipment	**554,509**	460,767

34. Significant differences between IFRS and US GAAP (continued)
Additional US GAAP information (continued)

The following table presents the carrying amount of goodwill under US GAAP by the geographical area in which the reporting units are located:

	As of December 31
	2002 US$000
Europe	**91,356**
North America	**1,218**
Latin America	**240**
Other	**22,566**
Total net book value of goodwill	**115,380**

Advertising costs
The company expenses production costs of print and display advertisements as of the first day the advertisement takes place. Advertising expenses included in selling and marketing expenses were $77.2 million, $69.5 million and $59.5 million for the three years ended December 31, 2002, 2001 and 2000, respectively.

Shipping and handling costs
The company includes shipping and handling costs incurred in connection with the distribution of therapeutic products in the selling, general and administrative line on the income statement. These amounts were $18.6 million, $16.9 million and $15.9 million for the three years ended December 31, 2002, 2001 and 2000, respectively.

Government grants for research and development
Under US GAAP, government grants for research and development would be presented as part of product sales and would not be netted against research and development expense. Had these amounts been accounted for under US GAAP, total product sales would be increased by $0.2 million in 2002, $0.2 million in 2001 and $0.2 million in 2000, with an equal increase in research and development costs.

Foreign currency translation
The company has accounted for operations in highly inflationary economies in accordance with IAS 21 (revised 1993), "The Effect of Changes in Foreign Exchange Rates", and IAS 29, "Financial Reporting in Hyperinflationary Economies". The accounting under IAS 21 and IAS 29 complies with the rules as promulgated by the US Securities and Exchange Commission and is different from that required by US GAAP. As such, no reconciling adjustment has been included for this difference between IFRS and US GAAP.

Shares issued and outstanding
Regulation S-X, Rule 5-02.30, would require the number of shares issued or outstanding, for each class of shares, to be disclosed on the face of the balance sheet. The company discloses this information in note 23 to the financial statements.

34. Significant differences between IFRS and US GAAP (continued)
Additional US GAAP information (continued)
Comprehensive income
SFAS No. 130, "Reporting Comprehensive Income", established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income on all changes in equity during a period that arises from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available-for-sale. The additional disclosures required under US GAAP are as follows:

	Year ended December 31		
	2002 US$000	2001 US$000	2000 US$000
Net income under US GAAP	**280,176**	291,470	304,389
Other comprehensive income:			
Pension minimum liability adjustment (net of taxes of $289)	**(2,597)**	–	–
Foreign currency translation adjustment	**108,668**	(23,579)	3,878
Unrealized market value adjustment on securities available-for-sale (net of taxes of $2,147, $5,380 and, $5,834, respectively)	**(19,673)**	(10,284)	(16,215)
Reclassification adjustment:			
Net realized gain on sale of securities	**–**	–	(11,925)
Write-down of available-for-sale securities	**17,789**	22,326	–
Comprehensive income under US GAAP	**384,363**	279,933	280,127

Effect of new accounting pronouncements
IFRS

IAS 41, "Agriculture," prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. This standard becomes effective for financial statements covering periods beginning on or after January 1, 2003. Adoption of this standard will not have an impact on the company's financial statements.

US GAAP

SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002", will become effective for periods beginning on or after January 1, 2003. The new standard is not expected to have any material impact on the reconciliation. SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", will become effective for exit or disposal activities initiated after December 31, 2002 and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and not at the date of an entity's commitment to an exit plan. The adoption of this standard is not expected to have a material effect on the reconciliation. FASB interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", was issued in November 2002. In accordance with this interpretation, all guarantees entered into after December 31, 2002 are required to be recognized as a liability at fair value. The disclosure provisions have been adopted as of December 31, 2002. The adoption of this standard is not expected to have a material effect on the reconciliation.

35. Subsequent events
The primary financial statements were approved by the Board of Directors on January 31, 2003. On March 14, 2003, the full consolidated financial statements were approved by the Board of Directors for presentation to the general meeting of Shareholders. The proposed dividends are detailed in note 24.

Report of the statutory auditors

To the General Meeting of Serono S.A. Coinsins (Vaud), Switzerland

As statutory auditors, we have audited the accounting records and financial statements (balance sheet, income statement and notes) of Serono S.A. for the year ended December 31, 2002.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's article of incorporation.

We recommend that the financial statements submitted to you be approved.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers S.A.

M. Aked H-J. Hofer

Geneva, March 14, 2003

Holding company income statements

	Notes	Year ended December 31 2002 CHF000	2001 CHF000
Income			
Dividend income		**317,063**	290,145
Interest income		**3,612**	5,935
Total income		**320,675**	296,080
Expenses			
General and administrative	2	**2,669**	3,781
Amortization		**11,505**	11,529
Write-down on investments		**6,429**	8,877
Loss on sale of subsidiary		**19,132**	–
Financial and other expenses		**2,649**	4,500
Net exchange loss	3	**12,651**	901
Taxes	4	**3,119**	2,991
Total expenses		**58,154**	32,579
Net income for the year		**262,521**	263,501

Holding company balance sheets

	Notes	As of December 31 2002 CHF000	2001 CHF000
Assets			
Current assets			
Cash		**1,057**	360
Time deposits		–	77,879
Receivables from affiliates		**9,220**	149
Receivables and prepaid expenses		**506**	627
Total current assets		**10,783**	79,015
Long-term assets			
Investments in non-group companies		**27,801**	32,013
Investments in and advances to affiliates	5	**3,153,653**	2,892,221
Other non-current assets	6	**24,043**	35,226
Total long-term assets		**3,205,497**	2,959,460
Total assets		**3,216,280**	3,038,475
Liabilities			
Current liabilities			
Accounts payable		**2**	42
Accounts payable to affiliates		**4,200**	–
Accrued liabilities	7	**3,669**	26,483
Advances from Affiliates		**72,776**	62,224
Taxes payable	4	**2,324**	546
Total current liabilities		**82,971**	89,295
Shareholders' equity			
Share capital	9	**402,277**	401,810
General legal reserve	12	**1,738,029**	1,716,404
Reserve for treasury shares	12	**189,355**	14,906
Available earnings	12	**803,648**	816,060
Total shareholders' equity		**3,133,309**	2,949,180
Total liabilities and shareholders' equity		**3,216,280**	3,038,475

Notes to the holding company financial statements

1. General
Serono is a leading global biotechnology company with executive headquarters in Geneva, Switzerland. The bearer shares of Serono S.A., the holding company of the group, incorporated in Coinsins (Vaud), Switzerland, are listed on the Swiss stock exchange and, in the form of American depositary shares, on the New York Stock Exchange. These financial statements have been prepared in accordance with the provisions of the Swiss Code of Obligations.

2. General and administrative
Included within general and administrative expenses are personnel costs related to the Employee Share Purchase Plan ("the Plan"). Details related to the plan are set out in note 26 to the consolidated financial statements.

3. Conversion of foreign currencies
Assets and liabilities denominated in a foreign currency are translated into Swiss francs at year-end exchange rates, except investments in non-group companies and investments in affiliates, which are converted at historical rates. Income and expense items are translated at average exchange rates prevailing during the year. Net unrealized exchange gains, if any, are deferred on the balance sheet, while exchange losses, whether realized or not, are included in determining net income.

4. Taxes
Provision is made for all taxes due on the company's taxable income and capital.

5. Investment in and advances to affiliates

	As of December 31	
	2002 CHF000	2001 CHF000
Investments	**2,995,523**	2,727,903
Advances to affiliates	**158,130**	164,318
Total as of December 31	**3,153,653**	2,892,221

Serono S.A.'s investments in its affiliates are stated at cost. The details related to the principal operating companies of Serono S.A. are set out in note 33 to the consolidated financial statements.

6. Other non-current assets
Other non-current assets consist mainly of the capitalized costs related to the company's global offering of 1,070,670 bearer shares in July 2000, and are being amortized over five years

7. Accrued liabilities
As of December 31, 2001, this balance includes the obligation of the company to employees under the Employee Share Purchase Plan. The details to this plan are set out in note 26 to the consolidated financial statements.
As of December 31, 2002, this obligation is reflected at the affiliate level.

8. Contingent liabilities

	As of December 31	
	2002 CHF000	2001 CHF000
Bank guarantees in respect of affiliates' borrowing facilities – total facility amount utilized 2002 CHF76.5 million (2001: CHF161.9 million)	**240,082**	364,979

9. Share capital
The details related to the capital structure of Serono S.A. are set out in note 23 to the consolidated financial statements.

At December 31, 2002, treasury shares of a total value of CHF189.4 million were held by one of Serono S.A.'s subsidiaries. Treasury share purchases during the year 2002 totaled CHF174.7 million with an average purchase price of CHF766. No shares were sold and 200 treasury shares were granted to employees during the year (2001: 1,200) for compensation expense in the amount of CHF0.3 million (2001: CHF1.7 million).

The 239,412 treasury shares held at December 31, 2002 are non-dividend bearing.

10. Stock option plan
The details related to the stock option plan of Serono S.A. are set out in note 25 to the consolidated financial statements.

11. Principal shareholder
The details related to the principal shareholder of Serono S.A. are set out in note 29 to the consolidated financial statements.

12. Retained earnings and legal reserves

	2002 CHF000	2001 CHF000
As of January 1	**816,060**	663,850
Transfer to reserve for treasury shares	**(174,449)**	(14,906)
Appropriation of retained earnings resolved by General Meeting:		
Dividends	**(100,484)**	(96,385)
Net income for the year	**262,521**	263,501
As of December 31	**803,648**	816,060

The movements in the legal reserves are as follow:

	Agio (share premium) CHF000	General reserve CHF000	Total general legal reserve CHF000	Reserve for treasury shares CHF000
As of January 1, 2002	1,684,604	31,800	1,716,404	14,906
Transfer for treasury shares	–	–	–	174,449
Stock options exercised during 2002	2,167	–	2,167	–
Shares issued under the Employee Share Purchase Plan	19,458	–	19,458	–
As of December 31, 2002	**1,706,229**	**31,800**	**1,738,029**	**189,355**

Holding company proposed appropriation of the available earnings

	As of December 31	
	2002 CHF	2001 CHF
Proposal of the Board of Directors:		
Available earnings	803,647,842	816,060,475
Cash dividends:		
Registered shares: CHF2.80 (CHF2.50) per share	30,836,512	27,532,600
Bearer shares: CHF7.00 (CHF6.25) per share	80,147,193	72,951,881
Total cash dividends	110,983,705	100,484,481
Retained earnings to carry forward	692,664,137	715,575,994

The details related to the proposed cash dividends are based on the share capital as at December 31, 2002. Shares issued following the exercise of stock options up to the dividend payment date are entitled to receive the 2002 dividend. Further details of the dividends are set out in note 24 to the consolidated financial statements.

Investor information

Share price

On December 31, 2002, our closing share price was CHF741 and the market capitalization of Serono S.A. was CHF11,746 million.
On December 31, 2001, our closing share price was CHF1,449 and the market capitalization of Serono S.A. was CHF23,272 million.
During 2002, the highest and lowest intra-day share prices were CHF1,537 and CHF605, respectively.

Listing

The bearer shares of Serono S.A. ("SEO"), or its predecessor Ares-Serono S.A., were listed on the SWX Swiss Exchange in August 1987 and are now traded on virt-X.
CINS: H32560106, ISIN: CH0010751920, Reuters: SEOZ.VX, Bloomberg: SEO VX.

The American Depositary Shares of Serono S.A. ("SRA") were listed on the New York Stock Exchange on July 27, 2000.
CUSIP: 81752M101, ISIN: US81752M1018, Reuters: SRA.N, Bloomberg: SRA US.

Share capital

Issued and fully paid share capital

	As of December 31, 2002				
Class of shares	Number of shares	% vote*	Nominal value (CHF)	Share capital (CHF000)	% share capital
Issued and fully paid share capital					
Registered	11,013,040	49.0%	CHF10	110,130	27.3%
Bearer	11,685,856	51.0%	CHF25	292,147	72.7%
Total		**100.0%**		**402,277**	**100.0%**

* Based on number of shares not including treasury shares.

Voting and dividend rights

Each Serono S.A. share (registered or bearer) gives the holder a right to one vote. Both registered and bearer shares are entitled to dividend distributions. Forty ADSs represent one bearer share. Holders of ADSs may vote and receive dividends in proportion to the number of bearer shares represented by the ADSs they hold. Holders of ADSs may exercise their voting rights by appointing the Bank of New York as their proxy.

Principal shareholder

At December 31, 2002, Bertarelli & Cie, a partnership limited by shares with its principal offices at Chéserex (Vaud), Switzerland, held 52.38% of the capital and 61.52% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 7.13% of the capital and 9.91% of the voting rights of Serono S.A.

Registered shares may not be transferred without approval by the Board of Directors. For more information on the share capital structure, please refer to note 23 to the consolidated financial statements. The total average numbers of equivalent bearer shares used for EPS calculations in 2002 and 2001 are 15,985,827 and 16,063,324, respectively.

Earnings and declared dividend per share

	Year ended December 31				
	2002	2001	2000	1999	1998
Earnings per equivalent bearer share (CHF)	**31.06**	33.59	32.97	18.51	7.13
Earnings per equivalent bearer share (US$)	**20.07**	19.72	19.50	12.23	4.92
Declared dividend per bearer share (CHF)	**7.00***	6.25	6.00	2.00	2.00
Declared dividend per bearer share (US$)	**4.52**	3.69	3.55	1.32	1.38
Pay-out ratio	**22.5%**	18.8%	18.2%**	10.8%	27.1%

All per share amounts have been restated to reflect the free share dividend distributed effective May 26, 2000 for all periods presented.

* Proposal to the annual shareholders' meeting.

** The pay-out ratio does not include the free share dividend for 1999.

"Serono has a long term commitment to good corporate governance We believe that we have the responsibility to conduct ourselves in accordance with the highest ethical standards in dealing with our customers, shareholders, employees and the communities in which we live."

Corporate governance

Serono has a long-term commitment to good corporate governance. We believe that we have the responsibility to conduct ourselves in accordance with the highest ethical standards when dealing with our customers, shareholders, employees and the communities in which we live.

Our principles and rules on corporate governance are outlined in our Articles of Association, the Rules of Organization of our Board of Directors and the Charters of the Board of Directors' Audit and Compensation Committees.

This report conforms with the new Directive on Information relating to Corporate Governance issued by the SWX Swiss Exchange, in effect since July 1, 2002.

Group structure and shareholders

Group structure

Serono S.A., a holding company organized under Swiss law with registered offices in Coinsins (Vaud), Switzerland, controls directly or indirectly all members of the Serono group of companies worldwide. The Serono group's headquarters are located in Geneva, Switzerland.

Serono maintains research and development facilities located in Switzerland (Geneva), the United States (Boston area), France (Evry), and Italy (Rome and Turin). Its principal manufacturing facilities are located in Switzerland (Aubonne and Corsier-sur-Vevey), Italy (Bari), Spain (Tres Cantos) and Israel (Ness-Ziona). Serono operates business units worldwide, including in North and South America, Western and Eastern Europe, the Middle East, North Africa, South East Asia and Australia.

Information on Serono's revenues, expenses, assets and liabilities by region is summarized under note 2 to the group consolidated financial statements.

The Serono group comprises two listed companies: Serono S.A. and Genset S.A. Serono S.A. is listed on the Swiss and New York Stock Exchanges (virt-X: SEO, Code ISIN: CH0010751920 and NYSE: SRA, Code ISIN: US81752M1018). Serono S.A.'s market capitalization at December 31, 2002 was CHF11,746,080,060. Serono acquired Genset S.A., with registered offices in Route Nationale 7, 91030 Evry Cedex, through a tender offer conducted in the second half of 2002. As a result, Serono held at December 31, 2002 92.4% of Genset S.A. Genset S.A. is listed on the Nouveau Marché d'Euronext Paris SA (GST, Code Sicovam: 005433, Code ISIN: FR0004036408). Genset S.A.'s market capitalization at December 31, 2002 was Euro 67,093,652.

Serono's principal operating companies (all of which are non-listed companies, with the exception of Genset S.A.), their country of incorporation, share capital and percentage of shares held by Serono are listed under note 33 to the group consolidated financial statements.

Principal shareholders

Principal Serono S.A. shareholders are (i) Bertarelli & Cie, a partnership limited by shares, which holds 52.38% of the capital and 61.52% of the voting rights and (ii) Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth, who own in aggregate 7.13% of the capital and 9.91% of the voting rights. Ernesto Bertarelli, who is Serono's Chief Executive Officer, Vice-Chairman and Managing Director, controls Bertarelli & Cie.

There has been no event during 2002 that has led to any disclosure obligation for significant shareholders of Serono S.A. in the Swiss Official Commercial Gazette, whether under article 20 of the Swiss Federal Act on Stock Exchange and Securities Trading ("SESTA") or any other legal provision.

Cross-shareholdings

There are no cross-shareholdings relating to Serono S.A. that exceed 5% of the shareholdings or voting rights on both sides.

Capital structure

Issued and fully paid capital

The issued and fully paid-in share capital of Serono S.A., as at December 31, 2002, was CHF402,276,800, divided into 11,013,040 registered shares of CHF10 nominal value each and 11,685,856 bearer shares of CHF25 nominal value each, including 239,412 treasury shares held, which were purchased on the open market by a group company, partly pursuant to a share buy back program announced by the company on July 15, 2002.

Authorized capital

The authorized share capital of Serono S.A., as at December 31, 2002, amounted to CHF35,000,000, divided into 1,400,000 bearer shares of CHF25 nominal value each. The Board of Directors may proceed to increase the share capital, which is subject to preferential subscription rights by May 21, 2004, either all at once or in installments. The preferential subscription rights, which have been granted but not exercised, are at the disposal of the Board of Directors, which may use them in the interest of the company. The Board of Directors is authorized to withdraw the preferential subscription right of shareholders in favor of a bank or another institution selected by the Board of Directors which shall purchase the shares on a firm basis, if the bank or institution that firmly purchases the shares undertakes to offer the subscription of the newly issued shares to the shareholders in proportion to their current participation. The issue price of the shares, the manner in which they are paid up and the date from which the new shares will give rights to dividends, as well as the conditions for the exercise of the preferential subscription rights, shall be determined by the Board of Directors.

Conditional capital

The conditional share capital of Serono S.A., as at December 31, 2002, amounted to CHF13,274,150, divided into 530,966 bearer shares of CHF25 nominal value each, of which a) 152,000 bearer shares may be used by Serono S.A. or its affiliates for bonds with warrants and/or convertible bonds and b) 378,966 bearer shares are reserved for stock option plans.

a) Conditional capital for option and/or convertible loans

The share capital of the company may be increased by a maximum of CHF3,800,000 through the issuance of 152,000 bearer shares with a par value of CHF25 each, to be fully paid up by the exercise of the option and/or conversion rights granted in connection with loans issued by companies of the Serono group. The authorization period to carry out such an increase in capital is unlimited in time. The Board of Directors shall determine the amount and conditions of the loans, together with the procedures and conditions for the exercise of option and/or conversion rights and the issue price. The new shares may be purchased or acquired by holders of convertible bonds or option rights arising from option bonds. The Board of Directors may resort to the issuance of loans to be subscribed by a consortium, with a subsequent public offering, subject to the provisions indicated below. The Board of Directors shall determine the procedures for the exercise of preferential subscription rights. Preferential subscription rights, which are not exercised, shall revert to the company. The Board of Directors may offer them at market rates or allow them to expire. The Board of Directors may remove the shareholders' preferential subscription right if loans are issued to finance the acquisition of shareholdings or other rights in companies or with a view to financing research and development projects. Should the Board of Directors remove the shareholders' preferential subscription right, the following conditions shall apply:

- Conversion rights may be exercised for a maximum period of 15 years and option rights for a period of seven years from the date of issue of the related loan;

- Convertible loans and/or loans with options shall be issued subject to normal market conditions (including the normal market conditions relating to protection against dilution for the holders of option and/or conversion rights); and
- Conversion and/or option prices shall correspond at least to the average rate quoted on the Swiss stock exchange for the shares of the company during the five days preceding the determination of the definitive issue conditions for the convertible loan or loan with options in question.

b) Conditional capital for a stock option plan

As at December 31, 2002, the share capital of the company could be increased by a maximum of CHF9,474,150, namely 378,966 bearer shares, each with a par value of CHF25, fully paid up, through the exercise of option rights which the Board of Directors has granted and may grant in the future to employees of companies of the Serono group and to the directors of the company. Serono's conditional capital was created in 1997 and subsequently increased on May 16, 2000. Of the 410,000 bearer shares reserved for a stock option plan, 378,966 remained as at December 31, 2002, following the exercise of 16,523 options under the Stock Option Plan and the issuance of 14,511 option shares under the Employee Share Purchase Plan since the conditional share capital increase. The authorization period to carry out such an increase in capital is unlimited in time. The subscription right of shareholders has been removed for these new shares. The Board of Directors has laid down and may lay down in the future regulations specifying the conditions and procedures for the granting and exercise of the options. The shares may be subscribed at a price lower than the current stock market price of the shares.

Changes of capital in the last three financial years

At the Annual General Meeting of May 16, 2000, the shareholders of Serono S.A. approved an ordinary increase in the share capital from CHF187,367,100 to CHF374,734,200. They further approved the split of all shares in the company in the ratio of 1:2 as well as the cancellation of the existing authorized capital and the creation of a new authorized capital allowing the Board of Directors to increase, by May 15, 2002, the share capital by a maximum of CHF35,000,000 through the issuance of a maximum of 1,400,000 bearer shares with a par value of CHF25 each. The shareholders also approved the increase of the maximum amount of conditional capital for a stock option plan for the personnel of the company and group companies by a maximum of CHF10,250,000 through the issuance of a maximum of 410,000 bearer shares of CHF25 par value each.

In July 2000, there was an authorized increase of the issued and fully paid-in share capital of Serono S.A. from CHF374,734,200 to CHF401,500,950 as a result of the company's global offering of 1,070,670 bearer shares with a par value of CHF25 each, which were also offered in the form of American depositary shares, in connection with the listing of Serono S.A. on the New York Stock Exchange.

At the Annual General Meeting of May 22, 2002, the shareholders of Serono S.A. approved the renewal and the increase, for a period of two years, i.e., until May 21, 2004, of the authorized share capital by a maximum of CHF35,000,000 through the issuance of a maximum of 1,400,000 bearer shares with a nominal value of CHF25 each, fully paid up.

Serono S.A. registers at least once a year with the Commercial Registry the new shares issued following the exercise of options under its stock option plans (in accordance with the procedure set forth in article 653h of the Swiss Code of Obligations).

Shares, participation certificates and bonus certificates

As mentioned above, Serono S.A.'s issued and fully paid-in share capital is divided into registered shares with CHF10 nominal value each and bearer shares with CHF25 nominal value each. The company's bearer shares have been traded on the virt-X pan-European Exchange since June 2001 and were previously traded on the SWX Swiss Exchange and predecessor Swiss exchanges since 1987. The company's bearer shares have also been traded in the form of American depositary shares, each of which represents one fortieth of a bearer share, on the New York Stock Exchange since July 27, 2000.

Each of Serono S.A.'s bearer shares and registered shares entitles its holder to one vote. Since the nominal value of the bearer shares is 2.5 times greater than the nominal value of the registered shares, the registered shares effectively have super voting rights.

Serono S.A.'s bearer shares and registered shares participate in dividends in proportion to their nominal value. Accordingly, the dividends per share on the bearer shares are 2.5 times the dividends per share on the registered shares.

Serono S.A. has not issued any participation or bonus certificates.

Limitations on transferability and nominee registrations

The transfer of Serono S.A. bearer shares is affected by a corresponding entry in the books of a bank or depositary institution that holds the definitive certificates representing the bearer shares in custody or by transfer of possession of the certificate representing the bearer share.

The transfer of Serono S.A. registered shares is subject to approval by the Board of Directors or the Executive Committee of the Board of Directors. The Board of Directors will not approve the transfer if the prospective acquirer of the registered shares does not certify that the registered shares will be acquired in its own name and for its own account. The Board of Directors may retroactively cancel any transfer of registered shares that it approved in reliance on a false certification by the potential acquirer of the registered shares that the shares would be acquired in its own name and for its own account. The Board of Directors may refuse to approve a transfer if it identifies adequate grounds for such refusal, in particular if it concludes that the economic independence of the company may be threatened by the prospective transfer, or that the prospective acquirer of the registered shares is one of the company's competitors or a competitor of a company in which Serono holds a participating interest. The Board of Directors also may refuse to approve the transfer by offering to purchase the registered shares for the company's account, for the accounts of other shareholders or for the accounts of third parties. If the Board of Directors offers to purchase the registered shares for the accounts of other shareholders, the principle of equal treatment of all holders of registered shares shall be followed.

If the registered shares are transferred by succession, the name of the acquirer will automatically be included in the share register unless there are adequate grounds for refusal, as described above. If such a transfer of registered shares by succession is refused, the Board of Directors will offer to purchase the shares for the company's own account, for the accounts of other shareholders or for the accounts of third parties. If the Board of Directors offers to purchase the registered shares for the accounts of other shareholders, the principle of equal treatment of all holders of registered shares shall be followed. A holder of registered shares must have the approval of the Board of Directors or the Executive Committee of the Board of Directors in order to use such shares as a pledge, guarantee or security. A resolution of a qualified majority of at least two-thirds of the number of shares represented and an absolute majority of the nominal value of shares represented at a general meeting of shareholders is required to amend these restrictions on the transfer of registered shares.

Convertible bonds and options

Serono S.A. does not have any outstanding convertible bonds. For details concerning options granted to the Board of Directors and the Executive Management Board members, please see notes 25 and 31 to the group consolidated financial statements as well as the section on compensation further below.

Board of Directors

Members of the Board of Directors

The current members of the Serono S.A. Board of Directors are:

Name	Age[1]	Position	Director since	Term expires
Georges Muller	63	Chairman	1992	2003
Ernesto Bertarelli	37	Vice-Chairman and Managing Director	1991	2003
Jacques Theurillat	44	Director	2000	2003
Pierre E. Douaze	62	Director	1998	2003
Bernard Mach	70	Director	1997	2003
Sergio Marchionne	50	Director	2000	2003
Hans Thierstein	71	Director	1987	2003

1 As of March 31, 2003.

Georges Muller has been the Chairman of the Serono S.A. Board of Directors since 1999. He has practiced law with the firm of Bourgeois, Muller, Pidoux & Partners in Lausanne, Switzerland for the past 25 years. He retired as professor of commercial law at the University of Lausanne School of Law in June 2000 and currently holds the title of Honorary Professor. He is Chairman of the Board of Directors of Société Générale de Surveillance, Chairman of the Board of Directors of "La Suisse" Assurances and Vice-Chairman of Bertarelli & Cie. He is a director of Banque du Gothard; Rentenanstalt-Swiss Life and Schindler Aufzüge AG. He participates on the boards of various foundations and associations, namely CVCI; Fondation pour la creation d'un musée des Beaux Arts, Lausanne (Chairman); ISREC; Institut Suisse de Recherche Expérimentale sur le Cancer (Chairman); Pro CICR; and World Arts Forum. He has worked at the Federal Tax Administration, Division of International Tax Law, in Berne, Switzerland. Mr. Muller received a PhD in law and a degree in business administration (HEC) at the University of Lausanne. He also has received an LLM from Harvard University. Mr. Muller is a Swiss national and resident.

Ernesto Bertarelli is Serono's Chief Executive Officer. He is also Vice-Chairman and the Managing Director of the Serono S.A. Board of Directors. Prior to his appointment as Chief Executive Officer in January 1996, Mr. Bertarelli served for five years as Deputy Chief Executive Officer and Vice-Chairman of the Board, where he was responsible for finance and operations. Mr. Bertarelli began his career with Serono in 1985, since which time he has held several positions of increasing responsibility in sales and marketing. Mr. Bertarelli is the Chairman of Bertarelli & Cie and a director of UBS AG, PHRMA, BIO, Interpharma and the Bertarelli Foundation. Ernesto Bertarelli is the Vice-President of EBE (Emerging Biopharmaceutical Enterprises, an EFPIA specialized group). He is also a member of the Harvard Medical School Biological Chemistry and Molecular Pharmacology Advisory Council. He received a Bachelor of Science degree from Babson College in Boston, Massachusetts, and an MBA from Harvard Business School. Mr. Bertarelli is a Swiss national and resident.

Jacques Theurillat has been Serono's Deputy Chief Executive Officer since May 2002 and has been a Serono S.A. director since May 2000. Mr. Theurillat also serves as Serono's President of European and International Sales & Marketing and previously served as Serono's Chief Financial Officer from 1996 until October 2002. Prior to that, Mr. Theurillat was Managing Director of Serono operations in Italy. He began his career with Serono in 1987. He has held several positions of increasing responsibility relating to tax and financial planning. Mr. Theurillat is a director of 21 Invest Partners S.A. Mr. Theurillat has law degrees from Madrid University and Geneva University and holds a Swiss Federal Diploma (Tax Expert). He also received an MBA from the Madrid School of Finance. Mr. Theurillat is a Swiss national and a resident of France.

Pierre E. Douaze has been a Serono S.A. director since 1998. Until 1998, he was a member of the Executive Committee and former Chief Executive Officer of the healthcare division of Novartis, the company that resulted from the merger of Sandoz and Ciba Geigy. Before that merger in 1997, Mr. Douaze worked at Ciba Geigy, where he served in various capacities beginning in 1970. In 1991, he became a member of Ciba Geigy's executive committee, with responsibility for healthcare. He currently serves as a board member of the Galenica Group, Switzerland and Chiron Corporation. Mr. Douaze received a Master of Science from Federal Polytechnical School and an MBA from INSEAD Fontainebleau. Mr. Douaze is a French national and a resident of Switzerland.

Bernard Mach has been a Serono S.A. director since 1997. He retired from the University of Geneva Medical School in 1998. Until then, Dr. Mach was Chairman of the Department of genetics and microbiology and of the graduate program in molecular and cell biology, and he was the Louis Jeantet Professor of Molecular Genetics. Dr. Mach is a former member of the Swiss Science Council, the scientific advisory board to the Swiss government, and a former president of the Union of Swiss Societies for Experimental Biology. He is also a founder and former board and SAB member of Biogen, founder and chairman of the scientific board of Lombard Odier Immunology Fund, and founder and chairman of NovImmune S.A. Dr. Mach is the Vice-Chairman of Lonza Group AG. Dr. Mach received an MD degree (Geneva), a PhD degree (Rockefeller University, NY) and did his internship and residency at the MGH Harvard Medical School. Dr. Mach is a member of the French Academy of Science. He is a Swiss national and resident.

Sergio Marchionne has been a Serono S.A. director since May 2000. Since February 2002, Mr. Marchionne has served as Chief Executive Officer and a member of the Board of Directors of Société Générale de Surveillance. From October 2000 until February 2002, Mr. Marchionne served as Chief Executive Officer of Lonza group, which was spun-off from Alusuisse-Lonza in October 2000. Mr. Marchionne still serves as Chairman of the Lonza Group. Prior to that he worked at Alussuisse-Lonza Group in various capacities, including Chief Financial Officer, and from 1997 as Chief Executive Officer. Mr. Marchionne received an LLB from Osgoode Hall Law School in Toronto, Canada and an MBA from the University of Windsor, Canada. He is a barrister and solicitor and a Chartered Accountant. Mr. Marchionne is a Canadian national and a resident of Switzerland.

Hans Thierstein was the Chairman of the Serono S.A. Board of Directors from 1992 until 1999 and has been a director since 1987. He served as Chief Financial Officer of Serono from 1980 until 1996. Before joining Serono, Mr. Thierstein was associated with ICN Pharmaceuticals from 1971 to 1980 where he served as treasurer and controller Europe, as vice-president and corporate controller in the United States, as general manager of the Swiss and Italian operation, and as vice-president of corporate development Europe. Prior to that, he was treasurer and area financial manager and a director of Chesebrough-Pond's, Europe for nine years. In addition, his professional experience includes five years in public accounting, of which four years was with PriceWaterhouse Zurich. From 1996 to 2000, Mr. Thierstein served as a member of the board of the Swiss Society of Chemical Industries. Mr. Thierstein is a director of Temtrade S.A. Mr. Thierstein is a Swiss national and resident.

Directors are elected each year at the company's Annual General Meeting and serve until the following Annual General Meeting, which must be held within six months after the end of each financial year. They are appointed for a one-year term and are indefinitely re-eligible. No non-executive director has any material dealings with Serono. No director sits on the Board of Directors of other listed companies with which Serono conducts a material amount of business.

Primary functions of the Board of Directors and work methods
The Board of Directors has the authority to manage the company on all matters, which are not delegated by the law, the by-laws of the company or the Board of Directors' rules of organization to another organ of the company, including the shareholders. The Board of Directors as a whole takes decisions, based upon recommendations of the Audit and Compensation Committees where appropriate. Before each Board meeting, members of the Board are asked whether they want to add any item to the agenda. Each agenda contains a "miscellaneous section" allowing each Board member, at the end of any Board meeting, to address any topic.

In particular the Board of Directors:

- Has authority for the fundamental management of the company;
- Is responsible for the control of the persons entrusted with the management of the company;
- Is responsible for the strategic direction of the company;
- Defines the organization of the company;
- Adopts, modifies or cancels the rules and regulations of the company relating to the management of the company;
- Approves the financial plan for the company;
- Appoints and dismisses the persons entrusted with the management and representation of the company;
- Approves the annual report, the financial statements, the consolidated financial statements and the proposal to the shareholders for the appropriation of available earnings;
- Approves the agenda for the shareholders' meeting and convenes such meeting; and
- Informs the judge in case of insolvency of the company.

The Board of Directors has appointed a Managing Director and Chief Executive Officer, who is entrusted with the day-to-day, operational management of the company.

The Board of Directors acknowledges the value and the significance of being fully informed on substantial operations and business of the company. In order to thoroughly understand such matters, the Board of Directors is in the first place informed through the Managing Director and Chief Executive Officer, who also regularly and openly communicates with the Chairman throughout the year outside Board meetings. The Board of Directors also consults the Board Committees and invites, either upon the initiative of the Managing Director and Chief Executive Officer or at the request of a Board member, senior managers to participate in the Board meetings and present the current major matters of their business area. This comprehensive information is necessary to allow the Board of Directors to make proper decisions. The Board of Directors meets at least four times a year, more if required.

Board of Directors' control instruments over the management of the company
The control of the Board of Directors over the management of the company is exerted through its Committees: the Executive Committee of the Board, the Audit Committee and the Compensation Committee.

Board Committees and work methods

Executive Committee of the Board
The Executive Committee of the Board (not to be mistaken for the Executive Management Board referred to further below) consists of Georges Muller, Ernesto Bertarelli and Jacques Theurillat.

The Executive Committee of the Board:

- Reviews before their submission to the Board of Directors the annual report, the financial statements, the consolidated financial statements and the proposal to the shareholders regarding the appropriation of available earnings;
- Resolves certain matters in connection with the holding of the general meetings of shareholders;
- Reviews certain matters to be submitted to the Board of Directors and discusses certain issues of general interest to the group; and
- Approves the transfer of Serono S.A. registered shares.

The Executive Committee of the Board is convened by the Chairman or by the Managing Director and Chief Executive Officer as often as required by the business of the company. The Executive Committee of the Board may invite to its meetings collaborators of the company or consultants, if required.

Audit Committee
In 2001, the Board of Directors established an Audit Committee consisting of Sergio Marchionne (Chairman), Pierre Douaze and Hans Thierstein, all non-executive directors. These directors have sufficient financial and compliance experience and ability to enable them to discharge their responsibilities as members of the Audit Committee.

In discharging its oversight role, the Audit Committee is empowered to investigate any matter relating to the company's accounting, auditing, internal control, or financial reporting practices brought to its attention, with full access to all of the company's books, records, facilities and personnel.

The Audit Committee has the following responsibilities:

- Review with the selected independent auditors for the company, the scope of the prospective audit, the estimated fees thereof and such other matters pertaining to such audit as the Committee may deem appropriate and receive copies of the annual comments from the independent auditors on accounting procedures and systems of control (Management Letter);
- Assure that the independence of the independent auditors is maintained;
- Review with the independent auditors any questions, comments or suggestions they may have regarding the internal control, accounting practices and procedures of the company and its subsidiaries;
- Review and oversee the internal audit activities, including discussing with management and the internal auditors the internal audit function's organization, objectivity, responsibilities, plans, results, budgets and staffing;
- Discuss with management, the internal auditors and the independent auditors the quality and adequacy of the compliance with the company's internal controls;

- Receive summaries of the audit reports issued by the internal audit department;
- Review with management and the independent auditors the annual audited financial statements of the company and the quarterly financial statements and any material changes in the accounting principles or practices used in preparing the statements prior to publication and the filing of reports with the Swiss Stock Exchange and the filing of the report on Form 20-F with the US Securities and Exchange Commission;
- Discuss with management and the company's General Counsel any legal matters (including the status of pending litigation) that may have a material impact on the company's financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact the company's contingent liabilities and risks;
- Make or cause to be made, from time to time, such other examinations or reviews as the Committee may deem advisable with respect to the adequacy of the systems of internal control and accounting practices of the company and its subsidiaries and with respect to accounting trends and developments and take such action with respect thereto as may be deemed appropriate;
- Subject to approval by the shareholders, recommend annually the public accounting firm to be the independent auditors for the company, for approval by the Board of Directors; and
- Set the compensation of the independent auditors and approve all non-audit related engagements performed by the independent auditors.

The Audit Committee maintains free and open communication with the independent auditors, the internal auditors and the company's management. Its Chairman is responsible for the leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas and making regular reports to the Board of Directors. The Audit Committee meets at least four times a year or more, if required.

Compensation Committee
In 2001, the Board of Directors also established a Compensation Committee, which consisted as of December 31, 2002, of Georges Muller, Pierre Douaze and Sergio Marchionne, all non-executive directors.

The Compensation Committee ensures that senior executives of the company are compensated in a manner consistent with the stated compensation strategy of the company, internal equity considerations, competitive practice, and applicable legal requirements.

The Compensation Committee submits to the Board of Directors for approval the principles to be applied for the remuneration of the members of the Board of Directors and of the company's executives.

The Compensation Committee reviews as often as necessary, but no less than one time per year, the compensation plans for the company's executives to ensure that such plans are designed to effectively attract, retain and reward the company's executives, to motivate their performance in the achievement of the company's business objectives and to align their interest with the long-term interest of the shareholders. In particular, the Compensation Committee ensures that:

- The company's annual incentives plans for executives are properly administered as to participation in these plans, alignment of awards with the company's financial goals, actual awards paid to executive officers and total funds reserved for payments under these plans; and
- The company's long-term plans for executives are properly administered as to participation in these plans, alignment of awards to the achievement of the company's long-term goals, key personnel retention objectives and shareholders' decisions concerning the use of capital for management incentive plans.

The Compensation Committee reviews annually and determines the individual elements of the compensation of the Chief Executive Officer.

The Compensation Committee reviews annually the individual elements of the compensation of the senior officers of the company who report to the Chief Executive Officer, ensuring that the objectives defined in the Compensation Committee Charter are met.

The Compensation Committee reviews and recommends to the Board of Directors for approval the remuneration of the members of the Board.

The Compensation Committee is also responsible to:

- Approve the company's Stock Option Plan and any modification thereof;
- Approve the number of options which are granted to the Chief Executive Officer; and
- Approve the global number of options that the Chief Executive Officer is authorized to distribute to senior management during the year.

In addition, the Compensation Committee makes a recommendation to the Board on all reports that the company is required to make to shareholders pursuant to legal or regulatory requirements in the area of executive compensation.

The Compensation Committee also makes a recommendation to the Board on all proposals for incentive plans, which require shareholders' approval, including proposals to create share capital for compensation plans.

The Compensation Committee reports to the Board on its activities at least once in each calendar year. Its Chairman is responsible to summon meetings, prepare the agenda and ensure that members of the Compensation Committee receive proper documentation prior to meetings. The Managing Director and Chief Executive Officer is invited to attend meetings of the Compensation Committee, except when discussions are held on his remuneration.

Executive Management Board

Members of the Executive Management Board
The current members of the Executive Management Board (not to be mistaken for the Executive Committee of the Board) are:

Name	Age[1]	Position
Ernesto Bertarelli	37	Chief Executive Officer
Jacques Theurillat	44	Deputy Chief Executive Officer, President of European and International Sales & Marketing
Roland Baumann[2]	57	Senior Executive Vice-President, Head of the CEO Office and Strategic Planning
Leon Bushara[2]	36	Senior Executive Vice-President, Business Development
Giampiero De Luca[2]	48	Chief Intellectual Property Counsel
Fereydoun Firouz[2]	39	President of Serono, Inc.
Nathalie Joannes[2]	42	General Counsel
Franck Latrille	46	Senior Executive Vice-President, Global Product Development
François Naef	40	Senior Executive Vice-President, Human Resources
Paola Ricci	44	Senior Executive Vice-President, Worldwide Regulatory Affaires
Allan L. Shaw	39	Chief Financial Officer
Timothy Wells[2]	41	Senior Executive Vice-President, Research

1 As of March 31, 2003.

2 Joined the Executive Management Board on March 25, 2003.

Roland Baumann is Serono's Senior Executive Vice-President, Head of the CEO Office and Strategic Planning. Prior to his appointment to this position in March 2003, he was Serono's Senior Vice-President, Head of Strategic Business Planning and Corporate Administration. Before his appointment to that position in March 2000, Mr. Baumann worked for Serono in positions of increasing responsibility related to finance, information systems, internal audit and strategic business planning since 1991. Before joining Serono, Mr. Baumann was a senior vice-president with La Suisse Assurance, where he was the head of process engineering and accounting and finance services. Mr. Baumann holds a degree in economics and business administration from the Ecole Supérieure pour l'Economie et l'Administration in Basel.

Leon Bushara is Serono's Senior Executive Vice-President, Business Development. Prior to his appointment to this position in March 2003, he served as Serono's Vice-President of Business Development. Before his appointment to that position in 1996, Mr. Bushara worked in positions of increasing responsibility in Serono's Business Development department since 1993. Prior to joining Serono, Mr. Bushara founded and managed a chain of cafés and restaurants in New York City from 1988 until 1993. Mr. Bushara holds a BA degree from Brown University.

Giampiero De Luca is Serono's Chief Intellectual Property Counsel. Prior to his appointment to this position in November 1999, Mr. De Luca worked for Serono in positions of increasing responsibility related to intellectual property and product development since 1988. Prior to joining Serono, Mr. De Luca worked as a patent examiner at the European Patent Office, where he focused on patents related to genetic engineering. Mr. De Luca holds a doctoral degree in industrial chemistry from the University of Milan and a diploma from the Institut Pasteur in general microbiology. He is a chartered European patent attorney.

Fereydoun Firouz is President of Serono, Inc., Serono's U.S. operating subsidiary. From 2001 until March 2003, he was Executive Vice-President, Reproductive Health, of Serono, Inc. Prior to his appointment to that position in 2001, Mr. Firouz worked in positions of increasing responsibility in Serono's sales and marketing operations since 1991 and in Serono's government affairs office in Washington, D.C. from 1989 to 1991. Mr. Firouz holds a BS degree from George Washington University.

Nathalie Joannes is Serono's General Counsel since May 2001. Prior to joining Serono, Ms. Joannes was assistant general counsel of Pharmacia Corporation and of one of its predecessor companies, Monsanto Company, from 1996 to 2001. From 1989 to 1996, she held positions of increasing responsibility in Monsanto's legal department. Ms. Joannes holds a law degree from the University of Liège and an LLM from the University of Pennsylvania.

Franck Latrille is Serono's Senior Executive Vice-President, Global Product Development. Prior to his appointment to this position in March 2003, Mr. Latrille was Serono's Senior Executive Vice-President, Manufacturing Operations and Process Development. Before that, he served for three years as Serono's General Manager, Italian manufacturing operations. From 1994 to 1997, he served as General Manager of Sorebio, which he co-founded in 1987. Mr. Latrille joined Serono in 1994, following the company's acquisition of Sorebio. Mr. Latrille holds a PhD degree in animal physiology and biochemistry and an MS degree from the University of Bordeaux.

François Naef is Serono's Senior Executive Vice-President, Human Resources. Prior to his appointment to this position in February 2001, Mr. Naef had served as Serono's General Counsel since November 1999 and had worked in positions of increasing responsibility in the legal department since 1988. Mr. Naef also serves as Company Secretary. Prior to joining Serono, Mr. Naef was an attorney at the Geneva law firms of Combe & de Senarclens and Me Rossetti. Mr. Naef is a member of the Board of the Swiss Society of Chemical Industries as well as member of the Pharma working group of this Society. He is also a member of the Board and Executive Committee of the Geneva Chamber of Commerce as well as a member of the Economic Council of the State of Vaud. Mr. Naef holds a law degree and a master's degree in European law from the University of Geneva.

Paola Ricci is Serono's Senior Executive Vice-President, Worldwide Regulatory Affairs. Prior to her appointment to her current position in October 2000, Ms. Ricci was responsible for Serono's corporate regulatory affairs. She joined Serono in 1978 and has worked in positions of increasing responsibility in the research and development organization since that time. Ms. Ricci holds a modern languages degree from the International School of Modern Languages in Rome, Italy.

Allan L. Shaw has been Serono's Chief Financial Officer since November 11, 2002. From 1996 until June 2002, Mr. Shaw was a member of the Board of Directors of Viatel Inc., an international telecommunications company for which he also served as Chief Financial Officer from 1996 until May 2001 and as Corporate Controller from November 1994 until 1996. Mr. Shaw received a Bachelor of Science degree from the State University of New York (Oswego College). He is a certified public accountant in the State of New York.

Timothy Wells is Serono's Senior Executive Vice President, Research. Prior to his appointment to this position in March 2003, he served as Serono's Vice-President Research, Head of Discovery, where he was responsible for integrating the discovery research in Serono's global organization. Mr. Wells joined Serono from Glaxo Wellcome in 1998, where he had held a number of positions of increasing responsibility. Mr. Wells has an MA in Natural Sciences from Cambridge, UK; a PhD in protein engineering from Imperial College London, and is a fellow of the Royal Society of Chemistry.

For the CVs of Mr. **Ernesto Bertarelli** and Mr. **Jacques Theurillat**, please refer to the above section on Board of Directors.

Mr. **Silvano Fumero**, Mr. **Stevo Knezevic** and Mr. **Jean-Pierre Verhassel**, former members of the Executive Management Board, left their position with effect as of March 25, 2003. Mr. Silvano Fumero has served as Serono's Senior Executive Vice-President, Research and Pharmaceutical Development from 1996 until March 25, 2003, when he retired. He has been replaced in this position by Mr. Timothy Wells. Mr. Stevo Knezevic has served as Serono's Senior Executive Vice-President, Clinical Development from 2001 until March 25, 2003, when he resigned. His responsibilities are now incorporated into the Global Product Development Function headed by Mr. Franck Latrille. Mr. Jean-Pierre Verhassel has served as President of the Americas and Chairman of Serono, Inc. from 2002 until March 25, 2003, when he retired. He has been replaced by Mr. Fereydoun Firouz.

Primary functions of the Executive Management Board and work methods

The Executive Management Board and the Managing Director and Chief Executive Officer are in charge of the day-to-day management of the company's business and operations. The Executive Management Board is chaired by the Managing Director and Chief Executive Officer and meets as often as required, but at least on a monthly basis to address operational matters and to make strategic recommendations to the Board of Directors.

Management contract

Given the type of activities it conducts, Serono does not outsource any part of its management.

Compensations, shareholdings and loans

All references made to the Executive Management Board contained in the compensations, shareholdings and loans section, reflect the membership that was in place as of December 31, 2002.

Content and method of determining the compensation and the shareholding programs
Please refer to the above section on Compensation Committee.

All Directors receive cash compensation that varies with their Board responsibilities, their participation on Board Committees and their status as executive or non-executive directors. All directors are also eligible to participate in a special stock option plan that Serono S.A. has set up for its Board of Directors.

Stock Option Plan for the Board of Directors: Serono made a single grant of options to each of its directors and may make additional option grants to directors when their current grants have vested in full. Directors' options vest on December 31 of each year over a period of five years (four years for one director), but directors may not exercise their options for a period of five years (four years for one director) from the date of grant. After the options become exercisable, directors may exercise their options for a period of five years (four years for one director). The exercise price for directors' options is the price of Serono bearer shares on the virt-X on the date of the annual meeting of shareholders following which the options were granted.

Executive directors and the other Executive Management Board members are eligible, in addition to their base salary (which varies with position grade, experience and performance factor), pension, retirement and similar benefits, to participate in the Serono incentive programs described further below:

Corporate Management Incentive Plan (CMIP): The CMIP is an incentive program providing bonuses in cash to Serono employees who have attained a certain position grade. Target amounts are determined on an annual basis and reflect position grade. The bonus granted is the result of a weighting between individual and/or collective performance factors.

Stock Option Plan: Serono's Stock Option Plan is an incentive program following which options are granted to employees who have attained a certain position grade. Options are granted either for Serono S.A. bearer shares or American depositary shares as appropriate. Grants are possible all year long but usually happen as of April 1 of each year. Options vest beginning one year after their grant and vest rateably over four years. Each option has a 10-year duration. The exercise price is the fair market value on the date of grant. The process for awarding options includes a matrix that indicates the minimum and maximum numbers of options that can be awarded based on position grade and individual performance factor.

Employee Share Purchase Plan (ESPP): The ESPP became effective on January 1, 2001 and was progressively implemented for all Serono affiliates throughout the year 2001. The ESPP is designed to allow all permanent Serono employees to purchase shares (Serono S.A. bearer shares or ADSs) through periodic payroll deductions. A participant may contribute up to 15% of his or her salary through payroll deductions, and the accumulated payroll deductions are applied to the purchase of shares on the participant's behalf at the end of the year. The purchase price per share is 85% of the lower of (i) the average closing price of the bearer shares on the virt-X in the 10 business days prior to January 1 of the plan's year and (ii) the average closing price of the bearer shares on the virt-X in the 10 business days prior to December 31 of the plan's year.

Share Match Plan: If an employee completes one year of service with Serono after purchasing shares through the ESPP and retains any of the purchased shares at the end of that year of service, then the employee is eligible for the Share Match Plan. Under this plan, additional shares will be granted to each eligible employee in an amount determined by the Board of Directors. For the second plan year, which ended on December 31, 2002, for every three shares purchased in the ESPP on January 3, 2003 that are still held by an employee on December 31, 2003, Serono will issue to the employee one additional share. All share grants under the Share Match Plan are at the discretion of the Board of Directors. In jurisdictions other than the United States, the matching feature is a part of the ESPP.

Invention Reward Plan: The Serono Invention Reward Plan is intended to identify, recognize and reward those inventions and "know-how" improvements making an important contribution to Serono and also the people responsible for bringing them to fruition. All Serono employees are eligible to participate in the Invention Reward Plan, especially scientific/technical employees in Research and Pharmaceutical Development, Clinical Development, Regulatory Affairs and Manufacturing. The reward plan is structured to include team members who have worked on the inventions as well as the inventor. Nominations are proposed by the employees and are then submitted to the Invention Reward Committee (consisting of the CEO, Chief Intellectual Property Counsel and Senior Executive Vice President Human Resources) who review and approve final awards. Recognition rewards consist of either a cash bonus or a grant of Serono stock options or both. The Plan is designed to be flexible so that the varying levels of individual contribution can be rewarded accordingly.

Total of all compensation conferred directly or indirectly in 2002 to the Board of Directors and Executive Management Board members
The total remuneration granted in 2002 to the executive members of the Board of Directors and to the Executive Management Board members was CHF12,969,842, which includes the tax value of stock options granted during the year calculated based on the Black-Scholes options pricing model.

The total remuneration granted in 2002 to the non-executive members of the Board of Directors was CHF675,000.

The above figures are all inclusive of honoraria, salaries, credits, bonuses and benefits of every kind valued according to market value at the time they were conferred.

Given that no director or Executive Management Board member gave up his/her function during the last financial year, no additional severance payment occurred in 2002.

Compensation conferred in 2002 for former members of governing bodies
No such compensation has been conferred in 2002.

Share allotment in 2002
No Serono S.A. share (registered share with a nominal value of CHF10 each, bearer share with a nominal value of CHF25 or American depositary share) has been allotted in 2002 to the Board of Directors, the Executive Management Board members or parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations. The shares purchased in 2002 under the ESPP as well as the shares resulting from the exercise in 2002 of options either under the Stock Option Plan or the Stock Option Plan for the Board of Directors, if still held by the concerned population as of December 31, 2002, are disclosed below under the Share ownership section.

Share ownership as of December 31, 2002
As of December 31, 2002, the executive members of the Board of Directors, the members of the Executive Management Board and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 9,973,200 Serono S.A. registered shares with a nominal value of CHF10 each and 4,745,228 Serono S.A. bearer shares with a nominal value of CHF25.

As of the same date, the non-executive members of the Board of Directors and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 270 Serono S.A. bearer shares with a nominal value of CHF25 (no holding of Serono S.A. registered shares).

Option ownership as of December 31, 2002
As of December 31, 2002, the executive members of the Board of Directors, the members of the Executive Management Board and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 29,990 options on Serono S.A. bearer shares with a nominal value of CHF25 each.

Number of options	Year of grant	Exercise price in CHF	Expiration date
2,120[1]	1998	546	April 1, 2008
2,610[1]	1999	546	April 1, 2009
1,600[2]	1999	513	June 10, 2009
3,560[1]	2000	1,521	April 1, 2010
1,600[2]	2000	1,398	May 16, 2010
8,400[1]	2001	1,346	April 1, 2011
8,600[1]	2002	1,434	April 1, 2012
1,500[1]	2002	810	Nov 11, 2012
Total 29,990			

1 Vest beginning one year after date of grant and vest ratably over four years. Each option has a 10-year duration. Exercise price is the fair market value on the date of grant.

2 Vest on December 31 of each year over a period of five years, but cannot be exercised for a period of five years from the date of grant. Once exercisable, holders may exercise them for a period of five years. Exercise price is the price of Serono bearer shares on virt-X on the date of the annual meeting of shareholders following which the options were granted.

As at the same date, the non-executive members of the Board of Directors and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 7,720 options on Serono S.A. bearer shares with a nominal value of CHF25 each.

Number of options	Year of grant	Exercise price in CHF	Expiration date
1,320[1]	1997	523	June 17, 2005
4,800[2]	1999	513	June 10, 2009
1,600[2]	2000	1,398	May 16, 2010
Total 7,720			

1 Vest on December 31 of each year over a period of four years, but cannot be exercised for a period of four years from the date of grant. Once exercisable, holder may exercise them for a period of four years. Exercise price is the price of Serono bearer shares on virt-X on the date of the annual meeting of shareholders following which the options were granted.

2 Vest on December 31 of each year over a period of five years, but cannot be exercised for a period of five years from the date of grant. Once exercisable, holder may exercise them for a period of five years. Exercise price is the price of Serono bearer shares on virt-X on the date of the annual meeting of shareholders following which the options were granted.

Additional honoraria and remuneration
No additional honorarium or remuneration in the sense of article 5.7 of the SWX Directive on Information Relating to Corporate Governance has been billed in 2002 to Serono S.A. or any member of the Serono group by any member of the Board of Directors or the Executive Management Board or parties closely linked to such persons in the sense of article 678 of the Swiss Code of Obligations.

Loans granted to governing bodies
Please see note 31 to the group consolidated financial statements.

Highest total compensation
The member of the Board of Directors to whom the highest total compensation was conferred in 2002 received a total of CHF4,504,824, which includes the tax value of stock options granted during the year calculated based on the Black-Scholes option pricing model (all inclusive of honoraria, salaries, credits, bonuses and benefits of every kind valued according to market value at the time they were conferred). The director at stake was not allotted any Serono S.A. share, in 2002.

Shareholders' participation rights
The Articles of Association of Serono S.A. do not contain any limitation on the percentage of registered shares owned by a single shareholder. Also, the Articles of Association do not differ from applicable legal provisions with respect to: participation in the general meeting of shareholders, adoption of resolutions by at least two thirds of the represented votes and an absolute majority of the par value of the represented votes, convocation of the general meeting of shareholders and addition of items to the agenda of the general meeting of shareholders. In addition, there are no statutory rules on deadlines for registering holders of registered shares of Serono S.A.

Changes of control and defence measures
There are no statutory rules on opting out or opting up (art. 22 SESTA). Members of the Executive Management Board benefit from contractual clauses allowing them to accelerate the vesting of their options in case of a change of control.

Auditors
PricewaterhouseCoopers S.A. (formerly Coopers & Lybrand) has been the independent auditors of Serono S.A. since the company was incorporated on May 20, 1987. The current head auditor responsible, Mr. Martin Aked, took up office in May 2002.

In the year 2002, PricewaterhouseCoopers charged $1.6 million for audit services and $2.8 million for other services, of which $1.3 million, related to services provided by the consulting arm of PricewaterhouseCoopers that was sold on September 30, 2002 to IBM.

The Audit Committee is the direct control instrument of the Board of Directors over the external auditor.

Information policy
Commercial and financial information on Serono (including material information such as quarterly results, share information, major collaboration agreements, significant product pipeline evolution and scientific discoveries) is available on the company's website (www.serono.com), which is regularly updated. In addition, material information is disclosed to all major news agencies in Europe and the United States (e.g., Bloomberg, Reuters, Dow Jones). Where required under Swiss law, publications are made in the Swiss Official Commercial Gazette. Serono furthermore complies with all applicable NYSE and SEC disclosure requirements. Serono's Investor Relations Department, whose contact details are posted on the website, is available at all times to respond to shareholders'/potential investors' queries. Printed matter (in particular, Serono Annual Report) can be obtained upon request from the Investor Relations Department.

In cases where special and complex matters are included on the agenda of any general shareholders' meeting, an explanatory note detailing the circumstances, context and impact of the matter(s) is made available to shareholders prior to the shareholders' meeting.

Serono organizes "Road shows" from time to time, at venues that are determined on a case-by-case basis, on which occasions Serono management communicates most recent corporate developments and financial results to the public. Dates and venues of the "Road shows" are announced in advance on Serono's website.

Company addresses

Serono International S.A.
15bis, Chemin des Mines
CH-1211 Geneva 20
Switzerland
Tel: +41 22 739 30 00
Fax: +41 22 731 21 79
www.serono.com

Serono, Inc.
One Technology Place
Rockland, MA 02370, USA
Tel: +1 781 982 9000
Toll Free in US: 800 283 8088
Fax: +1 781 871 6754
www.seronousa.com

Investor Relations
Tel: +41 22 739 36 01
Fax: +41 22 739 30 22
e-mail: investor.relations@serono.com

Investor Relations, USA
Tel: +1 781 681 2552
Fax: +1 781 308 8451
e-mail: us.investorrelations@serono.com

Media Relations
Tel: +41 22 739 36 00
Fax: +41 22 739 30 85
e-mail: media.relations@serono.com

Media Relations, USA
Tel: +1 781 681 23 40
Fax: +1 781 681 29 35
e-mail: us.mediarelations@serono.com

Please note: Throughout the review, models have been used to represent patients, and patient identities have been changed to protect their anonymity.

Produced by Com.factory, Basel, Switzerland. Design by Radley Yeldar, London, England. Original photography by Phil Babb, Richard Bailey, John Edwards, Richard Learoyd and Chris Whitehead, London, England and Ed Quinn, Boston, MA, USA. Protein imagery on pages 24 and 25 by courtesy of The Protein Data Bank. http://www.rcsb.org/pdb/ PDB ID: 1CA4: Y.C. Park, V. Burkitt, A.R. Villa, L. Tong, H. Wu. Tnf Receptor Associated Factor 2. Nature 398 pp533 (1999). Research Collaboratory for Structural Bioinformatics PDB – H.M. Berman, J. Westbrook, Z. Feng, G. Gilliland, T.N. Bhat, H. Weissig, I.N. Shindyalov, P.E. Bourne. Printed by Birkhäuser+GBC, Basel, Switzerland. Project management by the Serono Group's Investor Relations, Corporate Finance and Corporate Communications departments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

April 10, 2003

By: [signature]
Name: Allan Shaw
Title: Chief Financial Officer